Filed Pursuant to Rule 424(b)(5)
Registration No. 333-06971
and Registration No. 333-133784
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 12, 1996)
3,600,000 Shares
Common Stock
          The Spectranetics Corporation is offering 3,600,000 shares of its common stock. Our common stock is traded on the Nasdaq National Market under the symbol “SPNC.” The last reported sale price of our common stock on the Nasdaq National Market on May 3, 2006 was $12.87 per share.

Investing in our common stock involves risks.
See “Risk Factors” beginning on page S-12.

	Per
	Share	Total

Public offering price	$12.50	$45,000,000
Underwriting discounts and commissions	$0.75	$2,700,000
Proceeds, before expenses, to Spectranetics	$11.75	$42,300,000
          The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          We have granted the underwriters a 30-day option to purchase up to an additional 540,000 shares of our common stock to cover over-allotments.

Jefferies & Company	First Albany Capital

Montgomery & Co., LLC	Rodman & Renshaw
The date of this prospectus supplement is May 4, 2006.

          You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and any free writing prospectus that may be provided to you in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus or any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, offering to sell or seeking offers to buy shares of common stock except in jurisdictions where offers or sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, the information contained in the accompanying prospectus is accurate only as of the date of that prospectus, and the information in any document incorporated or deemed to be incorporated by reference is accurate only as of the date that document was filed with the Securities and Exchange Commission, or SEC, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates. Unless otherwise expressly stated or the context requires otherwise, in this prospectus supplement and the accompanying prospectus, the “Company,” “Spectranetics,” “we,” “us,” and “our” refer to The Spectranetics Corporation, a Delaware corporation, and its wholly owned subsidiary.

S-i

          We are providing information to you about this offering of shares of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which provides more general information. Generally when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the accompanying prospectus may not apply to this offering.
          Statements contained in this prospectus supplement as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document incorporated by reference as an exhibit to our periodic reports incorporated by reference into this prospectus supplement or to a document filed or incorporated by reference as an exhibit to the registration statement of which the accompanying prospectus constitutes a part or to a document incorporated or deemed to be incorporated by reference in the registration statement, each of those statements being qualified in all respects by this reference.
          Spectranetics®, the Spectranetics logo, we get your blood flowing®, CVX-300®, CLeaRS®, CLiRpath®, Lead Locking Device (LLD®), POINT 9tm, Quick-Cross®, Spectranetics Laser Sheath (SLStm), and TURBO-Boostertm, are trademarks of The Spectranetics Corporation. Other names are for informational purposes only and used to identify companies and products and may be trademarks of their respective owners.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY
          The following summary contains some basic information about our business and this offering. It does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus supplement, including “Risk Factors” and our consolidated financial statements and the accompanying notes, the accompanying prospectus and the documents incorporated by reference before making an investment decision.
          Unless otherwise expressly stated or the context otherwise requires, information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. References in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference to the “installed base” and “placements” of our laser system include outright sales, rentals, lasers being used under our “Cap-Free” program, and lasers being evaluated during a temporary trial period by potential customers.
Our Company
          We develop, manufacture, market and distribute single-use medical devices used in minimally invasive procedures within the cardiovascular system for use with our proprietary excimer laser system. Excimer laser technology delivers relatively cool ultraviolet energy to ablate or remove arterial blockages including plaque, calcium and thrombus. Our laser system includes the CVX-300 laser unit and various disposable fiber-optic laser catheters. Our laser catheters contain hundreds of small diameter, flexible optical fibers that can access difficult to reach peripheral and coronary anatomy and produce evenly distributed laser energy at the tip of the catheter for more uniform ablation. We believe that our excimer laser system is the only laser system approved in the United States, Europe, Japan and Canada for use in multiple, minimally invasive cardiovascular procedures. These procedures include atherectomy, which is a procedure to remove arterial blockages in the peripheral and coronary vasculature, and the removal of infected, defective or abandoned cardiac lead wires from patients with pacemakers or implantable cardiac defibrillators, or ICDs, which are electronic devices that regulate the heartbeat. As of December 31, 2005, our worldwide installed base of laser systems was 494, of which 377 were in the United States. We are focused on increasing recurring revenue, which includes disposable catheter sales, service and laser rental, which in the aggregate represented 93% of our revenue for 2005. Disposable catheter sales represented 76% of our revenue for 2005.
          Our products are designed to treat a wide range of cardiovascular disease, including peripheral and coronary arterial disease. Peripheral arterial disease, or PAD, is characterized by clogged or obstructed arteries in the upper or lower leg. The resulting lack of blood flow can cause leg pain and lead to tissue loss or amputation. According to the American Heart Association, as many as 12 million people in the United States have PAD, yet nearly 75% of these people do not have any symptoms or mistake the symptoms of PAD for another condition. Moreover, according to a 2004 report by the Sage Group, a market research firm, approximately 1.1 million people in the United States suffer from critical limb ischemia, or CLI, an advanced form of PAD. In addition, according to this report, within six months of diagnosis, the mortality rate for CLI patients is approximately 20%, with another 35% requiring amputation, of which an estimated 160,000 amputations resulting from CLI are performed each year in the United States alone. Based on data from iData Research, a market research firm, we estimate that the volume of interventional and surgical procedures comprised of atherectomy, angioplasty, cryoplasty, stenting and vascular grafts performed in the United States to treat PAD will increase from approximately 375,000 in 2005 to approximately 875,000 in 2010, which represents a compound annual growth rate of approximately 18%.
          We believe that physicians, including interventional cardiologists, vascular surgeons, and interventional radiologists, are looking for effective minimally invasive solutions to treat PAD. We believe that balloons and stents, although commonly used to treat PAD, have not been proven to have a long-lasting clinical benefit in the legs, while surgical bypass and amputation carry significant patient risk and cost. Recently, laser atherectomy has emerged as a viable treatment option for PAD, both as a stand-alone treatment and as an adjunctive treatment with other therapies, such as balloons and stents. We offer our CLiRpath atherectomy catheters in a broad range of sizes, enabling physicians to treat both smaller and larger diameter arteries. In addition, we believe our laser system and CLiRpath catheter technology offer a number of patient benefits, including a minimally invasive alternative to bypass surgery and amputation, as well as more predictable outcomes in addressing PAD, reduced procedure time and a better safety profile as compared with other atherectomy devices.
          In the coronary market, our disposable catheter devices are used to treat complex coronary artery disease as an adjunctive treatment to traditional percutaneous coronary interventions, or PCI, using balloons and stents. We are currently focused on the treatment of one of the most challenging coronary lesions, chronic total occlusions, or CTOs, leveraging our experience in the coronary market. According to a 2005 article in the Journal of Invasive Cardiology which cites a 2003 report by Arlington Medical Resources, a market research firm, the number of diagnostic catheterization procedures, or angiograms, performed annually in the United States is approximately 2.6 million. A 2002 article in the journal Circulation cited data based on published studies from 1997 to 1999 which showed the presence of a CTO in approximately 31% of patients who received a coronary angiogram, of which only approximately 7.5% were treated using minimally invasive techniques. According to a 2001 article in the Journal of Invasive Cardiology, patients whose CTOs could not be crossed using a guidewire were approximately three to five times more likely to undergo coronary artery bypass surgery than patients whose CTOs were successfully crossed. Coronary artery bypass surgery is highly invasive and carries significant procedural risks, and as a result of these risks, we believe that there is increased interest from interventional cardiologists to treat CTOs with minimally invasive techniques. With the recent demonstrated clinical efficacy of drug-eluting stents in coronary lesions, we believe that physicians are looking for ways to place drug-eluting stents in CTOs once they are crossed. We believe that our products will enable physicians to more effectively cross certain types of CTOs, and in 2006, we plan to seek approval from the U.S. Food and Drug Administration, or FDA, to initiate our pivotal Investigational Device Exemption, or IDE, clinical trial for our Superwire catheter to address coronary CTOs not crossable by a guidewire.
          We are also a leader in the market for selling devices for the removal of infected, defective or abandoned pacemaker and ICD leads. As a result of pacemakers or ICDs being replaced, we estimate that while more than 250,000 leads are left in the body each year in the United States, fewer than 10,000 leads are removed from the body. The current standard of care is simply to cap these leads and leave them in the body based on the risk of complications associated with lead removal and the perception that abandoned leads are benign. Data from our clinical trials indicates that the use of our CLeaRS product line, which includes our Spectranetics Laser Sheath, or SLS, and our Lead Locking Device, or LLD, may reduce the risk of complications associated with lead removal to less than 2%. We believe that clinical complications associated with abandoned leads, such as pocket infections, are more significant than generally believed. We are implementing various initiatives targeted at increasing the number of removals of abandoned or defective pacemaker or ICD leads by educating physicians as to the complications and costs associated with leaving these leads in the body.
          We have a seasoned and experienced senior management team of seven members who in the aggregate have over 150 years of experience in the medical device market. We have recently added key hires to further strengthen our leadership including our Chief Operating Officer, our Vice President of Clinical Affairs and our Vice President of Sales.
Our Solution
          Over our 22 year history, we have developed our proprietary excimer laser technology that we believe has enabled us to effectively meet the needs of physicians and their patients.

•	Proprietary technology. Our excimer laser technology delivers relatively cool, 308 nanometer wavelength ultraviolet energy pulses to an arterial blockage or lesion through optical fibers in a catheter, and is used to ablate, or remove, plaque, calcium and thrombus. Our laser catheter is inserted into an artery through a small incision and then guided to the site of the blockage or lesion using conventional angioplasty tools, such as guidewires. When the tip of the laser catheter has been placed at the site of the blockage or lesion, the physician activates the laser to ablate the blockage or lesion. Because our laser generates minimal heat and is a contact laser that only ablates materials within 50 microns (the width of a human hair) ahead of the laser tip, it is able to break down the molecular bonds of plaque, calcium and thrombus into particles smaller than red blood cells, without significant thermal damage to surrounding tissue. We believe that we offer the only FDA-approved laser system for the treatment of peripheral and coronary arterial disease and for the removal of infected, defective or abandoned pacemaker and ICD leads. We hold 40 issued U.S. patents, 26 issued foreign patents and have rights to 19 additional U.S. patents under license agreements.

•	Significant patient benefits. We believe our CLiRpath catheter technology offers a number of patient benefits, including a minimally invasive alternative to bypass surgery and amputation, as well as more predictable outcomes in addressing PAD, reduced procedure time and a better safety profile when compared with other atherectomy devices. We believe that our CLiRpath technology reduces the risk of distal embolization as compared with balloon and stent technology and other atherectomy devices because our laser can ablate blockages into particles smaller than red blood cells. Distal embolization occurs when particles dislodged during PCI or atherectomy create a blockage elsewhere in the vasculature.

•	Key physician benefits. Because our technology can be utilized to ablate all types of arterial blockages, including plaque, calcium and thrombus, we believe our system enables physicians to expand the number of minimally invasive procedures they can perform. For example, our system can be used to cross CTOs in the heart or the leg. We believe our 0.9 mm catheters are smaller than any approved balloon angioplasty catheter or any other approved mechanical atherectomy device, which enables the treatment of smaller arteries in the lower leg. Moreover, we believe that our CLiRpath technology enables physicians to perform procedures more rapidly than with other atherectomy devices, reducing radiation exposure from fluoroscopic imaging to both physicians and patients.

•	Compelling clinical data. During 2004 and 2005, seven clinical publications in peer-reviewed medical journals have highlighted the use of our products for the treatment of PAD. In particular, we believe our Laser Angioplasty for Critical Limb Ischemia (LACI) trial is the only FDA-approved, multi-center registry targeted at the treatment of patients with CLI. The purpose of the study was to evaluate the effectiveness of laser-assisted PCI for CLI patients who were poor candidates for surgical revascularization and, as a result, at a higher risk for amputation. The primary endpoint of the trial was limb salvage (avoidance of amputation above the ankle) among the surviving patients at six months following the procedure. The limb salvage rate for the patients treated in the LACI trial was 93% (as compared to 87% for the historical control group treated with a variety of standard therapies, including bypass surgery) despite a challenging patient population suffering from other illnesses such as diabetes, hypertension and previous stroke or heart attack. Although the design of the LACI trial resulted in the issuance of a non-approval letter from the FDA, a subset of the LACI data combined with data from similar clinical studies in the United States and Europe for the treatment of CTOs in the leg not crossable with a guidewire formed the basis for our FDA clearance received in April 2004. This data revealed that limb salvage was observed in 95% of patients surviving for six months with no increase in serious adverse events as compared with the LACI study.
Our Strategy
          Our goal is to become a leading provider of innovative, minimally invasive solutions for the treatment of cardiovascular disease. To achieve this objective, we are pursuing the following business strategies:

•	Expand sales and training initiatives to drive disposable device revenue. We seek to grow revenue through increased sales of our higher margin disposable products driven by the expansion of our sales organization and training of physicians. By the end of 2006, we expect to have 75 to 80 employees in our sales organization, more than doubling our sales organization from December 31, 2004 levels. In addition, we believe that through hosting our Master Summit training sessions, where physicians observe live case demonstrations and educational presentations regarding the use of our laser system, we can accelerate physician training and enhance awareness of other indications for which our products can provide a clinical benefit.

•	Expand installed customer base. According to a 2001 report by the Society of Cardiovascular Angiography and Interventions, there were over 2,100 cardiac catheterization laboratories operating in the United States in 2001. Our goal is to expand our customer base by continuing to focus our sales efforts on the 1,000 hospitals with cardiac catheter labs that we believe perform the highest volume of interventional procedures, as well as on stand-alone peripheral intervention practices. For the years ended December 31, 2004 and 2005, we placed 34 and 77, respectively, of our 494 laser systems in hospitals with cardiac catheter labs. Most of our laser placements in 2005 were made under our “Cap-Free” program, which we introduced in June 2005. Our “Cap-Free” program eliminates the initial capital outlay required to acquire a laser system, instead adding a surcharge to each disposable fiber-optic catheter purchased from us by the customer. We expect the majority of our future laser placements to be made under this program.

•	Increase pace of product and technology development to address growing markets. To address growth in the PAD market and to continue our product and technology development in other areas, we have increased the pace of our product development over the last two years. Our increased focus on product development has led to 14 new peripheral atherectomy products introduced since April 2004, including our 2.5 Turbo catheter, which received FDA clearance in August 2005, and the incorporation of certain features of our Turbo catheter into our entire CLiRpath catheter line which we expect to complete in the first half of 2006. Our product development initiatives include devices to create larger openings, or lumens, in the arteries in the peripheral vasculature, as well as our Superwire catheter focused on coronary CTOs not crossable with a guidewire. We have received conditional approval from the FDA to begin our pivotal IDE clinical trial for our TURBO-Booster catheter, which is capable of creating larger lumens. In addition, in 2006 we plan to seek FDA clearance to initiate our pivotal IDE clinical trial for our Superwire catheter to address coronary CTOs not crossable by a guidewire. Our technology initiatives include adding visualization capability to our catheters, which will provide physicians with an internal view of the artery, as well as developing a next-generation laser platform.

•	Gather and develop clinical data for publication to drive broader adoption and achieve regulatory clearance of our products. We believe that physicians adopt new products and technologies primarily based on available clinical data. To drive broader physician adoption, we support clinical trials intended to demonstrate the clinical benefits of our technology which we believe will help drive adoption and utilization. During 2004 and 2005, there were 12 clinical publications in peer-reviewed medical journals on the use of excimer laser technology for the treatment of PAD, lead removal and other coronary applications. We will also focus on initiating clinical trials as a means for gaining regulatory clearance for new products and novel applications for our technology.

•	Increase patient and physician awareness of PAD. We have initiated a number of public relations campaigns targeted at increasing patient and physician awareness of early diagnosis and minimally invasive alternatives to treat PAD. Through a variety of media channels, we seek to educate those suffering from PAD by highlighting the clinical outcomes of treatment. We have also initiated programs designed to increase referring physician awareness of PAD, including podiatrist referral programs and case presentations at hospitals.

•	Leverage our sales organization. As part of our strategy to increase sales of our disposable devices, we may seek to leverage our growing sales organization through the distribution of additional products that are complementary to our products for the treatment of PAD. To broaden our product line, we may pursue a variety of strategies, some of which may include product acquisitions, licensing, distribution or other collaborative agreements.

•	Leverage technical expertise in the generation and delivery of laser energy. We have designed our laser system to support multiple existing and potential therapeutic applications for the treatment of cardiovascular disease. Our current areas of focus are on the treatment of PAD, the treatment of CTOs in the legs and the heart, and the removal of pacemaker and ICD leads; however, we will continue to explore additional applications of our core laser technology outside of these areas. To leverage our laser expertise, we will continue to seek strategic joint development opportunities with partners who have technology or products that are complementary to our technology or products.
Our Address
          Spectranetics is a Delaware corporation incorporated in 1984. Our principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907. Our telephone number is (719) 633-8333.

Recent Developments
          On April 19, 2006, we announced our condensed consolidated results of operations and financial position as of and for the three months ended March 31, 2006. The results of operations and financial position set forth in the tables below are not necessarily indicative of the results to be expected in any future periods, and the results of operations and financial position as of and for the three months ended March 31, 2006 should not be considered indicative of results of operations or financial position to be expected for the full fiscal year.
          Revenue in the three months ended March 31, 2006 was $13.6 million, up 50% compared with $9.1 million in the three months ended March 31, 2005. Revenue growth was driven primarily by our atherectomy product sales, which increased 97% compared with the first quarter of 2005. For the first quarter of 2006, disposable products revenue rose 57% to $10.7 million, laser revenue rose 76% to $1.4 million, and service and other revenue rose 7% to $1.6 million, in each case compared with the first quarter of 2005.
          The worldwide installed base of laser systems was 523 as of March 31, 2006 (of which 404 were in the United States), which includes net laser placements of 29 laser units in the first quarter of 2006 compared with 12 net placements in the first quarter of 2005.
          Gross margin for the first quarter of 2006 was 73%, compared with gross margin of 76% in the first quarter of 2005. The decline was primarily due to an increase in staffing, production equipment and related costs targeted at raising production capacity. Operating expenses in the first quarter of 2006 were $10.7 million, up 56% compared with the first quarter of 2005. The increase was primarily related to ongoing increases in our field sales organization, physician training, clinical research and product development initiatives to further penetrate the market for treating PAD. Operating expenses in the first quarter of 2006 also included stock-based compensation expense of $620,000, pursuant to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123, Revised 2005, Share-Based Payment (“Statement 123R”), which we adopted on January 1, 2006. See “Risk Factors — The adoption of Statement 123R will have an adverse impact on our results of operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Pronouncements” and Note 1(m) to our consolidated financial statements included elsewhere in this prospectus supplement.
          For the first quarter of 2006, we recorded a net loss of $638,000, or $0.02 per diluted share, compared with net income of $75,000, or $0.00 per diluted share, in the first quarter of 2005. Pre-tax net loss in the first quarter of 2006, including stock-based compensation expense of $620,000, was $619,000, compared with pre-tax net income of $132,000 in the first quarter of 2005.
          Cash, cash equivalents and current and non-current investment securities totaled $11.2 million as of March 31, 2006, compared with $16.9 million as of December 31, 2005. Cash disbursements in the first quarter of 2006 included a final payment of $2.9 million to Edwards Lifesciences Corporation related to the settlement of arbitration proceedings.

	Three Months
	Ended March 31,

	2006		2005

	(dollars in thousands,
	except per share data
	and percentages)
	(unaudited)
Statement of Operations Data:
Revenue	$13,617		$9,053
Cost of revenue	3,647		2,176

Gross margin	9,970		6,877
Gross margin %	73%		76%
Operating expenses:
Selling, general and administrative	8,879	(1)	5,384
Research, development and other technology	1,834	(2)	1,465

	Three Months
	Ended March 31,

	2006	2005

	(dollars in thousands,
	except per share data
	and percentages)
	(unaudited)
Total operating expenses	10,713	6,849

Operating income (loss)	(743)	28
Other income, net	124	104

Net income (loss) before taxes	(619)	132
Income tax expense	(19)	(57)

Net income (loss)	$(638)	$75

Earnings (loss) per common and common equivalent share — basic and diluted	$(0.02)	$0.00

Weighted average shares outstanding
Basic	26,360	25,663
Diluted	26,360	27,641

(1)	Includes stock-based compensation of $527,000 for the three months ended March 31, 2006.

(2)	Includes stock-based compensation of $93,000 for the three months ended March 31, 2006.

	March 31,	December 31,
	2006	2005

	(dollars in thousands)
	(unaudited)
Balance Sheet Data:
Assets
Current assets
Cash, cash equivalents and investment securities available for sale	$10,212	$14,937
Accounts receivable	9,497	8,141
Inventories	4,239	2,967
Deferred tax asset	65	65
Other current assets	820	663

Total current assets	24,833	26,773
Property and equipment, net	10,519	8,801
Investment securities, non-current	971	1,976
Deferred tax asset, non-current	763	782
Other assets	408	443

Total assets	$37,494	$38,775

Liabilities and shareholders’ equity
Current liabilities	9,687	11,560
Non-current liabilities	22	31
Shareholders’ equity	27,785	27,184

Total liabilities and shareholders’ equity	$37,494	$38,775

Supplemental Financial Information:

	2005				2006

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr

	(dollars in thousands, except per share data)
	(unaudited)
Summary Financial Data:
Laser Revenue:
Equipment sales	$416	$691	$767	$972	$820
Rental fees	367	406	447	629	560

Total laser revenue	783	1,097	1,214	1,601	1,380

Disposable Products Revenue:
Fiber-optic atherectomy revenue	2,962	4,207	4,236	4,809	5,081
Support catheter revenue	411	755	793	955	1,573

Total atherectomy revenue	3,373	4,962	5,029	5,764	6,654

Fiber-optic lead removal revenue	2,384	2,254	2,441	2,438	2,759
Other devices and accessories revenue	1,049	1,114	1,209	1,028	1,255

Total lead removal revenue	3,433	3,368	3,650	3,466	4,014

Service and other revenue	1,464	1,218	1,337	1,453	1,569

Total revenue	$9,053	$10,645	$11,230	$12,284	$13,617

Net income (loss)	$75	$242	$506	$215	$(638	) (1)
Net income (loss) per share
Basic	$0.00	$0.01	$0.02	$0.01	$(0.02)

Diluted	$0.00	$0.01	$0.02	$0.01	($0.02)

Cash flow generated (used) from operating activities	$(1,011)	$(244)	$460	$330	$(5,501)

Total cash and investment securities-current and non-current	$15,941	$16,074	$16,800	$16,913	$11,183

Laser sales summary:
Laser sales from inventory	2	3	4	2	2
Laser sales from evaluation/rental units	1	2	2	6	4

Total laser sales	3	5	6	8	6

Worldwide Installed Base Summary:
Laser sales from inventory	2	3	4	2	2
Rental placements	1	9	14	26	22
Evaluation placements	16	8	4	8	8

Laser placements during quarter	19	20	22	36	32
Buy-backs/returns during quarter	(7)	(3)	(4)	(6)	(3)

Net laser placements during quarter	12	17	18	30	29

Total lasers placed as of the end of quarter	429	446	464	494	523

(1)	Includes stock-based compensation of $620,000.

The Offering

Common stock offered by Spectranetics	3,600,000 shares

Common stock to be outstanding after this offering	30,048,116 shares(1)

Use of proceeds	For capital expenditures, working capital and other general corporate purposes and business development activities, which may include acquisitions. See “Use of Proceeds.”

Nasdaq National Market symbol	SPNC

Risk factors	See “Risk Factors” in this prospectus supplement for a discussion of some of the factors that you should consider carefully before deciding to invest in our common stock.

(1)	The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2006. This number does not include:

•	an aggregate of up to 540,000 shares of our common stock that the underwriters have the option to purchase to cover over-allotments, if any;

•	an aggregate of 3,974,533 shares of our common stock subject to outstanding options under our existing equity incentive plans as of March 31, 2006 with a weighted average exercise price of $4.59 per share; and

•	an aggregate of 223,495 additional shares of our common stock reserved for future awards under our existing equity plans as of March 31, 2006.
      At our annual meeting of stockholders to be held on June 6, 2006, we intend to request that our stockholders approve the adoption of our 2006 Incentive Award Plan which will provide for incentive awards for up to an additional 350,000 shares of our common stock.

Summary Consolidated Financial Data
          The following table sets forth summary consolidated statement of operations data and balance sheet data. The summary statement of operations data for the fiscal years ended 2005, 2004 and 2003 and the summary balance sheet data as of December 31, 2005 are derived from our audited consolidated financial statements included in this prospectus. The summary statement of operations data for the fiscal years ended 2002 and 2001 is derived from our audited consolidated financial statements not included in this prospectus. You should read the summary consolidated financial data presented below in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information included elsewhere in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference and deemed to be incorporated by reference herein and therein. Our historical results of operations and financial position are not necessarily indicative of our future results of operations or financial position.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(in thousands, except per share data)
Statement of Operations Data(1):
Revenue	$43,212	$34,708	$27,869	$28,097	$27,808
Cost of revenue	10,523	8,801	7,900	8,983	8,459
Selling, general and administrative	24,149	19,347	15,261	14,586	14,277
Research, development and other technology	6,661	5,355	3,812	4,510	4,915
Proxy contest and settlement obligations	–	–	–	1,837	–
Reorganization costs and litigation reserves reversal	–	–	(32)	–	–

Operating income (loss)	1,879	1,205	928	(1,819)	157
Interest expense related to litigation settlement	(387)	–	–	–	–
Other income, net	424	229	106	323	433

Income (loss) before income taxes	1,916	1,434	1,034	(1,496)	590
Income tax (expense) benefit	(878)	1,518	(105)	(65)	–

Net income (loss)(2)	$1,038	$2,952	$929	$(1,561)	$590

Income (loss) from continuing operations per share:
Basic	$0.04	$0.12	$0.04	$(0.07)	$0.03
Diluted	$0.04	$0.11	$0.04	$(0.07)	$0.02
Weighted average common shares outstanding:
Basic	25,940	25,080	24,254	23,809	23,547
Diluted	28,568	27,060	25,443	23,809	24,161

	As of December 31, 2005

	Actual	As Adjusted(3)

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investment securities available for sale	$16,913	$58,463
Working capital	15,213	56,763
Property and equipment, net	8,801	8,801
Total assets	38,775	80,325
Current liabilities	11,560	11,560
Long-term liabilities	31	31
Shareholders’ equity	27,184	68,734

(1)	As of January 1, 2006, we adopted Statement 123R, which requires companies to measure all employee stock-based compensation awards using a fair value method and to record that expense in their consolidated financial statements. We have adopted Statement 123R on a prospective basis as defined in the statement and, under this adoption method, we will record expense relating to employee stock-based compensation awards in the periods subsequent to December 31, 2005. Accordingly, our statement of operations data for the five years ended December 31, 2005 does not reflect the effect of Statement 123R, whereas our statement of operations for subsequent periods will reflect the impact of Statement 123R. The adoption of Statement 123R will have an adverse effect, which could be material, on our results of operations in periods ending subsequent to December 31, 2005. See “Risk Factors — The adoption of Statement 123R will have an adverse impact on our results of operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Pronouncements” and Note 1(m) to our consolidated financial statements included elsewhere in this prospectus supplement.

(2)	Net income for the year ended December 31, 2004 included a $1,615,000 income tax benefit, which represented the release of a valuation allowance that we determined was no longer required on specific deferred taxes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(3)	Adjusted to reflect the issuance and sale of 3,600,000 shares of our common stock in this offering and our receipt of the estimated net proceeds from the sale of those shares, based on the public offering price per share set forth on the cover page of this prospectus supplement, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This as adjusted information does not give effect to our anticipated use of the net proceeds from this offering. See “Use of Proceeds” and “Capitalization.”

RISK FACTORS
          Any investment in our shares of common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before you decide to buy our common stock. If any of the risks actually occurs, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline and you may lose all or part of the money you paid to buy our common stock.
Risks Related to Our Business and Industry
Our ability to increase our revenue is largely dependent on our ability to successfully penetrate our target markets and develop new products for those markets.
          Our ability to increase our revenue from current levels depends largely on our ability to increase sales in the PAD market with our CLiRpath line of disposable catheters that was introduced in 2004. A substantial portion of our growth in 2005 and 2004 was derived from sales of our CLiRpath catheters and in order to increase future revenue, we must increase sales of these products to existing and new customers. Beyond CLiRpath, new products will need to be developed and approved by the FDA and foreign regulatory agencies to sustain revenue growth within the market. In that regard, while our focus is on the PAD market, we currently have FDA clearance for only one indication for the treatment of PAD. Additional clinical data and new products to treat coronary artery disease will also be necessary to grow revenue within the coronary market.
Our future growth depends on physician adoption of our products, which requires physicians to change their screening, referral and treatment practices.
          Although we believe there is a correlation between PAD and coronary artery disease, many physicians do not routinely screen for PAD while screening for coronary artery disease. We target our sales efforts to interventional cardiologists, vascular surgeons and interventional radiologists because they are often the primary care physicians diagnosing and treating both coronary artery disease and PAD. However, the initial point of contact for many patients may be other physicians, including general practitioners and podiatrists, each of whom commonly treats patients experiencing complications resulting from PAD. If we do not educate referring physicians about PAD in general and the existence of our products in particular, they may not refer patients to interventional cardiologists, vascular surgeons or interventional radiologists for treatment with our laser system. In addition, in order to grow sales of our lead removal products, we must change the current standard of care for abandoned pacemaker and ICD leads, which is simply to cap the abandoned leads and leave them in the body. If we are not successful in educating physicians about screening for PAD or about risks related to infected, defective or abandoned pacemaker and ICD leads, our ability to increase our revenue may be impaired.
We may be unable to compete successfully with bigger companies in our highly competitive industry.
          The industry in which we compete is highly competitive. Our primary competitors are manufacturers of products used in competing therapies within the peripheral and coronary atherectomy markets, such as:

•	atherectomy and thrombectomy, using mechanical methods to remove arterial blockages (peripheral and coronary);

•	balloon angioplasty and stents (peripheral);

•	bypass surgery (peripheral and coronary); and

•	amputation (peripheral).
          Although balloon angioplasty and stents are used extensively in the coronary vascular system, we do not compete directly with these products. Rather, our laser technology is used as an adjunctive treatment to balloon angioplasty and stents in complex coronary procedures.

          Almost all of our competitors have substantially greater financial, manufacturing, marketing and technical resources than we do. Larger competitors have a broader product line, which enables them to offer customers bundled purchase contracts and quantity discounts, and more experience than we have in research and development, marketing, manufacturing, preclinical testing, conducting clinical trials, obtaining FDA and foreign regulatory approvals and marketing approved products. Our competitors may discover technologies and techniques, or enter into partnerships with collaborators, in order to develop competing products that are more effective or less costly than the products we develop. This may render our technology or products obsolete and noncompetitive. Academic institutions, government agencies, and other public and private research organizations may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors. As a result, our competitors may be better equipped than we are to develop, manufacture, market and sell competing products. We expect competition to intensify.
          We believe that primary competitive factors in the interventional cardiology market include:

•	the ability to treat a variety of lesions safely and effectively as demonstrated by credible clinical data;

•	the impact of managed care practices, related reimbursement to the healthcare provider, and procedure costs;

•	ease of use;

•	size and effectiveness of sales forces; and

•	research and development capabilities.
          Manufacturers of atherectomy or thrombectomy devices include SCIMED Life Systems, Inc. (a subsidiary of Boston Scientific Corporation), Guidant Corporation (a subsidiary of Boston Scientific Corporation), Fox Hollow Technologies, Inc., Possis Medical, Inc. and Straub Medical AG. There are other potential competitors, such as Pathway Medical Technologies, Inc. and Cardiovascular Systems, Inc., that are currently seeking FDA clearance to market their mechanical atherectomy devices.
          We also compete with companies marketing lead extraction devices or removal methods, such as mechanical sheaths. In the lead removal market, we compete in the United States with lead removal devices manufactured by Cook Vascular Inc. and we compete in Europe with lead removal devices manufactured by VascoMed-Institute für Kathertechnologie GmbH, or VascoMed.
Our products may not achieve market acceptance.
          Our laser system and other products may not gain market acceptance. Market acceptance in the healthcare community, including physicians, patients and third-party payers, of our laser system and other products depends on many factors, including:

•	our ability to provide incremental clinical and economic data that shows the safety and clinical efficacy and cost effectiveness of, and patient benefits from, laser atherectomy and pacemaker and ICD lead removal;

•	the availability of alternative treatments;

•	the inclusion of our products on insurance company formularies;

•	the willingness and ability of patients and the healthcare community to adopt new technologies;

•	the convenience and ease of use of our products relative to existing treatment methods;

•	the pricing and reimbursement of our products relative to existing treatment methods; and

•	marketing and distribution support for our products.
          In addition, if any of our products achieves market acceptance, we may not be able to maintain that market acceptance over time if competing products or technologies are introduced that are received more favorably or are more cost effective. Failure to achieve or maintain market acceptance would limit our ability to generate revenue and would have a material adverse effect on our business, financial condition and results of operations.
If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our products under development may be delayed and our business may be harmed.
          For planning purposes, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development and commercialization goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we publicly announce the expected timing of some of these milestones. All of these milestones are based on a variety of assumptions and are subject to numerous risks and uncertainties. There is a risk that we will not be successful in achieving these milestones on a timely basis or at all. Moreover, even if we are successful in achieving these milestones, the actual timing of the achievement of these milestones can vary dramatically compared to our estimates — in many cases for reasons beyond our control — depending on numerous factors, including:

•	the rate of progress, costs and results of our clinical trials and research and development activities;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	the extent of scheduling conflicts with participating physicians and clinical institutions;

•	the receipt of marketing approvals and clearances by our competitors and by us from the FDA and other regulatory agencies;

•	other actions by regulators, including actions related to a class of products; and

•	actions of our development partners in supporting product development programs.
          If we do not meet these milestones for our products or if we are delayed in achieving any of these milestones, the development and commercialization of new products, modifications of existing products or sales of existing products for new approved indications may be prevented or delayed, which could damage our reputation or materially adversely affect our business.
If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, our business may be harmed.
          All of our potential products and improvements of our current products are subject to extensive regulation and will require approval or clearance from the FDA and other regulatory agencies prior to commercial sale and distribution. Pursuant to FDA regulations, unless exempt, the FDA permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of an approved pre-market approval application, or PMA. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. In some cases, a 510(k) clearance must be supported by preclinical and clinical data. The PMA application process is more costly, lengthy and uncertain than the 510(k) process, and must be supported by extensive data, including data from preclinical studies and human clinical trials. Therefore, in order to obtain regulatory approvals or clearance, we typically must, among other requirements, provide the FDA and similar foreign regulatory authorities with preclinical and clinical data that demonstrate to the satisfaction of the FDA and such other authorities that our products satisfy the criteria for approval or clearance. Preclinical testing and clinical trials must comply with the regulations of the FDA and other government authorities in the United States and similar agencies in other countries.
          Clinical development is a long, expensive and uncertain process and is subject to delays and to the risk that products may ultimately prove ineffective in treating the indications for which they are designed. Completion of the necessary clinical trials usually takes several years or more. We cannot assure you that we will successfully complete clinical testing of our products within the time frame we have planned, or at all.

Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later trials. A number of companies in the medical device industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.
          We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent us from receiving regulatory approval for new products, modification of existing products, or new approved indications for existing products including the following:

•	the FDA or similar foreign regulatory authorities may find that the product is not sufficiently safe or effective;

•	officials at the FDA or similar foreign regulatory authorities may interpret data from preclinical testing and clinical trials in different ways than we do;

•	there may be delays or failure in obtaining approval of our clinical trial protocols from the FDA or other regulatory authorities;

•	there may be delays in obtaining institutional review board approvals or government approvals to conduct clinical trials at prospective sites;

•	the FDA or similar foreign regulatory authorities may find our or our suppliers’ manufacturing processes or facilities unsatisfactory;

•	the FDA or similar foreign regulatory authorities may change their approval policies or adopt new regulations that may negatively affect or delay our ability to bring a product to market or receive approvals or clearances for the treatment of new indications;

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing or to abandon programs;

•	we may experience difficulties in managing multiple clinical sites;

•	trial results may not meet the level of statistical significance required by the FDA or other regulatory authorities;

•	we have experienced delays in enlisting an adequate number of patients in prior clinical trials, and we may be unable to attract subjects for our clinical trials when competing with larger companies who are able to offer larger financial incentives to their customers to support their clinical trials;

•	enrollment in our clinical trials may be slower than we anticipate, or we may experience high drop-out rates of subjects in our clinical trials, resulting in significant delays;

•	we may experience delays in reaching agreement on acceptable terms with third party research organizations and trial sites that will conduct the clinical trials;

•	our products may be, or may be perceived by healthcare providers to be, unsafe or ineffective for a particular indication; and

•	we, or regulators, may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks.
          Failures or perceived failures in our clinical trials will delay and may prevent our product development and regulatory approval process, damage our business prospects and negatively affect our reputation and competitive position.
Our small sales and marketing team may be unable to compete with our larger competitors or to reach potential customers.
          Although we are expanding our sales and marketing organizations, most of our competitors have substantially larger sales and marketing operations than we do. This allows those competitors to spend more time with potential customers and to focus on a larger number of potential customers, which gives them a significant advantage over our team in making sales. Additionally, our field sales organization consists primarily of individuals with extensive clinical experience within cardiac catheter labs; however, their sales experience is limited. We are providing sales training, and as we add new field sales employees will attempt to recruit candidates with more sales experience. However, we cannot assure you that our sales training and recruiting will improve productivity within our field sales organization. Further, we may experience higher turnover within our field sales organization than we have in the past because we are shifting our emphasis to sales personnel with sales experience rather than a clinical background.
Regulatory compliance is expensive and approvals can often be denied or significantly delayed.
          Our products are regulated as medical devices, which are subject to extensive regulation by the FDA and comparable state and foreign agencies. Complying with these regulations is costly and time consuming. FDA regulations are wide-ranging and govern, among other things:

•	product design, development, manufacture and testing;

•	product safety and efficacy;

•	product labeling;

•	product storage and shipping;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion;

•	product sales and distribution; and

•	post-market surveillance and reporting of deaths or serious injuries.
          Additionally, we may be required to obtain PMAs, PMA supplements or 510(k) pre-market clearances to market modifications to our existing products. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires an approval, supplement or clearance; however, the FDA can review a manufacturer’s decision. The FDA may not agree with our decisions not to seek approvals, supplements or clearances for particular device modifications. If the FDA requires us to obtain PMAs, PMA supplements or pre-market clearances for any modification to a previously cleared or approved device, we may be required to cease manufacturing and marketing the modified device or to recall such modified device until we obtain FDA clearance or approval and we may be subject to significant regulatory fines or penalties. In addition, there can be no assurance that the FDA will clear or approve such submissions in a timely manner, if at all.
          International regulatory approval processes may take longer than the FDA approval process. If we fail to comply with applicable FDA and foreign regulatory requirements, we may not receive regulatory approvals or may be subject to fines, suspensions or revocations of approvals, seizures or recalls of products, operating restrictions, criminal prosecutions and other penalties. We may be unable to obtain future regulatory approval in a timely manner, or at all, especially if existing regulations are changed or new regulations are adopted. For example, the FDA clearance process for the use of excimer laser technology in clearing blocked arteries in the leg took longer than we anticipated due to requests for additional clinical data and changes in regulatory requirements. A failure or delay in obtaining necessary regulatory approvals would materially adversely affect our business.

Some of our licensed patents have recently expired and others will expire in 2006 and 2010, and our patents and proprietary rights may be proved invalid, which would enable competitors to copy our products.
          We hold patents and licenses to use patented technology, and have pending patent applications. Our patents cover the connection (coupler) between our laser catheters and the laser unit, general features of the laser system, system patents that include the use of our laser and our catheters together, and specific design features of our catheters.
          Two of our licensed patents relating to a laser method for severing or removing blockages within the body expired in August and November 2005, respectively, and another of our licensed patents relating to the use of a laser in a body lumen will expire in July 2006. In addition, certain of our coupler patents and system patents expire in 2010. We are currently exploring new technology and design changes that may extend the patent protection for the coupler and system patents; however, we cannot assure you that we will be successful in doing so. As a result, upon expiration of these patents, our competitors may seek to produce products that include this technology which is no longer subject to patent protection and this increase in competition may negatively affect our business.
We have a history of losses and may not be able to maintain profitability.
          We incurred losses from operations since our inception in June 1984 until the second quarter of 2001, and we incurred net losses in the first and second quarters of 2002. At December 31, 2005, we had accumulated $72.4 million in net losses since inception. We expect that our research, development and clinical trial activities and regulatory approvals, together with future selling, general and administrative activities and the costs associated with launching our products for additional indications, will result in significant expenses for the foreseeable future. Although we demonstrated profitability over the last three years, we cannot assure you that we will be able to maintain profitability in the future, especially in light of the impact of Statement 123R as discussed below. For example, if Statement 123R had been in effect, we would have experienced a net loss in 2003 and 2005. In addition, after giving effect to Statement 123R, we incurred a net loss in the first quarter of 2006 and we anticipate a net loss for 2006.
The adoption of Statement 123R will have an adverse impact on our results of operations.
          As of January 1, 2006, we adopted Statement 123R, which requires companies to measure all employee stock-based compensation awards using a fair value method and to record that expense in their financial statements. We have adopted Statement 123R on a prospective basis as defined in the statement and, under this adoption method, we will record expense relating to employee stock-based compensation awards in the periods subsequent to December 31, 2005. Accordingly, our statements of operations for the five years ended December 31, 2005 does not reflect the effect of Statement 123R, whereas our statement of operations for subsequent periods will reflect the impact of Statement 123R. The adoption of Statement 123R will have an adverse effect, which could be material, on our results of operations in periods ending subsequent to December 31, 2005. This expense will be based on all unvested options as of the adoption date as well as all future stock-based compensation awards. Based on options outstanding as of December 31, 2005, our 2006 pre-tax expense for those options that were unvested as of January 1, 2006 is expected to be between $2.0 million and $2.5 million. In addition, we expect to record stock compensation expense of between $0.5 million and $1.0 million related to new stock options granted in 2006, with the actual amount being dependent on the actual number of options granted, the market price of our stock, and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Pronouncements” and Note 1(m) to our consolidated financial statements.

Our products are subject to recalls after receiving FDA or foreign approval or clearance, which would divert managerial and financial resources, harm our reputation, and could adversely affect our business.
          We are subject to medical device reporting regulations that require us to report to the FDA or similar foreign governmental authorities if our products cause or contribute to death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to occur. The FDA and similar foreign governmental authorities have the authority to require the recall of our products in the event of any failure to comply with applicable laws and regulations or defects in design or manufacture. A government mandated or voluntary product recall by us could occur as a result of, among other things, component failures, device malfunctions, or other adverse events, such as serious injuries or deaths, or quality-related issues such as manufacturing errors or design or labeling defects. For example, in May 1999 we initiated a recall and field correction for our CVX-300 laser unit to correct a narrow gap in the internal protective housing which could possibly have allowed direct line of sight access to the laser beam. The corrective action and the FDA audit of our actions were completed by November 1999. Any future recalls of any of our products could divert managerial and financial resources, harm our reputation, and could adversely affect our business.
The FDA requires the use of adjunctive balloon angioplasty in coronary procedures performed using our products, which increases the cost of performing these procedures.
          The FDA has required that the label for the CVX-300 laser unit state that adjunctive balloon angioplasty was performed together with laser atherectomy in the coronary procedures we submitted to the FDA for PMA. This means that our laser system cannot be used alone to treat coronary conditions. Adjunctive balloon angioplasty requires the purchase of a balloon catheter in addition to the laser catheter. The requirement that our coronary procedures be performed together with balloon angioplasty increases the aggregate cost of performing these procedures. As a result, third-party payers may attempt to deny or limit reimbursement, including if they determine that a device used in a procedure was experimental, was used for a non-approved indication or was not used in accordance with established pay protocols regarding cost-effective treatment methods. Hospitals that have experienced reimbursement problems or expect to experience reimbursement problems may not acquire or may cease using our laser system.
Technological change may result in our products becoming obsolete.
          The medical device market is characterized by extensive research and development and rapid technological change. We derive most of our revenue from the sale of our disposable catheters. Technological progress or new developments in our industry could adversely affect sales of our products. Other companies, many of which have substantially greater resources than we do, are engaged in research and development for the treatment and prevention of peripheral and coronary arterial disease. These include pharmaceutical approaches as well as development of new or improved balloon angioplasty, atherectomy, thrombectomy, stents or other devices. Our products could be rendered obsolete as a result of future innovations in the treatment of cardiovascular disease.
          In addition, the patents we own and license may not be sufficiently broad to protect our technology or to give us any competitive advantage. We could also be adversely affected if any of our licensors terminates our licenses to use patented technology. In addition, we have limited patent protection in foreign countries and the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We do not have patents in many foreign countries. Any of the foregoing could have a material adverse effect on our business.
Third parties may infringe our patents or challenge their validity or enforceability.
          Our patents could be challenged as invalid or circumvented by competitors. The issuance of a patent is not conclusive as to its validity or enforceability. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which our products are marketed. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our products or technologies may infringe. Challenges raised in patent infringement litigation may result in determinations that our patents or licensed patents are invalid, unenforceable or otherwise subject to limitations. In the event of any such determination, third parties may be able to use the discoveries or technologies without paying licensing fees or royalties to us, which could significantly diminish the value of our intellectual property. In addition, enforcing the patents that we hold or license may require significant expenditures regardless of the outcome of such efforts.
We and our component suppliers may not meet regulatory quality standards applicable to our manufacturing processes, which could have an adverse effect on our business, financial condition and results of operations.
          As a device manufacturer, we are required to register with the FDA and are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation (QSR) requirements, which require manufacturers of medical devices to adhere to certain good manufacturing practice regulations, including testing, quality control and documentation procedures. In addition, the federal Medical Device Reporting regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA. Our component suppliers are also required to meet certain standards applicable to their manufacturing processes.
          We cannot assure you that we or any of our component suppliers is in compliance or that we will be able to maintain compliance with all regulatory requirements. The failure by us or one of our component suppliers to achieve or maintain compliance with these requirements or quality standards may disrupt our ability to supply products sufficient to meet demand until compliance is achieved or, in the case of a component supplier, until a new supplier has been identified and evaluated. In addition, our failure to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could harm our business. Furthermore, we cannot assure you that if we find it necessary to engage new suppliers to satisfy our business requirements, that we will be able to locate new suppliers who are in compliance with regulatory requirements. Our failure to do so could have a material adverse effect on our business.
          In the European Union, we are required to maintain certain International Organization for Standardization (ISO) certifications in order to sell our products and must undergo periodic inspections by notified bodies, including TÜV, to obtain and maintain these certifications. If we fail these inspections or fail to meet these regulatory standards, our business could be materially adversely affected.
Healthcare cost containment pressures and legislative or administrative reforms resulting in restrictive coverage and reimbursement practices of third-party payers could decrease the demand for our products, the prices that customers are willing to pay for those products and the number of procedures performed using our devices, which could have an adverse effect on our business.
          Our products are purchased principally by hospitals and stand-alone peripheral intervention practices, which typically bill various third-party payers, including governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care plans, for the healthcare services provided to their patients. The ability of our customers to obtain appropriate coverage and reimbursement for our products and services from private and governmental third-party payers is critical to our success. The availability of coverage and reimbursement affects which products customers purchase and the prices they are willing to pay. Reimbursement varies from country to country, state to state and plan to plan and can significantly impact the acceptance of new products and services. Certain private third-party payers may view some of the procedures using our products as experimental and may not provide coverage. We cannot assure you that third-party payers will cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate. Further, the adequacy of coverage and reimbursement by third-party payers is also related to the existence of billing codes to describe procedures that are performed using our products. There are currently a number of billing codes that are used by hospitals and physicians to bill for such procedures. We cannot provide assurances that the billing codes currently available will continue to be recognized by third-party payers for use by our customers.
          After we develop a new product or seek to market our products for new approved indications, we may find limited demand for the product unless adequate coverage and reimbursement is obtained from private and governmental third-party payers. Even with reimbursement approval and coverage by private and government payers, providers submitting reimbursement claims may face delay in payment if there is confusion on the part of providers regarding the appropriate codes to use in seeking reimbursement. Such delays may create an unfavorable impression within the marketplace regarding the level of reimbursement or coverage available for our products.
          Demand for our current or new products or new approved indications for our existing products may fluctuate over time if federal or state legislative or administrative policy changes affect coverage or reimbursement levels for our products or the services related to our products. In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system, some of which could significantly affect our business. For instance, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which, among other things, established a new prescription drug benefit and changed reimbursement methodologies for drugs and devices used in hospitals and in the home. Future legislative or policy initiatives directed at increasing the accessibility of healthcare and reducing costs could be introduced on either the federal or state level. In regards to foreign markets, for example, the reimbursement approval process in Japan is taking longer than anticipated due to the complexity of this process. Legislative or administrative reforms to the U.S. or international reimbursement systems in a manner that significantly reduces reimbursement for procedures using our medical devices or denies coverage for those procedures could have a material adverse effect on our business.
We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.
          Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws. Such laws include the federal Anti-Kickback Statute and related state anti-kickback laws, which prohibit any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, purchasing, leasing or ordering of, or arranging for or recommending the furnishing, purchasing, leasing or ordering of an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. The federal Stark law and self-referral prohibitions under analogous state laws restrict referrals by physicians and, in some instances, other healthcare providers, practitioners and professionals, to entities with which they have indirect or direct financial relationships for furnishing of designated health services. These healthcare fraud and abuse laws are subject to evolving interpretations by various state and federal enforcement and regulatory authorities. Under current interpretations of the federal false claims act and certain similar state laws, some of these laws may also be subject to enforcement in a qui tam lawsuit brought by a private party “whistleblower,” with or without the intervention of the government.
          If our past or present operations, including our laser system placement programs, clinical research and consulting arrangements with physicians who use our product or our “Cap Free” or other sales or marketing programs, are found to be in violation of these laws and not protected under a statutory exception or regulatory safe harbor provision to the applicable fraud and abuse laws, we, our officers or our employees may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and other federal healthcare program participation, including the exclusion of our products from use in treatment of Medicare or other federal healthcare program patients. If federal or state investigations or enforcement actions were to occur, our business and financial condition would be harmed.
If we fail to obtain regulatory approvals in other countries for our products, we will not be able to market our products in such countries, which could harm our business.
          The requirements governing the conduct of clinical trials and manufacturing and marketing of our products, new products or additional indications for our existing products outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different clinical trial designs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval processes. Some foreign regulatory agencies also must approve the reimbursement policies related to specific products. We have experienced difficulties in the past in obtaining reimbursement approvals for our products in Europe and are currently seeking reimbursement approval for our products in Japan. We do not expect our sales in Japan to increase unless and until reimbursement approval is attained. We cannot assure you that this approval will be obtained or that revenue in Japan will increase if this approval is received. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. We may not be able to file for regulatory approvals and may not receive necessary approvals to market our existing products in any foreign country. If we fail to comply with these regulatory requirements or obtain and maintain required approvals in any foreign country, we will not be able to sell our products in that country and our ability to generate revenue could be materially adversely affected.
We are exposed to the problems that come from having international operations.
          For the year ended December 31, 2005, our revenue from international operations represented 14% of consolidated revenue, of which 10% was generated in Europe, the Middle East and Russia. Changes in overseas political or economic conditions, war or other conflicts, currency exchange rates, foreign laws regulating the approval and sales of medical devices, foreign tax laws or tariffs, other trade regulations or intellectual property protection could adversely affect our ability to market our products outside the United States. Any significant changes in the competitive, political, legal, regulatory, reimbursement or economic environment where we will conduct international operations may have a material adverse impact on our business.
          To the extent we expand our international operations, we expect our sales and expenses denominated in foreign currencies to expand, therefore increasing the risk that we will be adversely affected by fluctuations in currency exchange rates. We currently do not hedge against foreign currency fluctuations, which could result in reduced consolidated revenue or increased operating expenses.
Our European operations may not be successful or may not be able to achieve revenue growth.
          We use distributors for sales of our products throughout most of Europe. The sales and marketing efforts on our behalf by distributors in Europe could fail to attain long-term success. On January 1, 2006, we commenced the marketing of products directly to our German customers through our European sales and clinical organization, following the expiration of an agreement with our German distributor on December 31, 2005. We cannot assure you, however, that our direct sales effort in Germany will be successful.
We have important sole source suppliers and may be unable to replace them if they stop supplying us.
          We purchase certain components of our CVX-300 laser unit from several sole source suppliers. We do not have guaranteed commitments from these suppliers, as we order products through purchase orders placed with these suppliers from time to time. While we believe that we could obtain replacement components from alternative suppliers, we may be unable to do so. The loss of any of these suppliers could result in a disruption in our production.

          Our suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors. In addition, establishing additional or replacement suppliers for these materials may take a substantial period of time, as certain of these suppliers must be approved by regulatory authorities.
          If we are unable to secure on a timely basis sufficient quantities of the materials we depend on to manufacture our CVX-300 laser units, if we encounter delays or contractual or other difficulties in our relationships with these suppliers, or if we cannot find replacement suppliers at an acceptable cost, then the manufacture of our CVX-300 laser unit may be disrupted, which could increase our costs and have a material adverse effect on our business.
From time to time we engage outside parties to perform services related to certain of our clinical studies and trials, and any failure of those parties to fulfill their obligations could result in costs and delays.
          From time to time we engage consultants and contract research organizations to help design and monitor and analyze the results of certain of our clinical studies and trials. The consultants and contract research organizations we engage interact with clinical investigators to enroll patients in our clinical trials. As a result, we depend on these clinical investigators, consultants and contract research organizations to perform the clinical studies and trials and monitor and analyze data from these studies and trials in accordance with the investigational plan and protocol for the study or trial and in compliance with regulations and standards, commonly referred to as good clinical practice, for conducting, recording and reporting results of clinical studies or trials to assure that the data and results are credible and accurate and the trial participants are adequately protected, as required by the FDA and foreign regulatory agencies. The consultants and contract research organizations are responsible for protecting confidential patient data and complying with U.S. and foreign laws and regulations related to data privacy, including but not limited to the Health Insurance Portability and Accountability Act. We may face delays in our regulatory approval process if these parties do not perform their obligations in a timely or competent fashion or if we are forced to change service providers. This risk is heightened for our clinical studies and trials conducted outside of the United States, where it may be more difficult to ensure that our studies and trials are conducted in compliance with FDA requirements. Any third parties that we hire to help design or monitor and analyze results of our clinical studies and trials may also provide services to our competitors, which could compromise the performance of their obligations to us. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical trial protocols or for other reasons, our clinical studies or trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful, and our development costs will increase. In addition, we may not be able to establish or maintain relationships with these third parties on favorable terms, or at all. If we need to enter into replacement arrangements because a third party is not performing in accordance with our expectations, we may not be able to do so without undue delays or considerable expenditures or at all.
We may be unable to meet any increased customer demand associated with growth in unit volumes.
          We have experienced increased unit volume growth and our ability to fulfill customer demand is becoming more difficult. Meeting anticipated demand for our products may require significant scale-up expenses for our facilities and personnel. Although we are making what we believe are the necessary investments to increase manufacturing capacity, these investments may not be sufficient to fulfill customer demand on a timely basis or at all.
Product liability and other claims against us may reduce demand for our products or result in substantial damages.
          Our business exposes us to potential liability for risks that may arise from the clinical testing of our product candidates, the use of our products by physicians and the manufacture and sale of any approved products. An individual may bring a product liability claim against us, including frivolous lawsuits, if one of our products causes, or merely appears to have caused, an injury. We maintain product liability insurance in the amount of $5 million per occurrence with an annual aggregate maximum of $5 million. The coverage limits of our insurance policies may be inadequate, and insurance coverage with acceptable terms could be unavailable in the future. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business. We do not maintain clinical trial insurance.
          Any product liability claim or series of claims or class actions brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our insurance levels, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to renew or obtain product liability insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products;

•	regulatory investigations that could require costly recalls or product modifications;

•	litigation costs; and

•	the diversion of management’s attention from managing our business.
          Claims may be made by consumers, healthcare providers or others selling our products. We may be subject to claims against us even if an alleged injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedures and related processes relating to our products. If these medical personnel are not properly trained or are negligent in using our products, the therapeutic effect of our products may be diminished or the patient may suffer injury, which may subject us to liability. In addition, an injury resulting from the activities of our suppliers may serve as a basis for a claim against us.
          We do not promote our products for off-label or otherwise unapproved uses. However, we cannot prevent a physician from using our products for any off-label applications. If injury to a patient results from such an inappropriate use, we may become involved in a product liability suit, which will likely be expensive to defend.
We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, which could result in substantial costs and liability.
          There may be patents and patent applications owned by others relating to laser and fiber-optic technologies, which, if determined to be valid and enforceable, may be infringed by us. Holders of certain patents, including holders of patents involving the use of lasers in the body, may contact us and request that we enter into license agreements for the underlying technology and pay them royalties, which could be substantial. For example, we have been made aware of a patent issued to Dr. Peter Rentrop for a certain catheter with a diameter of less than 0.9 mm and are currently involved in litigation regarding this patent. For more information, see “Business — Legal Proceedings.” We cannot guarantee that we will prevail in this litigation or that another patent holder will not file a lawsuit against us and prevail. If we decide that we need to obtain a license to use any intellectual property, we may be unable to obtain these licenses on favorable terms or at all or we may be required to make substantial royalty or other payments to use this intellectual property.
          Litigation concerning patents and proprietary rights is time-consuming, expensive, unpredictable and could divert the attention of our management from our business operations. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. An unfavorable outcome in an interference proceeding or patent infringement suit could require us to pay substantial damages, cease using the technology or to license rights, potentially at a substantial cost, from prevailing third parties. There is no guarantee that any prevailing party would offer us a license or that we could acquire any license made available to us on commercially acceptable terms. Even if we are able to obtain rights to a third party’s patented intellectual property, those rights may be non-exclusive and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.
          To the extent we are found to be infringing on the intellectual property of others, we may not be able to develop or otherwise obtain alternative technology. If we need to redesign our products to avoid third party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to any redesigned product and, ultimately, in obtaining regulatory approval. Further, any such redesigns may result in less effective and/or less commercially desirable products.
If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.
          In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and know-how to protect our technology and maintain our competitive position, particularly when we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case, we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
Future litigation proceedings may materially adversely affect our business.
          From time to time we are a defendant or plaintiff in various legal actions. Litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim that is successfully asserted against us may cause us to pay substantial damages or result in injunctions against future product sales. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management from our business operations, which could have a material adverse effect on our business. For more information, see “Business — Legal Proceedings.”
Environmental and health safety laws may result in liabilities, expenses and restrictions on our operations.
          Federal, state, local and foreign laws regarding environmental protection, hazardous substances and human health and safety may adversely affect our business. The use of hazardous substances in our operations exposes us to the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. If our or our suppliers’ operations result in the contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and fines, and any liability could significantly exceed our insurance coverage and have a material adverse effect on our financial condition. Although we maintain insurance for certain environmental risks, subject to substantial deductibles, we cannot assure you that we will be able to continue to maintain this insurance in the future at an acceptable cost or at all. Future changes to environmental and health and safety laws could cause us to incur additional expenses or restrict our operations.

We depend on attracting and retaining key management, clinical, scientific and sales and marketing personnel, and the loss of these personnel could impair the development and sales of our products.
          Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical, scientific and sales and marketing personnel. We do not have employment agreements with any of our employees. Their employment with us is “at will,” and each employee can terminate his or her agreement with us at any time and choose to work for our competitors. We do not carry “key person” insurance covering members of senior management.
          The competition for qualified personnel in the medical device industry is intense. We will need to hire additional personnel as we continue to expand our development activities and drive sales of our products. We may not be able to attract and retain quality personnel on acceptable terms given the competition for such personnel.
The initial cost of purchasing our laser unit is not reimbursed by third-party payers, which may hurt sales of both our laser units and our disposable products.
          Our laser-based procedures require that the healthcare provider use one of our CVX-300 laser units. We sell our CVX-300 laser units primarily to hospitals, which then bill third-party payers, such as government programs and private insurance plans, for the services the hospitals provide to individual patients using the CVX-300 laser unit. However, hospitals and other healthcare providers are not reimbursed for the substantial initial cost of purchasing the laser unit and the amount reimbursed to a hospital for procedures involving our products may not be adequate to allow them to recoup their initial investment in our laser unit. By contrast, many competing products and procedures, like balloon angioplasty do not require the up-front investment in the form of a capital equipment purchase, lease, or rental. As a result, the initial cost of purchasing our laser unit may prevent hospitals and other healthcare providers from using our disposable devices, which in turn would adversely affect our revenue from the sale and rental of laser units. Moreover, because our catheters and other disposable products generally can be used only in conjunction with our laser unit, any limitation of the acquisition of our laser units by hospitals and other healthcare providers will adversely affect sales of our disposable products.
If we make acquisitions, we could encounter difficulties that harm our business.
          We may acquire companies, products or technologies that we believe to be complementary to the present or future direction of our business. If we engage in such acquisitions, we may have difficulty integrating the acquired personnel, financials, operations, products or technologies. Acquisitions may dilute our earnings per share, disrupt our ongoing business, distract our management and employees, increase our expenses, subject us to liabilities, and increase our risk of litigation, all of which could harm our business. If we use cash to acquire companies, products or technologies, it may divert resources otherwise available for other purposes. If we use our common stock to acquire companies, products or technologies, our stockholders may experience substantial dilution.
Risks Related to this Offering
Our stock price may continue to be volatile.
          The market price of our common stock, similar to other medical device companies, has been, and is likely to continue to be, highly volatile. The following factors may significantly affect the market price of our common stock:

•	actual or anticipated fluctuations in our operating results and the operating results of competitors;

•	announcements of technological innovations or new products by us or our competitors;

•	results of clinical trials or studies by us or our competitors;

•	governmental regulation;

•	developments with respect to patents or proprietary rights, including assertions that our intellectual property infringes the rights of others;

•	public concern regarding the safety of products developed by us or others;

•	the initiation or cessation in coverage of our common stock, or changes in estimates or recommendations concerning us or our common stock, by securities analysts;

•	changes in accounting principles;

•	past or future management changes;

•	litigation;

•	changes in general market and economic conditions; and

•	the possibility of our financing future operations through additional issuances of equity securities, which may result in dilution to existing stockholders.
          In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business and could require us to make substantial payments to settle those proceeding or satisfy any judgments that may be reached against us.
Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new equity offerings.
          In the future, we or our stockholders may sell additional shares of our common stock in the public market. We may also issue additional shares of our common stock in connection with future acquisitions. Additionally, a substantial number of shares of our common stock is available for future sale pursuant to stock options that we granted to our employees and directors to purchase shares of our common stock and we have and expect to continue to have a substantial number of additional shares of common stock available for future award under current and future equity incentive plans. In that regard, at our annual meeting of stockholders to be held on June 6, 2006, we intend to request that our stockholders approve the adoption of our 2006 Incentive Award Plan which will provide for incentive awards for up to an additional 350,000 shares of our common stock. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or in connection with acquisitions), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could materially impair our future ability to raise capital through an offering of equity securities.
Because we do not pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.
          We have never declared or paid any cash dividends on our common stock. Moreover, we currently intend to retain all available cash to finance the expansion and growth of our business and do not expect to pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant. You should not rely on an investment in our company if you require dividend income from your investment. The success of an investment in our common stock will depend upon any future appreciation in its value, which is uncertain and unpredictable. We cannot guarantee that our common stock will appreciate in value or not decline from the price at which investors in this offering have purchased their shares.

The amount of our net operating loss carryovers may be limited.
          We have net operating loss carryovers, or NOLs, which may be used by us as an offset against taxable income, if any, for U.S. federal income tax purposes. However, the amount of NOLs that we may use in any year could be limited by Section 382 of the Internal Revenue Code of 1986, as amended, in addition to certain limitations we are currently subject to. In general, Section 382 would limit our ability to use NOLs for U.S. federal income tax purposes in the event of certain changes in ownership of our company. We do not expect the issuance of our common stock pursuant to this offering to trigger a limitation on the use of our NOLs. However, if such limitations were triggered as a result of future shifts in ownership of us, the use of our NOLs for U.S. federal income tax purposes would be limited. Any limitation of our use of NOLs could (depending on the extent of such limitation and the amount of NOLs previously used) result in us retaining less cash after payment of U.S. federal income taxes during any year in which we have taxable income (rather than losses) than we would be entitled to retain if such NOLs were available as an offset against such income for U.S. federal income tax reporting purposes.
          We also have tax loss carryforwards in the Netherlands, which have no expiration date. However, in 2004, the Netherlands tax authorities proposed that substantially all of the tax loss carryforwards be disallowed. We are actively defending the availability of these loss carryforwards. These foreign loss carryforwards have been fully reserved with a valuation allowance. If the tax loss carryforwards are ultimately disallowed, there will be no negative impact to our statement of operations, although it may adversely affect our future cash flow and financial position.
Protections against unsolicited takeovers in our rights plan, charter and bylaws may reduce or eliminate our stockholders’ ability to resell their shares at a premium over market price.
          We have a stockholders rights plan which expires in May 2006; however, we intend to adopt a new rights plan upon such expiration. Our current rights plan and the new rights plan may prevent an unsolicited change of control of Spectranetics. Our current rights plan and the new rights plan may adversely affect the market price of our common stock or the ability of stockholders to participate in a transaction in which they might otherwise receive a premium for their shares. In addition, the issuance of preferred stock or common stock upon exercise of rights issued under these plans could dilute the voting, liquidation and other economic rights of our stockholders and make it more difficult for a third party to acquire us.
          Our charter and bylaws contain provisions relating to issuance of preferred stock, special meetings of stockholders and advance notification procedures for stockholder proposals that could have the effect of discouraging, delaying or preventing an unsolicited change in the control of Spectranetics. Our board of directors is elected for staggered three-year terms, which prevents stockholders from electing all directors at each annual meeting and may have the effect of discouraging, delaying or preventing a change in control.
          We are subject to Section 203 of the Delaware General Corporation law, which in general and subject to exceptions, prohibits a publicly held Delaware corporation from engaging in a “business combination” (as defined in Section 203) with an “interested stockholder” (as defined in Section 203) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless certain conditions are met. Section 203 may discourage, delay or prevent an acquisition of our company even at a price our stockholders may find attractive.
We will have broad discretion in the use of the net proceeds of this offering and may not use them to effectively manage our business.
          We will have broad discretion over the use of the net proceeds from this offering, including for any purposes described in the “Use of Proceeds” section of this prospectus supplement. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from this offering, and our use of the proceeds may not yield any return on your investment in us. Among other things, we may pursue clinical trials that do not result in an increase in the market value of our common stock and may result in losses.

FORWARD-LOOKING STATEMENTS AND MARKET-RELATED DATA
          In addition to historical information, we have made “forward-looking statements” in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify forward-looking statements by the use of forward-looking terminology including “believe,” “expect,” “may,” “will,” “should,” “seek,” “intend,” “plan,” “pro forma,” “project,” “continue,” “estimate” or “anticipate” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. These statements reflect our current views with respect to future events and financial performance and are subject to numerous uncertainties and assumptions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors” and the following factors, any of which could cause our actual results to differ materially from any forward looking statement:

•	market acceptance of excimer laser technology;

•	increased pressure on expense levels resulting from expanded sales, marketing, product development and clinical activities;

•	dependence on new product development and new applications for excimer laser technology;

•	uncertain success of our strategic plans;

•	technological changes resulting in product obsolescence;

•	the scope of protection we are able to establish and maintain for our intellectual property rights covering our products and technology;

•	intellectual property claims of third parties and the expiration or loss of patents or licenses;

•	adverse state or federal legislation and regulation;

•	product defects;

•	price volatility due to the initiation or cessation of coverage, or changes in ratings, by securities analysts;

•	any limitations on our ability to manufacture sufficient volumes to fulfill customer demand; and

•	any limitations on the availability of vendor-sourced component products at reasonable prices.
          You are cautioned not to place undue reliance on forward-looking statements, which reflect management’s estimates only. The foregoing list should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. We assume no obligation to update forward-looking statements whether as a result of new information, future developments or otherwise.
          This prospectus supplement, the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference herein and therein include industry, demographic and market data concerning, among other things, our business and the markets for our products, including data regarding the size of those markets and their projected growth, the incidence of certain medical conditions and the sales of certain products. This industry, demographic and market data is as of various dates and therefore may not reflect current data. Unless otherwise expressly indicated or the context otherwise requires, this information was obtained from industry publications, data provided by market research firms and other publicly available information. We do not guarantee and have not independently verified this information and some or all of this information may have been compiled using estimates or assumptions and may be subject to other uncertainties. Accordingly, you should not place undue reliance on this information.

USE OF PROCEEDS
          We estimate the net proceeds from the issuance and sale of the shares of common stock offered by this prospectus supplement will be approximately $41.6 million (or approximately $47.9 million if the underwriters over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
          We intend to use the net proceeds for capital expenditures, working capital and other general corporate purposes and business development activities. Pending the application of the net proceeds for these purposes, we expect to invest such proceeds in short-term, interest-bearing instruments. We will retain broad discretion over the use of the net proceeds of this offering.
          We may use a portion of the net proceeds for acquisitions of intellectual property or companies engaged in the development of medical devices or delivery of medical therapies that are complementary to our business. However, we currently have no agreements or understandings regarding any such acquisitions. Any such acquisition may require that we obtain additional financing.

PRICE RANGE OF COMMON STOCK
          Our common stock is listed and traded on the Nasdaq National Market under the symbol “SPNC.” The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low

Fiscal Year Ended December 31, 2004:
First quarter	$5.75	$3.42
Second quarter	$7.18	$4.90
Third quarter	$6.00	$4.92
Fourth quarter	$5.89	$4.19
Fiscal Year Ended December 31, 2005:
First quarter	$6.35	$5.07
Second quarter	$6.81	$4.50
Third quarter	$9.73	$6.20
Fourth quarter	$13.38	$7.55
Fiscal Year Ended December 31, 2006:
First quarter	$11.90	$9.95
Second quarter (through May 3, 2006)	$13.24	$10.60
          On May 3, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $12.87 per share. As of March 31, 2006, there were approximately 638 stockholders of record of our common stock.
DIVIDEND POLICY
          We have not paid cash dividends on our common stock in the past and do not expect to do so in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant.

CAPITALIZATION
          The following table sets forth our consolidated cash, cash equivalents and investment securities available for sale and our consolidated capitalization as of December 31, 2005, (1) on an actual basis and (2) as adjusted to reflect our sale of the shares of common stock offered hereby at the public offering price set forth on the cover page of this prospectus supplement, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The following table does not give effect to our anticipated use of the net proceeds from this offering. See “Use of Proceeds.” The information set forth in the table below is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this prospectus and should be read in conjunction with such consolidated financial statements and notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2005

	Actual	As Adjusted

	(in thousands, except
	share and per share data)
Cash, cash equivalents and investment securities available for sale	$16,913	$58,463

Long-term debt and capital lease obligations including current portion	$—	$—

Shareholders’ equity:
Preferred stock, $0.001 par value: 5,000,000 shares authorized; none issued or outstanding, actual or as adjusted	—	—
Common stock, $0.001 par value: 60,000,000 shares authorized; 26,250,924 shares issued and outstanding, actual; 29,850,924 shares issued and outstanding, as adjusted(1)	26	30
Additional paid-in capital	99,674	141,220
Accumulated other comprehensive income (loss)	(145)	(145)
Accumulated deficit	(72,371)	(72,371)

Total shareholders’ equity	27,184	68,734

Total capitalization	$27,184	$68,734

(1)	The number of shares of our common stock to be outstanding immediately after this offering set forth above is based on the number of shares outstanding as of December 31, 2005. This number does not include:

•	an aggregate of up to 540,000 shares of our common stock that the underwriters have the option to purchase to cover over-allotments, if any;

•	an aggregate of 3,837,911 shares of our common stock subject to outstanding options under our existing equity incentive plans as of December 31, 2005 with a weighted average exercise price of $4.08 per share; and

•	an aggregate of 559,869 additional shares of our common stock reserved for future awards under our existing equity plans as of December 31, 2005.
          At our annual meeting of stockholders to be held on June 6, 2006, we intend to request that our stockholders approve the adoption of our 2006 Incentive Award Plan which will provide for incentive awards for up to an additional 350,000 shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA
          The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement. The selected consolidated statement of operations data for the years ended December 31, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus supplement. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2001 and the selected consolidated balance sheet data as of December 31, 2003, 2002, and 2001 are derived from our audited consolidated financial statements not included in this prospectus supplement. Our historical results of operations and financial position are not necessarily indicative of our future results of operations or financial position.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(in thousands, except per share data)
Statement of Operations Data(1):
Revenue	$43,212	$34,708	$27,869	$28,097	$27,808
Cost of revenue	10,523	8,801	7,900	8,983	8,459
Selling, general and administrative	24,149	19,347	15,261	14,586	14,277
Research, development and other technology	6,661	5,355	3,812	4,510	4,915
Proxy contest and settlement obligations	–	–	–	1,837	–
Reorganization costs and litigation reserves reversal	–	–	(32)	–	–

Operating income (loss)	1,879	1,205	928	(1,819)	157
Interest expense related to litigation settlement	(387)	–	–	–	–
Other income, net	424	229	106	323	433

Income (loss) before income taxes	1,916	1,434	1,034	(1,496)	590
Income tax (expense) benefit	(878)	1,518	(105)	(65)	–

Net income (loss)(2)	$1,038	$2,952	$929	$(1,561)	$590

Income (loss) from continuing operations per share:
Basic	$0.04	$0.12	$0.04	$(0.07)	$0.03
Diluted	$0.04	$0.11	$0.04	$(0.07)	$0.02
Weighted average common shares outstanding:
Basic	25,940	25,080	24,254	23,809	23,547
Diluted	28,568	27,060	25,443	23,809	24,161

	As of December 31,

	2005	2004	2003	2002	2001

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investment securities available for sale	$16,913	$17,410	$13,281	$11,430	$12,884
Restricted cash	–	–	1,133	1,123	–
Working capital	15,213	13,662	11,966	10,508	3,552
Property and equipment, net	8,801	4,362	3,633	3,478	4,119
Total assets	38,775	33,038	26,082	23,836	25,713
Current liabilities	11,560	9,466	7,697	7,765	8,999
Long-term liabilities	31	83	173	–	57
Shareholders’ equity	27,184	23,489	18,212	15,855	16,657

(1)	As of January 1, 2006, we adopted Statement 123R, which requires companies to measure all employee stock-based compensation awards using a fair value method and to record that expense in their consolidated financial statements. We have adopted Statement 123R on a prospective basis as defined in the statement and, under this adoption method, we will record expense relating to employee stock-based compensation awards in the periods subsequent to December 31, 2005. Accordingly, our statement of operations data for the five years ended December 31, 2005 does not reflect the effect of Statement 123R, whereas our statement of operations for subsequent periods will reflect the impact of Statement 123R. The adoption of Statement 123R will have an adverse effect, which could be material, on our results of operations in periods ending subsequent to December 31, 2005. See “Risk Factors — The adoption of Statement 123R will have an adverse impact on our results of operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Pronouncements” and Note 1(m) to our consolidated financial statements included elsewhere in this prospectus supplement.

(2)	Net income for the year ended December 31, 2004 included a $1,615,000 income tax benefit, which represented the release of a valuation allowance that we determined was no longer required on specific deferred taxes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
          We develop, manufacture, market and distribute single-use medical devices used in minimally invasive procedures within the cardiovascular system for use with our proprietary excimer laser system. Excimer laser technology delivers relatively cool ultraviolet energy to ablate or remove arterial blockages including plaque, calcium and thrombus. Our laser system includes the CVX-300 laser unit and various disposable fiber-optic laser catheters. Our laser catheters contain hundreds of small diameter, flexible optical fibers that can access difficult to reach peripheral and coronary anatomy and produce evenly distributed laser energy at the tip of the catheter for more uniform ablation. We believe that our excimer laser system is the only laser system approved in the United States, Europe, Japan and Canada for use in multiple, minimally invasive cardiovascular procedures. These procedures include atherectomy, which is a procedure to remove arterial blockages in the peripheral and coronary vasculature, and the removal of infected, defective or abandoned cardiac lead wires from patients with pacemakers or ICDs, which are electronic devices that regulate the heartbeat. As of December 31, 2005, our worldwide installed base of laser systems was 494, of which 377 were in the United States. We are focused on increasing recurring revenue, which includes disposable catheter sales, service and laser rental, which in the aggregate represented 93% of our revenue for 2005. Disposable catheter sales represented 76% of our revenue for 2005.
          Income before income taxes was $1,916,000 for the year ended December 31, 2005, compared with $1,434,000 for the year ended December 31, 2004. The increase in pre-tax income was due primarily to an increase in revenue (primarily due to increased sales of our CLiRpath atherectomy products for use in the peripheral vasculature system), partially offset by increased operating expenses related to the overall growth of our business. Net income was $1,038,000 or $0.04 per diluted share for the year ended December 31, 2005, compared with net income of $2,952,000 or $0.11 per diluted share for the year ended December 31, 2004. Net income for the year ended December 31, 2004 included a $1,615,000 income tax benefit, which represented the release of a valuation allowance that was no longer required on specific deferred taxes.
          As of January 1, 2006, we adopted Statement 123R, which requires companies to measure all employee stock-based compensation awards using a fair value method and to record that expense in their financial statements. We have adopted Statement 123R on a prospective basis as defined in the statement and, under this adoption method, we will record expense relating to employee stock-based compensation awards in the periods subsequent to December 31, 2005. This expense will be based on all unvested options as of the adoption date as well as all future stock-based compensation awards. Based on options outstanding as of December 31, 2005, our 2006 pre-tax expense for those options that were unvested as of January 1, 2006 is expected to be between $2.0 million and $2.5 million. In addition, we expect to record stock compensation expense of between $0.5 million and $1.0 million related to new stock options granted in 2006, with the actual amount being dependent on the actual number of options granted, the market price of our stock, and other factors. The adoption of Statement 123R will have an adverse effect, which could be material, on our results of operations in periods ending subsequent to December 31, 2005. See “Risk Factors — The adoption of Statement 123R will have an adverse impact on our results of operations.”
Revenue by Product Line

	Year ended December 31,

	2005	2004	2003

	(in thousands)
Disposable products	$33,045	$25,657	$21,127
Service and other revenue*	5,472	5,279	3,918
Laser equipment	4,695	3,772	2,824

Total revenue	$43,212	$34,708	$27,869

*	Other revenue consists of sales of custom products offset by a provision for sales returns.

Financial Results by Geographical Segment

	Year ended December 31,

	2005	2004	2003

Revenue	(in thousands)
United States	$38,804	$31,420	$25,023
Europe	4,408	3,288	2,846

Total revenue	$43,212	$34,708	$27,869

	2005	2004	2003

Net income	(in thousands)
United States	$794	$2,990	$807
Europe	244	(38)	122

Total net income	$1,038	$2,952*	$929

*	Includes an income tax benefit of $1,615,000, which represented the release of a valuation allowance that was no longer required on specific deferred taxes.
Year Ended December 31, 2005 Compared With Year Ended December 31, 2004
          Revenue during the year ended December 31, 2005 was $43,212,000, an increase of 25% compared with $34,708,000 during the year ended December 31, 2004, as a result of increased revenue in all revenue categories, but driven primarily by growth in disposable products revenue.
          Disposable products revenue was $33,045,000 for the year ended December 31, 2005, which was 29% higher than disposable products revenue of $25,657,000 during the same period in 2004. The revenue growth was primarily due to unit volume increases; however, average unit prices also increased slightly across virtually all of our disposable product categories, accounting for approximately 4% of the disposables revenue growth, primarily due to a higher mix of CLiRpath catheters which carry a higher unit selling price than our other products.
          We separate our disposable products revenue into two categories — atherectomy and lead removal. For the year ended December 31, 2005, our atherectomy revenue totaled $19,128,000 (58% of disposable products revenue) and our lead removal revenue totaled $13,917,000 (42% of our disposable products revenue). Atherectomy revenue grew 41% and was the main driver of disposable product revenue growth in 2005 compared with 2004. Atherectomy revenue includes products used in both the peripheral and coronary vascular system. Additionally, our Quick-Cross support catheters contributed to 26% of the atherectomy revenue growth.
          Lead removal revenue grew 15% during 2005 compared with 2004. We continue to believe our lead removal revenue is increasing primarily as a result of the increase in use of ICD devices. When an ICD is implanted, it often replaces a pacemaker. In these cases, the old pacemaker leads may be removed to minimize venous obstruction when the new ICD leads are implanted. Recent clinical studies (Multicenter Automatic Defibrillator Implantation Trial II, or MADIT II, and Sudden Cardiac Death in Heart Failure Trial, or ScDHeft) have shown results expanding the patient population that may benefit from defibrillator implants. The results of the MADIT II clinical trial became available in 2002 and the SCD-Heft clinical trial results were made public in March 2004. Growth in the ICD market may accelerate, depending on the establishment of referral patterns to electrophysiologists for this expanded patient pool and the additional reimbursement recently established in the U.S. for the hospitals and electrophysiologists who treat these patients, although there can be no assurance that this growth will occur. Generally, growth in the ICD market contributes to growth in our lead removal business. Although we expect our lead removal business to continue to grow, there can be no assurances to that effect. The current standard of care in this market is to cap leads and leave them in the body rather than to remove them. We have initiated programs to examine the costs and frequency of complications associated with abandoned leads, but there are no assurances that these programs will be successful or will change the current standard of care.
          Laser equipment revenue in 2005 was $4,695,000 compared with $3,772,000 in 2004, which represents an increase of 24%. The increase was primarily due to higher rental revenue from laser systems placed with customers under our various rental programs. Most of the increase in our laser system placements from 2004 to 2005 related to systems placed under our Evergreen and “Cap-Free” rental programs, as opposed to outright sales, and we expect in 2006 that the majority of our future laser placements will be under the “Cap-Free” program. We believe that laser system placements is a more relevant metric for measuring our progress within the equipment business, as it represents new customers that have elected to acquire or are considering the acquisition of a laser system, whether it be from an outright sale from inventory, or an evaluation or rental program. The laser system placement represents an opportunity to sell our higher-margin disposable products. As of December 31, 2005, our worldwide installed base of laser systems was 494 (of which 377 were in the United States) compared with 417 (of which 311 were in the United States) as of December 31, 2004. This represents new laser placements in 2005 of 77 laser systems compared to 34 new laser systems placed during 2004. The increase in laser placements in 2005 was largely driven by customer interest in our CLiRpath product line used for the treatment of PAD. Information as to our installed base of laser systems and new laser placements includes outright sales, rentals and lasers being evaluated during a trial period by potential purchasers.
          Service and other revenue of $5,472,000 during 2005 increased 4% from $5,279,000 for 2004. Service and other revenue is generated through the repair and maintenance services offered to our customers and is associated exclusively with our laser systems. The growth in service and other revenue was a result of an increase in our installed base.
          Gross profit increased to 76% as a percentage of revenue during the year ended December 31, 2005 as compared with 75% during the year ended December 31, 2004. The improved gross margin was primarily attributable to increased manufacturing efficiencies within laser system and catheter manufacturing as a result of increased unit volumes.
          Selling, general and administrative expenses increased 25% to $24,149,000 for the year ended December 31, 2005 as compared with $19,347,000 in 2004, due primarily to the following:

•	Selling expenses increased approximately $4,100,000 due to the following factors:

•	Approximately $1,200,000 related to personnel-related expenses associated with the hiring of 19 additional employees in 2005 within our sales organization. These increased costs included salaries, recruiting and travel costs. An additional $1,490,000 of the increase related to higher commissions expense as a result of our increased revenue compared with the prior year.

•	Additional physician training costs incurred primarily in peer-to-peer clinical training sessions combined with increased convention, meeting and education costs — primarily the result of attendance at an increasing number of tradeshows and conventions — accounted for approximately $640,000 of the increase.

•	Increased expenses associated with the operations of Spectranetics International, B.V., our wholly-owned subsidiary in the Netherlands that serves Europe, the Middle East and Russia represented approximately $491,000 of the increase. Of this amount, approximately $130,000 related to costs associated with the hiring of an additional employee for the European sales organization and for the payment of additional commissions on increased sales in Europe for 2005 as compared to 2004. An additional increase of approximately $290,000 was due to increased expenses associated with convention attendance and other marketing-related activities and materials. The remaining $70,000 of the increase was associated with the strengthening euro in relation to the U.S. dollar.

•	Approximately $200,000 of the increase related to higher commissions paid to our independent distributor for increased sales made in Asia.

•	Additional depreciation costs of $140,000 associated with a higher number of evaluation systems in place at December 31, 2005 compared with 2004. See “— Critical Accounting Policies — Revenue Recognition” below for a further discussion of these programs.

•	General and administrative expenses increased approximately $700,000, primarily as a result of:

•	Increased legal fees of approximately $200,000, primarily due to the legal proceedings associated with the Rentrop and Edwards Lifesciences lawsuits. See “Business — Legal Proceedings.”

•	Increased outside professional services fees of approximately $220,000, which included an increase in the amounts spent during early 2005 relating to the completion of Sarbanes-Oxley compliance for 2004; recruiting fees paid for additional personnel; and increased information technology costs to support our growth.

•	An increase in the provision for bad debts of approximately $100,000 associated with certain slow-paying accounts.

•	Increased property and franchise taxes of approximately $75,000.
          Research, development and other technology expenses include royalty expenses, research and development expenses, and clinical study expenses. For the year ended December 31, 2005, research, development and other technology expenses rose 24% to $6,661,000 from $5,355,000 during the year ended December 31, 2004, due primarily to the following:

•	Increased personnel-related costs of approximately $690,000 due to the hiring of additional engineering staff for the development of new products for our technology.

•	Increased legal fees of approximately $110,000 related mainly to the application and maintenance of patents and the fees associated with the preparation of project and other agreements as well as increased other outside professional services of approximately $140,000 related primarily to consulting services engaged in specific development projects.

•	Higher royalty expenses of approximately $200,000 due primarily to an additional provision of $280,000 to increase the reserve for the estimated settlement of the Edwards Lifesciences royalty dispute as discussed in Note 12 to our consolidated financial statements which are included elsewhere in this prospectus supplement. This was partially offset by the expiration of certain patents underlying licensed technology and decreased royalty rates for certain other existing license agreements.

•	Increased materials and other supplies costs of approximately $160,000 due to increased research and development activities during 2005 as compared to 2004.
          Other income of $37,000 for the year ended December 31, 2005 decreased from other income during 2004 of $229,000 due to $387,000 of interest expense which was awarded to Edwards Lifesciences by an arbitrator’s decision in a royalty dispute case that is further discussed in Note 12 to our consolidated financial statements which are included elsewhere in this prospectus supplement. This was partially offset by an increase in interest income of approximately $200,000 due primarily to an increase in our investment portfolio interest rate yields consistent with overall changes in the interest rate environment during 2005. Our investment securities portfolio consists primarily of government or government agency securities with maturities of less than two years.
          For the year ended December 31, 2005, we recorded a provision for income taxes of $878,000, or 45% of income before income tax expense, compared to an income tax benefit of $1,518,000 for the prior year. The income tax benefit recognized in 2004 included the release of $1,615,000 related to a valuation allowance that we determined is no longer required on specific deferred taxes. The amount represented the value of net operating losses and future temporary deductible differences between book and taxable income that we determined were more likely than not going to be realized in the form of reduced taxable income in future years. Subsequent to recording the net deferred tax asset in 2004, in 2005 we have provided the full amount of income tax expense against current earnings. Our 2005 effective tax rate exceeds the 34% federal statutory rate due primarily to provisions for state taxes as well as non-deductible meals and entertainment expense. At December 31, 2005, we had net operating loss carryforwards for United States federal income tax purposes of approximately $37 million. This amount does not include approximately $19 million of net operating loss carryforwards which are limited under Section 382 of the Internal Revenue Code of 1986. No deferred tax asset has been provided for $19 million of net operating losses as we have determined that we will not receive any future tax benefit from this $19 million before their expiration. Our ability to use these NOLs in the future may be limited. See “Risk Factors — The amount of our net operating loss carryovers may be limited.”
          Net income for the year ended December 31, 2005 was $1,038,000, or $0.04 per diluted share, compared with $2,952,000 or $0.11 per diluted share during the year ended December 31, 2004. Net income decreased in 2005 based on the reasons discussed herein, primarily due to the change in income tax benefit (expense).
Year Ended December 31, 2004 Compared With Year Ended December 31, 2003
          Revenue during the year ended December 31, 2004 was $34,708,000, an increase of 25% compared with $27,869,000 during the year ended December 31, 2003, as a result of increased revenue in all revenue categories, but driven primarily by growth in disposable products revenue.
          Disposable products revenue was $25,657,000 for the year ended December 31, 2004, which was 21% higher than disposable products revenue of $21,127,000 during the same period in 2003. The revenue growth was almost entirely due to unit volume increases; however, a small price increase initiated in April 2004 across virtually all of our disposable products contributed to approximately $370,000, or 2%, of revenue growth in 2004 as compared with 2003.
          For the year ended December 31, 2004, our atherectomy revenue totaled $13,520,000 (53% of disposable products revenue) and our lead removal revenue totaled $12,137,000 (47% of our disposable products revenue). Atherectomy revenue grew 33% and was the main driver of disposable product revenue growth in 2004 compared with 2003. Atherectomy revenue growth was primarily due to the launch of our CLiRpath product line in May 2004, following April 2004 FDA clearance to market these products to treat total occlusions in the legs that are not crossable with a guidewire. The FDA clearance covered catheter sizes ranging from 0.9 to 2.5 millimeters in diameter. Most of these catheters were marketed for coronary use prior to the FDA clearance for peripheral use; however, the catheters with a diameter from 2.0 to 2.5 millimeters were new products not previously marketed. These new catheters accounted for $3,000,000 of revenue for the period between May 1, 2004 and December 31, 2004 and accounted for most of the revenue growth within the atherectomy product line.
          Lead removal revenue grew 11% during 2004 compared with 2003. We continue to believe our lead removal revenue increased primarily as a result of the increase in use of ICDs.
          Laser equipment revenue in 2004 was $3,772,000 compared with $2,824,000 in 2003, which represented an increase of 34%. The increase was primarily due to higher average selling prices in 2004 ($116,000 in 2004 versus $85,000 in 2003) and a slight increase in unit volumes sold (21 in 2004 versus 19 in 2003). Average selling prices may vary significantly from year to year based on geographic mix and age of the laser systems. The age of the laser system sold relates to those customers who elected to purchase a laser system that had previously been used under an evaluation or rental program. As of December 31, 2004 our worldwide installed base of laser systems was 417 (of which 311 were in the United States) compared with 383 (of which 282 were in the United States) as of December 31, 2003. This represents new laser placements in 2004 of 34 laser systems compared to 23 new laser systems placed during 2003. The increase in laser placements in 2004 was largely driven by customer interest in our CLiRpath product line used for the treatment of PAD. The figures relating to our installed base of laser systems and new laser placements includes outright sales, rentals and lasers being evaluated during a trial period by potential purchasers.
          Service and other revenue of $5,279,000 during 2004 increased 31% from $3,918,000 during 2003, as a result of an increase in our installed base and a higher number of customers that have elected to purchase service contracts.

          Gross profit increased to 75% as a percentage of revenue during the year ended December 31, 2004 as compared with 72% during the year ended December 31, 2003. The improved gross margin was primarily attributable to increased manufacturing efficiencies within laser system and catheter manufacturing as a result of increased unit volumes. Increased selling prices as discussed previously also contributed to the improved gross margin.
          Selling, general and administrative expenses increased 27% to $19,347,000 for the year ended December 31, 2004 as compared with $15,261,000 in 2003, primarily due to the following:

•	Selling expenses increased approximately $2,300,000 as a result of:

•	Personnel-related costs of $500,000 associated with the hiring of seven additional employees in 2004 within our clinical sales and training organization. These increased costs included salaries, recruiting and travel costs.

•	Commission costs of $750,000 as a result of higher revenue and additional employees.

•	Costs of $450,000 associated with the operations of Spectranetics International, B.V., our wholly-owned subsidiary in the Netherlands that serves Europe, the Middle East and Russia. Approximately $200,000 of this increase was associated with the strengthening euro in relation to the U.S. dollar. The remainder was due to increased personnel-related costs.

•	Marketing costs of $450,000 as a result of attendance at an increasing number of tradeshows and conventions combined with additional physician training costs incurred primarily in peer-to-peer clinical training sessions and costs associated with marketing materials.

•	Depreciation costs of $150,000 associated with a higher number of evaluation and rental systems in place at December 31, 2004 compared with 2003. See “— Critical Accounting Policies — Revenue Recognition” below for a further discussion of these programs.

•	General and administrative expenses increased approximately $1,700,000 as a result of:

•	Personnel-related costs of approximately $300,000 associated with increased staffing.

•	Company-wide incentive compensation of $500,000 based primarily on financial performance in relation to previously established targets.

•	Sarbanes-Oxley compliance costs of $500,000.

•	Legal fees of $400,000. For a further discussion of legal matters see “Business — Legal Proceedings.”
          Research, development and other technology expenses include royalty expenses, research and development expenses, and clinical study expenses. For the year ended December 31, 2004, research, development and other technology expenses rose 40% to $5,355,000 from $3,812,000 during the year ended December 31, 2003, due primarily to the following:

•	Royalty expenses increased $450,000 as a result of settlement costs of $275,000 related to a dispute one of our license holders combined with increased royalty costs as a result of higher revenue.

•	Personnel-related costs of $250,000 due to the hiring of additional engineering staff for the development of new catheter products for our technology.

•	Product development costs of $200,000.

•	Clinical study costs of $600,000 related to the advancement of clinical research focused on laser-based treatment of heart attacks, complications associated with capped pacemaker or ICD leads, saphenous vein grafts and PAD.
          Other income of $229,000 for the year ended December 31, 2004 increased from other income during 2003 of $106,000 due to the increased interest-earning investments and an increased interest rate yield consistent with overall changes in the interest rate environment during 2004. Our investment securities portfolio consists primarily of government or government agency securities with maturities of less than two years.
          Income tax benefit for the year ended December 31, 2004 totaled $1,518,000 and includes the release of $1,615,000 related to a valuation allowance that is no longer required on specific deferred tax assets. The amount represents the value of net operating losses and future temporary deductible differences between book and taxable income that are more likely than not going to be realized in the form of reduced taxable income in future years. Income tax expense recorded during the year ended December 31, 2003 represents alternative minimum taxes and state income taxes.
          Net income for the year ended December 31, 2004 was $2,952,000, or $0.11 per diluted share, compared with $929,000 or $0.04 per diluted share during the year ended December 31, 2003. Net income increased in 2004 based on the reasons discussed herein.
Income Taxes
          At December 31, 2005, we had net operating loss carryforwards for United States federal income tax purposes of approximately $37 million. This amount does not include approximately $19 million of net operating loss carryforwards which are limited under Section 382 of the Internal Revenue Code of 1986 in addition to certain limitations to which we are currently subject. No deferred tax asset has been provided for $19 million of net operating losses as we have determined that we will not receive any future tax benefit from this $19 million before their expiration. Our ability to use these NOLs in the future may be limited. See “Risk Factors — The amount of our net operating loss carryovers may be limited.”
          We also have tax loss carryforwards in the Netherlands, which have no expiration date, of approximately 30 million euros (U.S. $35 million) available to offset future taxable income, if any in the Netherlands. However, in 2004, the Netherlands tax authorities proposed that substantially all of the tax loss carryforwards be disallowed. We are actively defending the availability of these loss carryforwards. These foreign loss carryforwards have been fully reserved with a valuation allowance. If the tax loss carryforwards are ultimately disallowed, there would be no negative impact to our statement of operations, although it may adversely affect our cash flow and financial position.
          An alternative minimum tax credit carryforward of $360,000 is available to offset future regular tax liabilities and has no expiration date. For alternative minimum tax purposes, we have unrestricted net operating loss carryforwards for United States federal income tax purposes of approximately $36 million. This amount does not include approximately $19 million of net operating loss carryforwards which are limited under Section 382 of the Internal Revenue Code of 1986. No deferred tax asset has been provided for $19 million of net operating losses as we have determined that we will not receive any future tax benefit from this $19 million before their expiration.
          We also had research and experimentation tax credit carryforwards for federal income tax purposes at December 31, 2005 of approximately $580,000, which are available to reduce future federal income taxes, if any, and expire at varying dates through 2024. This amount does not include approximately $1.7 million of research and experimentation tax credit carryforwards which are limited under Section 382 of the Internal Revenue Code of 1986. No deferred tax asset has been provided for $1.7 million of research and experimentation tax credits as we have determined that we will not receive any future tax benefit from this $1.7 million before their expiration. At December 31, 2005, based upon the level of historical income and projections for future income, we have recorded a net deferred tax asset of $847,000, as we have determined it is more likely than not a portion of the deferred tax assets will be recoverable.
Liquidity and Capital Resources
          As of December 31, 2005, we had cash, cash equivalents and current and long-term investment securities of $16,913,000, a decrease of $497,000 from $17,410,000 at December 31, 2004. We consider the total of cash, cash equivalents and investment securities to be available for operating activities since the cash equivalents and investment securities can be readily converted to cash. As discussed in “Business — Legal

Proceedings,” in January 2006 we remitted payment of $2,905,000 to Edwards Lifesciences in connection with an arbitration proceeding.
          Cash and cash equivalents were $6,183,000 at December 31, 2005 compared with $4,004,000 at December 31, 2004, an increase of $2,179,000. During 2005, we received $2,839,000 from the sale of common stock to employees, primarily through stock option exercises. These proceeds were generally not moved to investments, in anticipation of increased operating cash requirements related to the growth of our business. All investment securities consist of government and government agency securities. Our current and long-term investment securities portfolio totaled $10,730,000 at December 31, 2005 compared with $13,406,000 at December 31, 2004. Long-term investment securities have a maturity of more than one year but no more than two years.
          For the year ended December 31, 2005, cash used in operating activities totaled approximately $465,000 and consisted primarily of the following:

•	An increase in equipment held for rental or loan of $3,495,000 as a result of expanding placement activity of our laser systems through evaluation, “Cap-Free,” or rental programs.

•	An increase in trade accounts receivable of $1,665,000 due to increased sales.

•	Increased inventories of $1,230,000, primarily the result of higher stocking levels to meet the increase in laser and catheter demand.
          The above uses of cash by operating activities were partially offset by the following sources for the year ended December 31, 2005:

•	Net income of $1,038,000, plus non-cash expenses of $2,529,000, which consisted of depreciation and amortization of $1,748,000; deferred income taxes of $768,000 and the fair value of options granted for consulting services of $13,000.

•	An increase in accounts payable and accrued liabilities of $2,214,000 as a result of increased purchasing activity, increased payroll-related accruals and increased royalty (and related interest) accruals.
          We continue to stay focused on the management of accounts receivable as measured by days’ sales outstanding and will continue this focus in 2006 with the goal of maintaining the current level of days’ sales outstanding, although there can be no assurances this goal will be achieved. For the equipment held for rental or loan account, any increases will be based on the number of evaluation or rental (including “Cap-Free”) laser placements offset by sales of laser systems previously placed under evaluation or rental programs. We continue to expect the majority of our laser placement activity in 2006 to be in the form of “Cap-Free” units.
          For the year ended December 31, 2005, cash used by investing activities was $34,000. Capital expenditures during 2005 totaled $1,343,000; in addition, we also purchased a building used primarily for catheter manufacturing for $1,350,000 that was previously under lease. These outlays for property and equipment were offset by sales (net of purchases) of investment securities of $2,659,000. The decrease in cash used by investing activities in 2005 was the result of the fact that in 2004, we made purchases of investment securities (net of sales) of $11,470,000 due to increasing interest rates in 2004 and the improved interest yields available on these securities compared with cash equivalents. This was partially offset by the resolution of the legal dispute with Edwards Lifesciences that allowed us to reclassify $1,133,000 from restricted cash to operating cash. Because of budgeted manufacturing capacity expansion projects, additional research and development projects requiring capital and additional enterprise software purchases, we expect capital expenditures in 2006 to exceed $3,000,000 although the actual amount of 2006 capital expenditures may be different.
          Net cash provided by financing activities was $2,839,000 during the year ended December 31, 2005. Financing activities consist of proceeds from the sale of common stock to employees, primarily through the exercise of stock options but also as a result of stock purchases through the employee stock purchase plan.

          We believe our cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to meet our currently budgeted operating needs for the coming twelve months. We may need additional funds for the operation of our business, and we will consider additional sources of financing, including public or private financings. We cannot assure you that our existing cash and cash equivalents will be adequate or that additional financing will be available when needed.
          At December 31, 2005 and 2004, we had placed a number of systems on “Cap-Free”, rental, and loan programs. A total of $9,805,000 and $7,064,000 was recorded as equipment held for rental or loan at December 31, 2005 and 2004, respectively, and is being depreciated over three to five years, depending on whether the laser system is new or remanufactured.
Contractual Obligations
          We lease office space, furniture and equipment under noncancelable operating leases with initial terms that expire at various dates through 2010. Purchase obligations consist of purchase orders issued primarily for inventory. The future minimum payments under noncancelable operating leases and purchase obligations as of December 31, 2005 are as follows (in thousands):

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating leases	$1,593	$447	$676	$470	$–
Purchase obligations	4,935	4,913	22	–	–

Total	$6,528	$5,360	$698	$470	$–

Conversion to the Euro
          For the year ended December 31, 2005, Spectranetics International, B.V., used the euro as its functional currency. The euro was adopted as its functional currency on January 1, 2002. The conversion to the euro did not have a material effect on our consolidated results of operations.
Critical Accounting Policies
          Our consolidated financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation.
          Below is a discussion of our critical accounting policies and their impact on the preparation of our consolidated financial statements.
          Use of Estimates. On an ongoing basis, management evaluates its estimates and judgments, including those relating to product returns, bad debts, inventories, income taxes, warranty obligations, royalty obligations, reorganization costs, contingencies, and litigation. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. These judgments and estimates form the basis for the carrying values of certain assets and liabilities that are not objectively available from other sources. Carrying values of these assets and liabilities may differ under different assumptions or conditions.
          Revenue Recognition. Revenue from the sale of our disposable products is recognized when products are shipped and title transfers to the customer. Revenue from the sale of excimer laser systems is recognized after completion of contractual obligations, which generally include delivery and installation of the system and, in some cases, completion of physician training. Our team of field service engineers is responsible for installation of each laser and, in some cases, participation in the training program at each site. We generally provide a one-year warranty on laser sales, which includes parts, labor and replacement gas. Upon expiration of the warranty period, we offer similar service to our customers under service contracts or on a fee-for-service basis. Revenue from warranty service and service contracts is initially recorded as deferred revenue and recognized on a straight-line basis over the related service contract period, which is generally one year. Revenue from fee-for-service arrangements is recognized upon completion of the related service.
          We offer three laser system placement programs, which are described below, in addition to the sale of laser systems:

1. “Cap-Free” rental program — Under this program, we retain title to the laser system and the customer agrees to a catheter price list that includes a per-unit surcharge. Customers are expected, but not required, to make minimum purchases of catheters at regular intervals, and we reserve the right to have the unit returned should the minimum purchases not be made. We recognize the total surcharge as revenue each month, believing it to be the best measurement of revenue associated with the customers’ use of the laser unit each month. The laser unit is transferred to the equipment held for rental or loan account upon shipment, and the depreciation expense related to the system is included in cost of revenue based upon a three- to five-year expected life of the unit, depending upon whether it is a remanufactured unit or a new laser unit. Costs to maintain the equipment are expensed as incurred. As of December 31, 2005, 48 laser units were in place under the “Cap-Free” program, all of which were in the United States.

2. Evergreen rental program — Rental revenue under this program varies on a sliding scale depending on the customer’s catheter purchases each month. Rental revenue is invoiced on a monthly basis and revenue is recognized upon invoicing. The laser unit is transferred to the equipment held for rental or loan account upon shipment, and depreciation expense is recorded within cost of revenue based upon a three- to five-year expected life of the unit, depending on whether it is a remanufactured unit or a new laser unit. Costs to maintain the equipment are expensed as incurred. We also offer a straight monthly rental program, and there are a small number of hospitals that pay rent of $3,000 to $5,000 per month under this program. As of December 31, 2005, 56 laser units were in place under the Evergreen program, all of which were in the United States.

3. Evaluation programs — We “loan” a laser system to an institution for use over a short period of time, usually three to six months. The loan of the equipment is to create awareness of our products and their capabilities, and no revenue is earned or recognized in connection with the placement of a loaned laser, although sales of disposable products result from the laser placement. The laser unit is transferred to the equipment held for rental or loan account upon shipment and depreciation expense is recorded within selling, general and administrative expense based upon a three- to five-year expected life of the unit, depending on whether it is a remanufactured unit or a new laser unit. Costs to maintain the equipment are expensed as incurred. As of December 31, 2005, 84 laser units were in place under the evaluation program, of which 57 were in the United States. These laser systems contribute to revenue immediately through the sales of disposable products to customers that have acquired a laser system under an evaluation program. In each of the years ended December 31, 2005 and 2004, 11 customers elected to purchase their evaluation laser systems, which accounted for a total of $1,187,000 and $1,117,000 of equipment revenue, respectively.
          We adopted Emerging Issues Task Force Bulletin (EITF) 00-21, Revenue Arrangements with Multiple Deliverables, on July 1, 2003. The primary impact of the adoption of EITF 00-21 was to treat service provided during the one-year warranty period as a separate unit of accounting. As such, the fair value of this service is deferred and recognized as revenue on a straight-line basis over the related warranty period. Revenue allocated to the laser element is recognized upon completion of contractual obligations in the sales contract, which generally includes delivery and installation of the laser system and, in some cases, completion of physician training. Prior to July 1, 2003, revenue for the sale of laser equipment and the one-year warranty was recognized upon shipment of the laser. Deferred revenue associated with service to be performed during the warranty period totaled $317,000 and $302,000 as of December 31, 2005 and 2004, respectively.
          Allowance for Sales Returns. We estimate product sales returns based on historical experience. The provision for sales returns is recorded as a reduction of revenue based on our estimates. Actual sales returns may vary depending on customer inventory levels, new product introductions and other factors. Although we believe our estimates are reasonable based on facts in existence at the time of estimation, these facts are subject to change.
          Royalty Liability. We license certain patents from various licensors pursuant to license agreements. Royalty expense is calculated pursuant to the terms of the license agreements and is included in research, development and other technology in our consolidated financial statements. We have established liabilities for royalty payment obligations based on these calculations, which involve management estimates that require judgment. Although we believe the estimates to be reasonable based on facts in existence at the time of estimation, the estimates are subject to change based on changes in the underlying facts and assumptions used to develop these estimates. We have recorded a loss contingency of approximately $2.9 million (including $387,000 of interest expense on the amount owed) related primarily to a disagreement with Edwards Lifesciences one of our existing licensors, based on amounts awarded to Edwards Lifesciences through arbitration proceedings. The disagreement centered around the treatment of revenue attributed to training services we provide to our customers. We did not believe this revenue was within the scope of the license agreement and the licensor disagreed. This dispute was settled subsequent to December 31, 2005 and involved a payment of $2,905,000 to settle the dispute. See “Business — Legal Proceedings” for a further discussion of these matters.
          Stock-based Compensation. We account for our stock-based compensation plans for employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the market price. No compensation cost has been recognized for original stock option grants to employees in our consolidated financial statements as all options granted had an exercise price equal to or above the market value of the underlying common stock on the date of grant. Under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (Statement 123), entities are permitted to recognize as expense the fair value of all stock-based awards on the date of grant over the vesting period. Alternatively, Statement 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma earnings (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair value based method defined in Statement 123 had been applied. We have elected to continue to apply the provisions of APB 25 and provide the pro forma disclosures required by Statement 123.
          We account for nonemployee stock-based awards in accordance with Statement 123 and related interpretations.
          We calculate compensation expense for the disclosures required by Statement 123 through the use of the Black-Scholes option pricing model, which incorporates assumptions as to volatility and expected option terms, among other assumptions. Should these underlying assumptions change, the calculated compensation expense could be materially different. Compensation expense as calculated under a fair value based model has historically been material to our financial statements. For the years ended December 31, 2005, 2004 and 2003, compensation expense, net of tax, related to stock option grants to employees totaled $1,155,000, $534,000 and $1,039,000, respectively, which amounts have been included in pro forma disclosures, but not included in determining net income (loss). The adoption of Statement 123R will have an adverse effect, which could be material, on our results of operations in periods ending subsequent to December 31, 2005. See “ — New Accounting Pronouncements,” which follows this section, for a further discussion of Statement 123R.
          Income Taxes. We account for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards. A valuation allowance is provided to the extent it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. As of December 31, 2005, we had a net deferred tax asset of $847,000.
New Accounting Pronouncements
          In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, Share Based Payment, which is a revision of Statement 123 and supersedes APB Opinion No. 25. Statement 123R establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services. Statement 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the award, and to recognize that cost over the period during which the employee is required to provide service (usually the vesting period of the award). Statement 123R also requires companies to measure the cost of employee services received in exchange for an award of liability instruments (such as stock appreciation rights) based on the current fair value of the award, and to remeasure the fair value of the award at each reporting date.
          The FASB required the provisions of Statement 123R to be adopted as of the beginning of the first interim period that began after June 15, 2005. In April 2005, the SEC adopted a new rule amending the compliance dates for SFAS 123R. In accordance with this rule, we will adopt this new accounting standard effective January 1, 2006. The provisions of Statement 123R will affect the accounting for all awards granted, modified, repurchased or cancelled after December 31, 2005. The accounting for awards granted, but not vested, prior to January 1, 2006 will also be impacted. The provisions of Statement 123R allow companies to adopt the standard on a prospective basis or to restate all periods for which Statement 123 was effective. We have adopted Statement 123R on a prospective basis, and therefore our financial statements for periods prior to January 1, 2006 continue to only include pro forma information as though the standard had been adopted for all periods presented.
          The adoption of Statement 123R will have an adverse effect, which could be material, on our results of operations in periods ending subsequent to December 31, 2005. For the years ended December 31, 2005, 2004 and 2003, pro forma compensation expense, net of tax, related to equity instruments was $1,155,000, $534,000 and $1,039,000, respectively as computed under the provisions of Statement 123. These amounts were disclosed, but not recorded, in the financial statements for the years ended December 31, 2005, 2004 and 2003.
          In November 2004, the FASB issued SFAS No. 151 (Statement 151), Inventory Costs — an amendment of ARB No. 43, Chapter 4. Statement 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This Statement amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. As required by Statement 151, we have adopted this new accounting standard on January 1, 2006. The adoption of Statement 151 is not expected to have a material impact on our financial statements.
          In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets (Statement 153). Statement 153 amends the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate certain exceptions to the principle that exchanges of nonmonetary assets be measured based on the fair value of the assets exchanged. Statement 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We adopted this new accounting standard on January 1, 2006. The adoption of Statement 153 is not expected to have an impact on our consolidated results of operations, financial position or cash flows.
          In June 2005, the FASB issued SFAS No. 154 Accounting Changes and Error Corrections (Statement 154). Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, this Statement requires that a change in depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This new accounting standard was effective on January 1, 2006. The adoption of Statement 154 is not expected to have a material impact on our financial statements.
Quantitative and Qualitative Disclosure About Market Risk
          We are exposed to a variety of risks, including changes in interest rates affecting the return on our investments and foreign currency fluctuations. Our exposure to market rate risk for changes in interest rates relate primarily to our investment portfolio. We attempt to place our investments with high quality issuers and, by policy, limit the amount of credit exposure to any one issuer and do not use derivative financial instruments in our investment portfolio. We maintain an investment portfolio of various issuers, types and maturities, which consist of both fixed and variable rate financial instruments. Marketable securities are classified as available-for-sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component in stockholders’ equity, net of applicable taxes. At any time, sharp changes in interest rates can affect the value of our investment portfolio and its interest earnings. Currently, we do not hedge these interest rate exposures. Since our investment securities have maturities that are generally less than one year and not more than two years, we do not expect interest rate fluctuations to have a significant impact on the fair value of our investment securities. For the year ended December 31, 2005, the unrealized loss on our investment securities included in other comprehensive income (loss) was $17,000.
          As of December 31, 2005, we had cash and cash equivalents of $6.2 million, and current and long-term investment securities of $10.7 million. Overall average duration to maturity for all cash and marketable securities is less than one year with 85% of the portfolio under one year and the remaining 15% between one and two years. The weighted average interest rate earned on the portfolio is 2.9%. At December 31, 2005, the marketable securities consisted of government or government agency securities.
          Our exposure to foreign currency fluctuations is primarily related to sales of our products and operating expenses in Europe, which are denominated in the euro. Changes in the exchange rate between the euro and the U.S. dollar could adversely affect our operating results. Exposure to foreign currency exchange rate risk may increase over time as our business evolves and our products continue to be introduced into international markets. Currently, we do not hedge against any foreign currencies and, as a result, could incur unanticipated gains or losses. For the year ended December 31, 2005, approximately $28,000 of increased revenue and $44,000 of increased operating expenses were the result of exchange rate fluctuations of the U.S. dollar in relation to the euro. Accordingly, the net impact of exchange rate fluctuations on consolidated net income for the year ended December 31, 2005 was a decrease in net income of $16,000.

BUSINESS
General
          We develop, manufacture, market and distribute single-use medical devices used in minimally invasive procedures within the cardiovascular system for use with our proprietary excimer laser system. Excimer laser technology delivers relatively cool ultraviolet energy to ablate or remove arterial blockages including plaque, calcium and thrombus. Our laser system includes the CVX-300 laser unit and various disposable fiber-optic laser catheters. Our laser catheters contain hundreds of small diameter, flexible optical fibers that can access difficult to reach peripheral and coronary anatomy and produce evenly distributed laser energy at the tip of the catheter for more uniform ablation. We believe that our excimer laser system is the only laser system approved in the United States, Europe, Japan and Canada for use in multiple, minimally invasive cardiovascular procedures. These procedures include atherectomy, which is a procedure to remove arterial blockages in the peripheral and coronary vasculature, and the removal of infected, defective or abandoned cardiac lead wires from patients with pacemakers or ICDs, which are electronic devices that regulate the heartbeat. As of December 31, 2005, our worldwide installed base of laser systems was 494, of which 377 were in the United States. We are focused on increasing recurring revenue, which includes disposable catheter sales, service and laser rental, which in the aggregate represented 93% of our revenue for 2005. Disposable catheter sales represented 76% of our revenue for 2005.
          Our products are designed to treat a wide range of cardiovascular disease, including peripheral and coronary arterial disease. PAD is characterized by clogged or obstructed arteries in the upper or lower leg. The resulting lack of blood flow can cause leg pain and lead to tissue loss or amputation. According to the American Heart Association, as many as 12 million people in the United States have PAD, yet nearly 75% of these people do not have any symptoms or mistake the symptoms of PAD for another condition. Moreover, according to a 2004 report by the Sage Group, a market research firm, approximately 1.1 million people in the United States suffer from CLI, an advanced form of PAD. In addition, according to this report, within six months of diagnosis, the mortality rate for CLI patients is approximately 20%, with another 35% requiring amputation, of which an estimated 160,000 amputations resulting from CLI are performed each year in the United States alone. Based on data from iData Research, a market research firm, we estimate that the volume of interventional and surgical procedures comprised of atherectomy, angioplasty, cryoplasty, stenting and vascular grafts performed in the United States to treat PAD will increase from approximately 375,000 in 2005 to approximately 875,000 in 2010, which represents a compound annual growth rate of approximately 18%.
          We believe that physicians, including interventional cardiologists, vascular surgeons, and interventional radiologists, are looking for effective minimally invasive solutions to treat PAD. We believe that balloons and stents, although commonly used to treat PAD, have not been proven to have a long-lasting clinical benefit in the legs, while surgical bypass and amputation carry significant patient risk and cost. Recently, laser atherectomy has emerged as a viable treatment option for PAD, both as a stand-alone treatment and as an adjunctive treatment with other therapies, such as balloons and stents. We offer our CLiRpath atherectomy catheters in a broad range of sizes, enabling physicians to treat both smaller and larger diameter arteries. In addition, we believe our laser system and CLiRpath catheter technology offer a number of patient benefits, including a minimally invasive alternative to bypass surgery and amputation, as well as more predictable outcomes in addressing PAD, reduced procedure time and a better safety profile as compared with other atherectomy devices.
          In the coronary market, our disposable catheter devices are used to treat complex coronary artery disease as an adjunctive treatment to traditional PCI using balloons and stents. We are currently focused on the treatment of one of the most challenging coronary lesions, CTOs, leveraging our experience in the coronary market. According to a 2005 article in the Journal of Invasive Cardiology which cites a 2003 report by Arlington Medical Resources, a market research firm, the number of diagnostic catheterization procedures, or angiograms, performed annually in the United States is approximately 2.6 million. A 2002 article in the journal Circulation cited data based on published studies from 1997 to 1999 which showed the presence of a CTO in approximately 31% of patients who received a coronary angiogram, of which only approximately 7.5% were treated using minimally invasive techniques. According to a 2001 article in the Journal of Invasive

Cardiology, patients whose CTOs could not be crossed using a guidewire were approximately three to five times more likely to undergo coronary artery bypass surgery than patients whose CTOs were successfully crossed. Coronary artery bypass surgery is highly invasive and carries significant procedural risks, and as a result of these risks, we believe that there is increased interest from interventional cardiologists to treat CTOs with minimally invasive techniques. With the recent demonstrated clinical efficacy of drug-eluting stents in coronary lesions, we believe that physicians are looking for ways to place drug-eluting stents in CTOs once they are crossed. We believe that our products will enable physicians to more effectively cross certain types of CTOs, and in 2006, we plan to seek approval from the FDA to initiate our pivotal IDE clinical trial for our Superwire catheter to address coronary CTOs not crossable by a guidewire.
          We are also a leader in the market for selling devices for the removal of infected, defective or abandoned pacemaker and ICD leads. As a result of pacemakers or ICDs being replaced, we estimate that while more than 250,000 leads are left in the body each year in the United States, fewer than 10,000 leads are removed from the body. The current standard of care is simply to cap these leads and leave them in the body based on the risk of complications associated with lead removal and the perception that abandoned leads are benign. Data from our clinical trials indicates that the use of our CLeaRS product line, which includes our SLS and our LLD, may reduce the risk of complications associated with lead removal to less than 2%. We believe that clinical complications associated with abandoned leads, such as pocket infections, are more significant than generally believed. We are implementing various initiatives targeted at increasing the number of removals of abandoned or defective pacemaker or ICD leads by educating physicians as to the complications and costs associated with leaving these leads in the body.
          We have a seasoned and experienced senior management team of seven members who in the aggregate have over 150 years of experience in the medical device market. We have recently added key hires to further strengthen our leadership including our Chief Operating Officer, our Vice President of Clinical Affairs and our Vice President of Sales.
Our Solution
          Over our 22 year history, we have developed our proprietary excimer laser technology that we believe has enabled us to effectively meet the needs of physicians and their patients.

•	Proprietary technology. Our excimer laser technology delivers relatively cool, 308 nanometer wavelength ultraviolet energy pulses to an arterial blockage or lesion through optical fibers in a catheter, and is used to ablate or remove plaque, calcium and thrombus. Our laser catheter is inserted into an artery through a small incision and then guided to the site of the blockage or lesion using conventional angioplasty tools, such as guidewires. When the tip of the laser catheter has been placed at the site of the blockage or lesion, the physician activates the laser to ablate the blockage or lesion. Because our laser generates minimal heat and is a contact laser that only ablates materials within 50 microns (the width of a human hair) ahead of the laser tip, it is able to break down the molecular bonds of plaque, calcium and thrombus into particles smaller than red blood cells, without significant thermal damage to surrounding tissue. We believe that we offer the only FDA-approved laser system for the treatment of peripheral and coronary arterial disease and for the removal of infected, defective or abandoned pacemaker and ICD leads. We hold 40 issued U.S. patents and have rights to 19 additional U.S. patents under license agreements. We hold five issued patents in each of France, Germany, Italy and Japan; four issued patents in the Netherlands; and one in each of Spain and the United Kingdom.

•	Significant patient benefits. We believe our CLiRpath catheter technology offers a number of patient benefits, including a minimally invasive alternative to bypass surgery and amputation, as well as more predictable outcomes in addressing PAD, reduced procedure time and a better safety profile when compared with other atherectomy devices. We believe that our CLiRpath technology reduces the risk of distal embolization as compared with balloon and stent technology and other atherectomy devices because our laser can ablate blockages into particles smaller than red blood cells. Distal embolization occurs when particles dislodged during PCI or atherectomy create a blockage elsewhere in the vasculature.

•	Key physician benefits. Because our technology can be utilized to ablate all types of arterial blockages, including plaque, calcium and thrombus, we believe our system enables physicians to expand the number of minimally invasive procedures they can perform. For example, our system can be used to cross CTOs in the heart or the leg. We believe our 0.9 mm catheters are smaller than any approved balloon angioplasty catheter or any other approved mechanical atherectomy device, which enables the treatment of smaller arteries in the lower leg. Moreover, we believe that our CLiRpath technology enables physicians to perform procedures more rapidly than with other atherectomy devices, reducing radiation exposure from fluoroscopic imaging to both physicians and patients.

•	Compelling clinical data. During 2004 and 2005, seven clinical publications in peer-reviewed medical journals have highlighted the use of our products for the treatment of PAD. In particular, we believe our Laser Angioplasty for Critical Limb Ischemia (LACI) trial is the only FDA-approved, multi-center registry targeted at the treatment of patients with CLI. The purpose of the study was to evaluate the effectiveness of laser-assisted PCI for CLI patients who were poor candidates for surgical revascularization and, as a result, at a higher risk for amputation. The primary endpoint of the trial was limb salvage (avoidance of amputation above the ankle) among the surviving patients at six months following the procedure. The limb salvage rate for the patients treated in the LACI trial was 93% (as compared to 87% for the historical control group treated with a variety of standard therapies, including bypass surgery) despite a challenging patient population suffering from other illnesses such as diabetes, hypertension and previous stroke or heart attack. An average of 2.7 lesions were treated per patient with an average treatment length of 16.2 cm. Although the design of the LACI trial resulted in the issuance of a non-approval letter from the FDA, a subset of the LACI data combined with data from similar clinical studies in the United States and Europe for the treatment of CTOs in the leg not crossable with a guidewire formed the basis for our FDA clearance received in April 2004. This data revealed that limb salvage was observed in 95% of patients surviving for six months with no increase in serious adverse events as compared with the LACI study.
Our Strategy
          Our goal is to become a leading provider of innovative, minimally invasive solutions for the treatment of cardiovascular disease. To achieve this objective, we are pursuing the following business strategies:

•	Expand sales and training initiatives to drive disposable device revenue. We seek to grow revenue through increased sales of our higher margin disposable products driven by the expansion of our sales organization and training of physicians. Our sales organization has grown from 36 employees at December 31, 2004 to 55 and 67 at December 31, 2005 and March 31, 2006, respectively. By the end of 2006, we expect to have 75 to 80 employees in our sales organization, more than doubling our sales organization from December 31, 2004 levels. In addition, we believe that through hosting our Master Summit training sessions, where physicians observe live case demonstrations and educational presentations regarding the use of our laser system, we can accelerate physician training and enhance awareness of other indications for which our products can provide a clinical benefit. In 2005, we experienced increases in utilization of our disposable devices by many of the approximately 140 physicians who attended one of the seven Master Summits we held that year. From January 1, 2006 through April 7, 2006, we held three Master Summits at which we trained a total of approximately 150 physicians.

•	Expand installed customer base. According to a 2001 report by the Society of Cardiovascular Angiography and Interventions, there were over 2,100 cardiac catheterization laboratories operating in the United States in 2001. Our goal is to expand our customer base by continuing to focus our sales efforts on the 1,000 hospitals with cardiac catheter labs that we believe perform the highest volume of interventional procedures, as well as on stand-alone peripheral intervention practices. For the years ended December 31, 2004 and 2005, we placed 34 and 77, respectively, of our 494 laser systems in hospitals with cardiac catheter labs. Most of our laser placements in 2005 were made under our “Cap-Free” program, which we introduced in June 2005. Our “Cap-Free” program eliminates the initial capital outlay required to acquire a laser system, instead adding a surcharge to each disposable fiber-optic catheter purchased from us by the customer. We expect the majority of our future laser placements to be made under this program.

•	Increase pace of product and technology development to address growing markets. To address growth in the PAD market and to continue our product and technology development in other areas, we have increased the pace of our product development over the last two years, adding six engineers to our research and development team since December 31, 2003, as well as increasing expenditures focused on product development from approximately $1.4 million in 2003 to approximately $1.8 million in 2004 and approximately $3.0 million in 2005. Our increased focus on product development has led to 14 new peripheral atherectomy products introduced since April 2004, including our 2.5 Turbo catheter, which received FDA clearance in August 2005, and the incorporation of certain features of our Turbo catheter into our entire CLiRpath catheter line which we expect to complete in the first half of 2006. Our product development initiatives include devices to create larger openings, or lumens, in the arteries in the peripheral vasculature, as well as our Superwire catheter focused on coronary CTOs not crossable with a guidewire. We have received conditional approval from the FDA to begin our pivotal IDE clinical trial for our TURBO-Booster catheter, which is capable of creating larger lumens. In addition, in 2006 we plan to seek FDA clearance to initiate our pivotal IDE clinical trial for our Superwire catheter to address coronary CTOs not crossable by a guidewire. Our technology initiatives include adding visualization capability to our catheters, which will provide physicians with an internal view of the artery, as well as developing a next-generation laser platform.

•	Gather and develop clinical data for publication to drive broader adoption and achieve regulatory clearance of our products. We believe that physicians adopt new products and technologies primarily based on available clinical data. To drive broader physician adoption, we support clinical trials intended to demonstrate the clinical benefits of our technology which we believe will help drive adoption and utilization. During 2004 and 2005, there were 12 clinical publications in peer-reviewed medical journals on the use of excimer laser technology for the treatment of PAD, lead removal and other coronary applications. We will also focus on initiating clinical trials as a means for gaining regulatory clearance for new products and novel applications for our technology. In addition to clinical trials focused on our technology, we may initiate collaborative clinical trials aimed at demonstrating clinical benefits for patients with complex disease when using our technology in conjunction with other devices.

•	Increase patient and physician awareness of PAD. We have initiated a number of public relations campaigns targeted at increasing patient and physician awareness of early diagnosis and minimally invasive alternatives to treat PAD. Through a variety of media channels, we seek to educate those suffering from PAD by highlighting the clinical outcomes of treatment. We have also initiated programs designed to increase referring physician awareness of PAD, including podiatrist referral programs and case presentations at hospitals.

•	Leverage our sales organization. As part of our strategy to increase sales of our disposable devices, we may seek to leverage our growing sales organization through the distribution of additional products that are complementary to our products for the treatment of PAD. To broaden our product line, we may pursue a variety of strategies, some of which may include product acquisitions, licensing, distribution or other collaborative agreements.

•	Leverage technical expertise in the generation and delivery of laser energy. We have designed our laser system to support multiple existing and potential therapeutic applications for the treatment of cardiovascular disease. Our current areas of focus are on the treatment of PAD, the treatment of CTOs in the legs and the heart, and the removal of pacemaker and ICD leads; however, we will continue to explore additional applications of our core laser technology outside of these areas. To leverage our laser expertise, we will continue to seek strategic joint development opportunities with partners who have technology or products that are complementary to our technology or products.

Our Products
          Our products are focused in two categories: laser atherectomy and cardiac lead removal.

Laser Atherectomy
          We have developed a broad selection of proprietary laser devices designed to meet physician needs and have received regulatory clearance for multiple indications, including peripheral laser atherectomy in the upper and lower leg and coronary laser atherectomy. For the PAD market, we offer an adjunct or alternative to balloons, stents and other atherectomy or thrombectomy devices. For the coronary market, our laser atherectomy products are used adjunctively with other atherectomy devices such as balloons and stents. We believe the use of our laser adjunctively with other PCI treatments provides superior clinical outcomes in complex lesions that are not well-suited to stand-alone balloon angioplasty or stenting. Unlike conventional balloons that merely compress arterial plaque against the stent or vessel wall, laser atherectomy dissolves the blockage.
          Our laser catheters are designed to provide several advantages over other atherectomy devices. Our catheters, which we produce in sizes ranging from 0.9 to 2.5 millimeters in diameter, consist of concentric or eccentric bundles of optical fibers mounted within a thin plastic tubing. Our laser catheters contain hundreds of small diameter, flexible optical fibers that can access difficult to reach peripheral and coronary anatomy and produce evenly distributed laser energy at the tip of the catheter for more uniform ablation. These fibers are coupled to the laser using our intelligent connector which identifies the catheter type to our CVX-300 laser unit computer and automatically controls the calibration cycle and energy output. The catheter’s combination of trackability, flexibility and ablation characteristics enables the physician to access and effectively treat difficult to reach lesions. Our disposable catheters include the following:

Sizes
(mm unless
	otherwise	Regulatory	Vascular System
Name	indicated)	Clearance	Indication	Key Features

CLiRpath Turbo Catheter(1)	0.9, 1.4, 1.7, 2.0, 2.3, 2.5	U.S. Europe	Peripheral	80-Hz; “continuous on” lasing and lubricous coating; available in rapid exchange (Rx) or over-the-wire (OTW) versions except for 2.3 and 2.5 (OTW only)
2.5 Turbo Catheter	2.5	U.S. Europe	Peripheral	OTW model; additional laser fibers at tip; 80-Hz; “continuous on” lasing and lubricous coating
Extreme Laser Catheter(1)	0.9, 1.4, 1.7, 2.0, 2.3, 2.5	U.S. Europe	Peripheral Coronary	OTW model, patented metal rim tip designed for visualization and alignment
POINT 9 Catheter	0.9	U.S. Europe Canada	Coronary	Low profile design; used in balloon- refractory CTOs and small arteries; available in 80-Hz model (Point 9 X-80)
Vitesse E Laser Catheter	1.7, 2.0	U.S. Europe Canada	Coronary	Rx model, eccentric fiber array tip that can be rotated to address eccentric lesions
Vitesse Cos Catheter (2)	1.4, 1.7, 2.0	U.S. Europe Canada	Coronary	Rx model, concentric, optimally spaced fibers that enable greater ablation
Quick-Cross Support Catheter	0.014”, 0.018”, 0.035”	U.S. Europe Canada	Peripheral Coronary	Non-laser-based accessory product designed to support and assist standard guidewires to facilitate initial crossing of blockage

(1)	Our CLiRpath and Extreme Laser catheters are being replaced with our newer CLiRpath Turbo line of products, which we expect will be completed by the end of the second quarter of 2006.

(2)	A first generation version of this catheter has received regulatory clearance for marketing in Japan; however, we have not yet received reimbursement approval in Japan.

Peripheral Laser Atherectomy
          According to the American Heart Association, as many as 12 million people in the United States have PAD, yet nearly 75% of these people do not have any symptoms or mistake the symptoms of PAD for another condition. Moreover, according to a 2004 report by the Sage Group, a market research firm, approximately 1.1 million people in the United States suffer from CLI. In addition, according to this report, within six months of diagnosis, the mortality rate for CLI patients is approximately 20%, with another 35% requiring amputation, of which an estimated 160,000 amputations resulting from CLI are performed each year in the United States alone. Based on data from iData Research, a market research firm, we estimate that the volume of interventional and surgical procedures comprised of atherectomy, angioplasty, cryoplasty, stenting and vascular grafts performed in the United States to treat PAD will increase from approximately 375,000 in 2005 to approximately 875,000 in 2010, which represents a compound annual growth rate of approximately 18%.

          We currently have 510(k) clearance from the FDA to market our CLiRpath catheters for the treatment of CTOs in the legs that are not crossable with a guidewire. We offer the following disposable catheters for use in peripheral laser atherectomy:

CLiRpath Turbo Catheters. Our CLiRpath family of over-the-wire (OTW) and rapid exchange (Rx) catheters is used for peripheral laser atherectomy. The CLiRpath laser catheter has good flexibility and an active ablation area covering a high percentage of the catheter tip. The CLiRpath laser catheter is available in 0.9, 1.4, 1.7, 2.0, 2.3 and 2.5 mm tip diameters. In October 2005, we received 510(k) clearance from the FDA to incorporate several new features (80-Hz capability, “continuous on” lasing and lubricous coating) into our entire CLiRpath product line. We are currently launching this CLiRpath Turbo product line, to replace the CLiRpath catheters, which we expect to complete by the end of the second quarter of 2006.

2.5 Turbo Catheter. In August 2005, we received 510(k) clearance from the FDA to market the 2.5 Turbo catheter. Compared with our 2.5 mm version of our CLiRpath Turbo catheter, our 2.5 Turbo catheter, an OTW product, incorporates additional laser fibers at the tip for improved ablation. Our 2.5 Turbo catheter is currently used to ablate blockages at the knee and at the distal portion of the superficial femoral artery above the knee.

Quick-Cross Support Catheter. We offer our Quick-Cross support catheters in 0.014”, 0.018” and 0.035” models. These support catheters are non-laser-based accessory products designed for use in the cardiovascular system to support and assist standard guidewires to facilitate initial crossing of the blockage. They also facilitate exchange of standard guidewires without losing access to the blockage.

Coronary Laser Atherectomy
          Our CVX-300 laser and 1.4, 1.7 and 2.0 mm diameter fiber-optic catheters have received FDA clearance for the following seven indications for use in the treatment of coronary artery disease adjunctively with balloon angioplasty and stents:

•	saphenous vein grafts;

•	total occlusions crossable by a guidewire;

•	ostial lesions, or blockages at the beginning of arteries;

•	lesions with moderate calcification;

•	long lesions;

•	lesions where angioplasty balloon failures have occurred; and

•	restenosed stents prior to brachytherapy, or radiation therapy.
          In the coronary market, our disposable catheter devices are used to treat complex coronary artery disease as an adjunctive treatment to PCI using balloons and stents. We are currently focused on the treatment of CTOs, leveraging our extensive history in the coronary market. According to a 2001 article in the Journal of Invasive Cardiology, patients whose CTOs could not be crossed using a guidewire were approximately three to five times more likely to undergo coronary artery bypass surgery than patients whose CTOs were successfully crossed. This coronary artery bypass surgery is highly invasive and carries significant procedural risks, and as a result of these risks, we believe that there is increased interest from interventional cardiologists to treat CTOs with minimally invasive techniques. With the recent demonstrated clinical efficacy of drug-eluting stents in coronary lesions, we believe that physicians are looking for ways to place drug-eluting stents in CTOs once they are crossed. We believe that our products will enable physicians to more effectively cross certain types of CTOs, and in 2006, we plan to seek clearance from the FDA to initiate our pivotal IDE clinical trial for our Superwire catheter to address coronary CTOs not crossable by a guidewire.

          In the coronary market, we offer an adjunct to traditional balloon angioplasty and stenting. For CTOs that are crossable by a guidewire, we offer an alternative to coronary bypass surgery. Unlike conventional balloons that merely compress arterial plaque against the stent or vessel wall, coronary excimer laser atherectomy dissolves the material. We believe the use of our laser technology makes the treatment of complex lesions less complicated.
          We offer the following disposable catheters for use in coronary laser atherectomy:

Rapid Exchange (Rx) Catheter. Our Rx laser catheter, marketed under the Vitesse brand, is our directional coronary laser catheter. We offer our eccentric (one-sided) Rx catheter in 1.7 and 2.0 mm diameter sizes and our concentric Rx catheter in 1.4, 1.7, and 2.0 mm tip diameter models. Both of our Rx catheters incorporate a “monorail design” that can be threaded onto and exchanged over a guidewire more quickly than OTW models. They are also compatible with a wide range of guidewires. On our eccentric model, the fiber array at the tip can be rotated by the operator to create a larger channel through the blockage. The fibers in our concentric model are “optimally spaced,” and laboratory tests have demonstrated that it produces greater debulking, or plaque removal, compared with our eccentric model.

Over-The-Wire (OTW) Catheter. Our OTW catheters, marketed for use in the coronary vasculature under the Extreme brand, have good flexibility and an active ablation area covering a high percentage of the catheter tip. Other features include the patented metal rim tip designed for visualization and alignment and a proprietary lubricious coating for easy access. Our OTW laser catheter is available in 0.9, 1.4, 1.7 and 2.0 mm tip diameters.

POINT 9 Catheter. The POINT 9 concentric catheters, including our POINT 9 X-80 model that uses 80-Hz, are our smallest diameter atherectomy catheters and are designed for use in vessels as small as 1.5 mm in diameter, as well as larger vessels with total occlusions passable by a guidewire or where angioplasty balloon failures have occurred.

Quick-Cross Support Catheter. We offer our Quick-Cross support catheters in 0.014” and 0.018” models. These support catheters are non-laser-based accessory products designed for use in the cardiovascular system to support and assist standard guidewires to facilitate initial crossing of the blockage. They also facilitate exchange of standard guidewires without losing access to the blockage.

Cardiac Lead Removal Systems
          We are also a leader in the market for selling devices for the removal of infected, defective or abandoned pacemaker and ICD leads. As a result of pacemakers or ICDs being replaced, we estimate that while more than 250,000 leads are left in the body each year in the United States, fewer than 10,000 leads are removed from the body. The current standard of care is simply to cap these leads and leave them in the body based on the risk of complications associated with lead removal and the perception that abandoned leads are benign. Data from our clinical trials indicates that the use of our CLeaRS product line, which includes our SLS and our LLD, may reduce the risk of complications associated with lead removal to less than 2%. We believe that clinical complications associated with abandoned leads, such as pocket infections, are more significant than generally believed. We are implementing various initiatives targeted at increasing the number of removals of abandoned or defective pacemaker or ICD leads by educating physicians as to the complications and costs associated with leaving these leads in the body.
          We believe that one of the key drivers of our cardiac lead removal business is the increased rate of ICD implantation. According to recent clinical research conducted by Guidant, Medtronic and St. Jude, patients suffering from congestive heart failure, as well as patients who have had prior heart attacks, may have reduced mortality risk as a result of the implant of an ICD. Since there are more leads attached to an ICD than a pacemaker and since ICD leads are typically larger in diameter than pacemaker leads, there is often a space problem in the subclavian vein when ICDs are implanted in patients that already have a pacemaker. Additionally, since many of the newer ICDs have three leads, the potential for veinous obstruction is enhanced. As a result, we believe that the old leads are more likely to be removed in these situations.

          Competitive methods available to remove implanted leads include open-chest surgery and transvenous removal with plastic sheaths, each of which has significant drawbacks. For example, open-chest surgery is costly and traumatic to the patient. The plastic sheath method sometimes results in damage to the cardiovascular system, which may require surgery and may cause the lead to disassemble during the removal procedure.
          We have initiated research aimed at identifying the complication rates associated with leads that are simply capped and left behind in the body. The goal of this research is to demonstrate that complication rates associated with capped leads are not insignificant, which may modify the standard of care to increase the number of pacemaker and defibrillator leads removed each year, although there are no assurances we will be successful in modifying the current standard of care.
          Our CVX-300 excimer laser unit was initially approved by the FDA for lead removal procedures in December 1997, with several subsequent approvals and 510(k) clearances as we expanded our CLeaRS product line. This product line includes the following:

Spectranetics Laser Sheath (SLS). We have designed a laser-assisted lead removal device, the Spectranetics Laser Sheath (SLS), to be used with our CVX-300 excimer laser unit to remove implanted leads with minimal force. The SLS consists of optical fibers arranged in a circle between inner and outer polymer tubing. The inner opening of the device is designed to allow a lead wire to pass through it as the device slides over the lead wire and toward the tip in the heart. Following the removal of scar tissue with the SLS, the lead wire is removed from the heart with counter-traction. The SLS uses excimer laser energy focused through the tip of the SLS to facilitate lead removal by removing scar tissue surrounding the lead. We believe that in addition to resulting in less trauma and a lower complication rate than mechanical lead removal methods, procedure time is reduced significantly.

Lead Locking Device (LLD). Our Lead Locking Device, or LLD, product complements our current SLS product line and, since it is not laser-based, can also be used in connection with the mechanical removal of pacemaker or ICD leads. The LLD is a mechanical device that assists in the removal of faulty leads by providing traction to the leads, which are typically wire spirals. The LLD is inserted into the center lumen of the lead and then a braid surrounding the LLD expands to fill and grip the entire length of the lead’s inner circumference, in effect converting a spiral into a solid “pipe,” which can more easily be extracted. We believe that other devices on the market, which merely grip the lead at the far end, provide less stability and frequently release their grip on the lead. In March 2005, we received 510(k) clearance from the FDA for the LLD E, a next generation device that navigates more effectively within tortuous anatomy in the coronary vascular system. Due to the materials used, it is also more easily visualized under angiography than our earlier LLD products.
Our Clinical Trials

Current Clinical Trials
          We have recently initiated two feasibility trials and a post-market study relating to PAD, and we have completed enrollment in a clinical registry for a laser-based treatment of acute myocardial infarction (AMI), or heart attack.

PAD. We have recently initiated two feasibility clinical trials using our laser technology in below-the-knee lesions and acute limb ischemia which occurs due to a sudden blockage in the leg that, if left untreated, may require amputation. We have initiated a post-market study measuring the lumen size created by our recently launched 2.5 Turbo catheter. We plan to complete these projects in 2006 and depending on the clinical data, may initiate larger clinical trials. Further, we have received conditional FDA approval to begin our CLiRpath Excimer Laser System to Enlarge Lumen Openings, or CELLO trial, a pivotal IDE clinical trial for our TURBO-Booster catheter in the treatment of larger diameter arteries within the legs. We expect to receive final FDA approval to begin our CELLO trial in the second quarter of 2006, at which point we intend to initiate a patient registry of approximately 100 patients at multiple centers in the United States and Europe. The objective of the CELLO trial is to demonstrate atherectomy in the larger diameter superficial femoral artery. Clinical data from the registry will be used to seek FDA 510(k) clearance for the device. However, we cannot assure you that this FDA clearance will be received when anticipated or at all.

AMI. We are currently conducting a prospective registry at up to 20 sites in the United States and Europe that has enrolled 80 patients. The Extended Flow in Acute Myocardial Infarction patients after Laser Intervention trial, or Extended FAMILI trial, is a feasibility trial to rapidly restore blood flow in patients who have had a heart attack. This trial will benchmark quantitative endpoints common in other AMI trials, such as myocardial blush scores and ST-segment resolution, which is a measurement of heart muscle recovery following restoration of bloodflow to the heart after a heart attack, for a subset of patients. The trial includes 30-day and six-month clinical follow-up. Enrollment in the trial was completed during the first half of 2005. We expect to complete the six-month follow-up and data analysis in 2006.

CTOs. Our Superwire catheter is a 0.014” catheter designed to combine the handling characteristics of a guidewire with laser energy at the tip of the device. In 2006, we plan to seek FDA approval to initiate our pivotal IDE clinical trial for our Superwire catheter to address coronary CTOs not crossable by a guidewire.

Historical Clinical Trials
          Initial FDA approval for use of our excimer laser for coronary indications was based on the results of the Percutaneous Excimer Laser Coronary Angioplasty Study, which evaluated a registry of laser usage in blocked coronary arteries. Of note, we achieved our goal of the registry in that there was no difference in success rate or complications for long lesions, total occlusions crossable with a guidewire, saphenous vein grafts and aorto-ostial lesions, suggesting that complex lesions could be safely and effectively treated with excimer laser coronary atherectomy.
          FDA clearance for use of our CVX-300 laser for the treatment of CTOs in the leg that are not crossable with a guidewire was based on the LACI trial, which deals with multi-vessel PAD in patients presenting with CLI. The LACI trial enrolled 145 patients at 15 domestic and several European sites. The purpose of the study was to evaluate the effectiveness of laser-assisted PCI for CLI patients who were poor candidates for surgical revascularization, and, as a result, at a higher risk for amputation. The primary endpoint was limb salvage for a six-month follow-up period. Data from the trial indicated a 93% success rate as compared with 87% in the historical control group of 789 patients treated with a variety of standard therapies, including bypass surgery. There were no statistical differences in serious adverse events between the LACI group and the historical control group. Although the clinical trial endpoints were achieved, the advisory panel recommended non-approval in October 2003, citing concerns over the non-randomized nature of the trial, use of a historical control group, and the inability to distinguish the specific benefit of laser treatment, since it was used adjunctively with balloons and stents. The FDA, which generally follows the advisory panel’s recommendation, issued a non-approval letter following the panel meeting. Based on input at the advisory panel meeting and subsequent discussions with the FDA, we elected to pursue 510(k) clearance to market our products to patients who have total occlusions that are not crossable with a guidewire, which is a subset of the LACI data. On January 14, 2004, we submitted data on 47 patients that showed a 95% limb salvage rate among the surviving patients six months after the procedure. The data consisted of 28 patients from the LACI trial supplemented with an additional 19 patients treated at two other sites that were not part of the original LACI trial, but followed the LACI trial protocol. There was no difference in serious adverse events as compared with the entire set of patients treated in the LACI trial. We received 510(k) clearance from the FDA on April 29, 2004.
          The Peripheral Excimer Laser Angioplasty, or PELA, trial enrolled 250 patients in a randomized trial comparing excimer laser treatment followed with balloon angioplasty to balloon angioplasty alone. The trial was designed to test the safety and efficacy of treating total occlusions of at least 10 cm in length within the superficial femoral artery. The trial was designed to determine if the laser group was superior to the balloon only group. The clinical results showed equivalence in most study endpoints, including the primary endpoint, which was primary patency (the degree in which the artery is open) as measured by a less than 50% diameter stenosis (blockage) at one year by ultrasound with no reintervention. The largest catheters used in the trial were 2.5 mm in diameter as compared to artery sizes treated in excess of 6.0 mm in diameter. We believe that the low catheter diameter in relation to artery diameter adversely affected results. We have recently received 510(k) clearance for our 2.5 Turbo catheter and following final FDA approval to begin our CELLO trial, we will evaluate our TURBO-Booster catheter for opportunities to treat the large diameter superficial femoral artery.
          With respect to our cardiac lead removal products, the Pacemaker Lead Extraction with the Exciser Sheath, or PLEXES, clinical trial was completed in October 1996 and demonstrated that use of our SLS increased the complete lead removal success rate to 94% as compared with 64% for mechanical lead removal techniques. This was a randomized trial that enrolled more than 750 patients. A more recent study completed in 1999 and published in December 2000 in the Journal of Interventional Cardiac Electrophysiology reported that using both our SLS and LLD increased our success rate to 98%.
Strategic Alliance
          In 2004, we entered into a series of agreements with ELANA BV, a private company based in the Netherlands, which provides for us to supply laser systems and to develop and supply catheters to ELANA BV pursuant to their design requirements. A cross-licensing arrangement of selected intellectual property rights of Spectranetics and ELANA BV is also a part of the agreements. The products subject to these agreements are marketed by ELANA BV in Europe for use primarily in neurovascular bypass surgery.
          Excimer Laser-Assisted Non-occlusive Anastomosis, or ELANA, is the only known surgical technique that enables surgeons to create a bypass without occluding the recipient vessel, ensuring continued blood supply during an operation. To make the anastomosis, which is the connection for the bypass graft, a platinum implant is attached onto the outside wall of the recipient vessel. The end of the bypass graft is stitched to the wall of the recipient vessel, using the implant as a guide. A specialized laser catheter is inserted through the bypass graft to the wall of the recipient vessel. Laser ablation is used to create a hole in the artery wall and the laser catheter removes the disc, enabling blood flow to the recipient vessel. Revenue derived from the agreements was $100,000 or less for the years ended December 31, 2005 and 2004.
Sales and Marketing
          Our sales goals are to increase the use of laser catheters and other disposable devices and to increase the installed base of our laser systems. We seek to educate and train physicians and institutions regarding the safety, efficacy, ease of use and growing number of applications addressed by our excimer laser technology through published studies of clinical applications and our various training initiatives. By leveraging the success of existing product applications, we hope to promote the use of our technology in new applications.
          Providing customers with answers about the cost of acquisition, use of the laser, types of lesions addressable by our excimer laser system and reimbursement codes is critical to the education process. Through the following marketing and distribution strategy, both in the United States and internationally, we believe that we are well positioned to capitalize not only on our core competency of our excimer laser technology in peripheral and coronary atherectomy, but also in lead extraction and in other new areas of development for excimer laser technology in the cardiovascular system.

Domestic Operations
          According to a 2001 report by the Society of Cardiovascular Angiography and Interventions, there were over 2,100 cardiac catheterization laboratories operating in the United States in 2001. Our goal is to expand our customer base by continuing to focus our sales efforts on the 1,000 hospitals with cardiac catheter labs that we believe perform the highest volume of interventional procedures, as well as on stand-alone peripheral intervention practices. Our United States sales and marketing organization consists of marketing managers, district sales managers, clinical sales representatives, and clinical specialists.

          Sales Organization Expansion. Our internal sales organization has grown from 36 employees at December 31, 2004 to 55 and 67 at December 31, 2005 and March 31, 2006, respectively. We expect to have approximately 75 to 80 employees in our sales organization by the end of 2006. As of March 31, 2006 our 67 field sales employees consisted of seven district sales managers, 44 sales representatives with revenue quotas and 16 clinical specialists. The roles of each member of the sales team are outlined below:
          District Sales Managers are responsible for the overall management of a district, including sales of lasers and disposable products. They are directly responsible for the performance of the sales representatives in their district.
          Sales Representatives primarily assist in training our customers and establishing relationships with physicians for the purpose of expanding their use of our laser devices within the accounts in their territory. Those sales representatives who generate sufficient revenue within their territory have a clinical specialist supporting them in achieving their revenue objectives.
          Clinical Specialists support the sales representatives by attending cases, assisting in catheter and laser parameter selection, and helping ensure proper protocol and technique are used by physicians. Most of our clinical specialists have extensive prior experience working at cardiac catheter labs in hospitals.
          Master Summit Training Sessions. We seek to grow our revenue through increased sales of our higher margin disposable products to our existing installed base through training of additional physicians at our Master Summit training sessions. At these sessions, physicians observe live case demonstrations and educational presentations regarding the use of our excimer laser system. We believe that through hosting these sessions, we can accelerate physician training and enhance awareness of our products. In 2005, we experienced increases in utilization of our disposable devices by many of the approximately 140 physicians who attended one of the seven Master Summits we held that year. From January 1, 2006 through April 7, 2006, we held three Master Summits at which we trained a total of approximately 150 physicians.
          As of March 31, 2006, our field team in the United States also included 12 service engineers who are responsible for installation of each laser and participation in the training program at each site. We provide a one-year warranty on laser sales, which includes parts, labor and replacement gas. Upon expiration of the warranty period, we offer service to our customers under annual service contracts or on a fee-for-service basis.
          We are focused on expanding our product line and developing an appropriate infrastructure to support sales growth, and we have increased our sales and marketing capabilities over the last few years through the addition of personnel to our sales organization. Since the use of excimer laser technology is highly specialized, our marketing managers and direct sales team must have extensive knowledge about the use of our products and the various physician groups we serve. Our marketing activities are designed to support our direct sales team and include advertising and product publicity in trade journals, newsletters, continuing education programs, and attendance at trade shows and professional association meetings. We currently have five marketing managers, which include product managers and associate product managers who are responsible for global marketing activities for each of our target markets.

International Operations
          We market and sell our products in Europe, the Middle East and Russia through Spectranetics International, B.V., a wholly-owned subsidiary, as well as through distributors.
          During 2005, we primarily utilized distributors throughout Europe and the Middle East with the exception of France, the Netherlands and Belgium, where we utilized a direct sales force. In 2005, Spectranetics International, B.V. revenue totaled $4,408,000, or 10% of our revenue compared with $3,288,000, or 9% of our revenue in 2004. On January 1, 2006, we commenced the marketing of our products directly to our German customers through our European sales and clinical organization, following the expiration of the agreement with our German distributor on December 31, 2005.

          In addition to the operations of Spectranetics International, B.V., we conduct international business in Japan and other selected countries in the Pacific Rim through distributors. We market and sell our products in Canada through our U.S. direct sales organization. In 2005, revenue from these foreign operations totaled $1,476,000, or 3% of our revenue compared with $614,000 or 2% of our revenue in 2004. In conjunction with our Japanese distributor, we have regulatory approval from the Japanese Ministry of Health and Welfare (MHW) to market our laser and various sizes of certain of our coronary catheters in Japan. We have submitted our application for reimbursement approval for these products in Japan from MHW. We do not expect our sales in Japan to increase unless and until reimbursement approval is attained. We are working with our current distributor, DVx Japan, to secure reimbursement approval in Japan, but we cannot assure you that our revenue in Japan will in fact increase if reimbursement approval is received. In addition, we are in various stages of the submission process to obtain regulatory approval in Japan for some of our newer products. Foreign sales may be subject to certain risks, including export/import licenses, tariffs, foreign exchange rate fluctuations, other trade regulations and foreign medical regulations and reimbursement. Tariff and trade policies, domestic and foreign tax and economic policies, exchange rate fluctuations and international monetary conditions have not significantly affected our business to date.
Competition
          The industry in which we compete is highly competitive. Our primary competitors are manufacturers of products used in competing therapies within the peripheral and coronary atherectomy markets, such as:

•	atherectomy and thrombectomy, using mechanical methods to remove arterial blockages (peripheral and coronary);

•	balloon angioplasty and stents (peripheral);

•	bypass surgery (peripheral and coronary); and

•	amputation (peripheral).
          Although balloon angioplasty and stents are used extensively in the coronary vascular system, we do not compete directly with these products. Rather, our laser technology is used as an adjunctive treatment to balloon angioplasty and stents in complex coronary procedures.
          Almost all of our competitors have substantially greater financial, manufacturing, marketing and technical resources than we do. Larger competitors have a broader product line, which enables them to offer customers bundled purchase contracts and quantity discounts, and more experience than we have in research and development, marketing, manufacturing, preclinical testing, conducting clinical trials, obtaining FDA and foreign regulatory approvals and marketing approved products. Our competitors may discover technologies and techniques, or enter into partnerships with collaborators, in order to develop competing products that are more effective or less costly than the products we develop. This may render our technology or products obsolete and noncompetitive. Academic institutions, government agencies, and other public and private research organizations may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors. As a result, our competitors may be better equipped than we are to develop, manufacture, market and sell competing products. We expect competition to intensify.
          We believe that primary competitive factors in the interventional cardiology market include:

•	the ability to treat a variety of lesions safely and effectively as demonstrated by credible clinical data;

•	the impact of managed care practices, related reimbursement to the healthcare provider, and procedure costs;

•	ease of use;

•	size and effectiveness of sales forces; and

•	research and development capabilities.

          Manufacturers of atherectomy or thrombectomy devices include SCIMED Life Systems, Inc. (a subsidiary of Boston Scientific Corporation), Guidant Corporation (a subsidiary of Boston Scientific Corporation), Fox Hollow Technologies, Inc., Possis Medical, Inc. and Straub Medical AG. There are other potential competitors, such as Pathway Medical Technologies, Inc. and Cardiovascular Systems, Inc., that are currently seeking FDA clearance to market their mechanical atherectomy devices.
          We also compete with companies marketing lead extraction devices or removal methods, such as mechanical sheaths. In the lead removal market, we compete in the United States with lead removal devices manufactured by Cook Vascular Inc. and we compete in Europe with lead removal devices manufactured by VascoMed.
Manufacturing
          We assemble and test substantially all of our product line and have vertically integrated a number of manufacturing processes in an effort to provide increased quality and reliability of the components used in the production process. Many of our manufacturing processes are proprietary. We believe that our level of manufacturing integration allows us to better control costs, quality and process advancements, to accelerate new product development cycle time, to provide greater design flexibility and to scale manufacturing, should market demand increase.
          Our manufacturing facilities are subject to periodic inspections by federal and state and other regulatory authorities, including QSR compliance inspections by the FDA and TÜV, which is a private company authorized by European medical agencies to assess and certify compliance with regulatory requirements. We have undergone nine inspections by the FDA for QSR compliance since 1990, and TÜV has conducted an inspection each year since 1993. Each inspection resulted in a limited number of noted observations, to which we believe we have provided adequate responses.
          We purchase certain components of our CVX-300 laser unit from several sole source suppliers. In addition, raw materials, components and subassemblies used in our disposable devices are purchased from outside suppliers and are generally readily available from multiple sources. We do not have guaranteed commitments from any of these suppliers, as we order products through purchase orders placed with these suppliers from time to time. While we believe we could obtain replacement components from alternative suppliers, we may be unable to do so. The loss of any of these suppliers could result in a disruption in our production. In addition, we may encounter difficulties in scaling up production of laser units and disposable devices and hiring and training additional qualified manufacturing personnel. Any of these difficulties could lead to quarterly fluctuations in operating results and adversely affect us.
Patents and Proprietary Rights
          We hold 40 issued U.S. patents and have rights to 19 additional U.S. patents under license agreements. We also hold five issued patents in each of France, Germany, Italy and Japan; four issued patents in the Netherlands; and one issued in each of Spain and the United Kingdom. Also, we hold 11 pending U.S. patent applications and five pending foreign patent applications. Our patents cover the connection (coupler) between our laser catheters and the laser unit, general features of the laser system, the use of the laser and our catheters together, and specific design features of our catheters.
          Two of our licensed patents, relating to a laser method for severing or removing blockages within the body, expired in August and November 2005, respectively, and another of our licensed patents relating to the use of a laser in a body lumen will expire in July 2006. In addition, certain of the coupler patents and system patents expire in 2010 and we are currently exploring new technology and design changes that may extend the patent protection for the coupler and system patents; however, we cannot assure you that we will be successful in doing so.
          Any patents for which we have applied may not be granted. Our patents may not be sufficiently broad to protect our technology or to provide us with any competitive advantage. Our patents could be challenged as invalid or circumvented by competitors. In addition, we have limited patent protection in foreign countries, and the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We could be adversely affected if any of our licensors terminates our licenses to use patented technology.
          It is our policy to require our employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions developed by the individual shall be our exclusive property, other than inventions unrelated to our business and developed entirely on the employee’s own time. There can be no assurance that these agreements will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.
          We also rely on trade secrets and unpatented know-how to protect our proprietary technology and may be vulnerable to competitors who attempt to copy our products or gain access to our trade secrets and know-how.
          We are party to several non-exclusive license agreements pursuant to which we license patents covering basic areas of laser technology and pay a royalty. We also pay a royalty under exclusive license agreements for patents covering laser-assisted lead removal and certain aspects of excimer laser technology in our products. In addition, we acquired an exclusive license for a proprietary catheter coating under which we pay a royalty.
          We are party to a patent license agreement dated February 28, 1997 with Medtronic, Inc. pursuant to which Medtronic has granted us a worldwide exclusive license to commercialize products using certain Medtronic patents and technology. The license agreement expires on the date of expiration of the last licensed patent unless terminated earlier as a result of breach, insolvency, or our failure to perform for more than 180 days within any 12-month period due to force majeure. We pay Medtronic royalties as a specified percentage of net sales of products using the licensed Medtronic patents. For fiscal 2005, we paid royalties of approximately $100,000 to Medtronic under this license agreement.
          We are party to an amended vascular laser angioplasty catheter license agreement with SurModics pursuant to which SurModics has granted us a worldwide exclusive license to use a lubricious coating that is applied to our products using certain SurModics patents. We pay SurModics royalties as a specified percentage of net sales of products using their patents or a quarterly minimum royalty. The license agreement expires on the later of the date of expiration of the last licensed patent or the fifteenth anniversary of the date a licensed product is first sold unless terminated earlier (1) by either party if the other party is involved with insolvency, dissolution or bankruptcy proceedings, (2) by us upon 90 days’ advance written notice, or (3) by SurModics upon 60 days’ advance written notice if we have failed to perform our obligations under the agreement and have not cured such breach during such 60-day period, or if the amount of royalties we pay SurModics is not greater than specified levels. For fiscal 2005, we paid royalties of approximately $157,000 to SurModics under this license agreement.
          Litigation concerning patents and proprietary rights is time-consuming, expensive, unpredictable and could divert the efforts of our management. An adverse ruling could subject us to significant liability, require us to seek licenses and restrict our ability to manufacture and sell our products. We are and have in the past been a party to legal proceedings involving our intellectual property and may be a party to future proceedings. See “Risk Factors” and “Legal Proceedings.”
Research and Development
          From inception through 1988, our primary emphasis in research and development was on the CVX-300 laser unit. Since 1988, our research and development efforts have focused on refinement of the CVX-300 laser unit, as well as on development of disposable catheter devices to address a broad range of cardiovascular applications. In 2005, we created dedicated product development and technology teams within our research and development organization to more effectively focus our resources on development of additional disposable devices addressing new disease indications and development of new technology, including visualization and our next-generation laser platform, respectively.
          Our team of research scientists, engineers and technicians performs substantially all of our research and development activities. Our research and development expense, which also includes clinical studies and regulatory costs, totaled $4,896,000 in 2005, $3,798,000 in 2004, and $2,713,000 in 2003. We expect these costs to increase in 2006 as we advance clinical research focused on PAD and AMI combined with increased product development activities and development of new technologies.
Third-Party Reimbursement
          Our CVX-300 laser unit and related disposable devices are generally purchased by hospitals and stand-alone peripheral intervention practices, which then bill various third party payers for the healthcare services provided to their patients. These payers include Medicare, Medicaid and private insurance payers. Most public and private insurance payers base their coverage and payment systems upon the Medicare Program. Medicare coverage policies and payment rates depend on the setting in which the services are performed. For inpatient hospital services, hospitals generally are reimbursed for inpatient operating costs under the hospital inpatient prospective payment system, or IPPS. Payment under IPPS is determined by the patient’s condition and other patient data and procedures performed during the inpatient stay, which are classified into a Diagnosis-Related Group, or DRG. IPPS payment amounts, therefore, do not necessarily reflect the actual cost of the medical device used or the services provided. Hospitals performing inpatient procedures using our technology are paid the applicable DRG payment rate for the inpatient stay. For outpatient hospital services, payments also are made under a prospective payment system — the hospital outpatient prospective payment system, or OPPS. OPPS payments are based on Ambulatory Payment Classifications, or APCs, under which each procedure is categorized. Most procedures are assigned to APCs with other procedures that are comparable clinically and in terms of resources. In addition to payments made to hospitals for procedures using our technology, CMS makes separate payments to physicians for their professional services. Payments to physicians are made under the national Medicare Physicians Fee Schedule. Procedure costs and payment rates vary depending on the complexity of the procedure, various patient factors and geographical location. Private payers have, in the past, provided limited coverage for certain laser treatments and procedures, and they may institute new policies that negatively impact reimbursement levels or coverage of our products.
          At present, we believe that many of our customers using our CVX-300 laser unit for laser atherectomy are obtaining reimbursement for hospital services under atherectomy billing and reimbursement codes. We believe that lead removal procedures using the SLS and LLD are typically reimbursed using the same codes for non-laser lead removal or lead removal and replacement. Hospital outpatient and physician services billing and reimbursement codes differentiate atherectomy procedures from PCI procedures utilizing only balloons or only balloons and stents. We cannot provide assurances that the billing codes currently available will continue to be recognized by third-party payers for use by our customers.
          Most third-party payers currently cover and reimburse for procedures using our products. At least two private payers have determined that some procedures in which our technology is used should not be covered. While we believe that a laser atherectomy procedure offers a less costly alternative for the treatment of certain types of cardiovascular disease, we cannot assure you that the procedure will receive adequate coverage and reimbursement and will be viewed as cost-effective under future coverage and reimbursement guidelines or other healthcare payment systems, especially when used adjunctively with other therapies, such as balloons and stents.

Government Regulation

Overview of Medical Device Regulation
          Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA. FDA regulations govern, among other things, the following activities that we will perform:

•	product development;

•	product testing;

•	product labeling;

•	product storage;

•	premarket clearance or approval;

•	advertising and promotion;

•	product sales and distribution; and

•	post-market safety reporting.
          To be commercially distributed in the United States, medical devices must receive either 510(k) clearance or PMA prior to marketing from the FDA pursuant to the FDCA. Devices deemed to pose relatively less risk are placed in either Class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or a preamendment Class III device for which the FDA has not yet called for submission of PMA applications are placed in Class III requiring PMA.
          510(k) Clearance Pathway. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k) cleared device or a device that was in commercial distribution before May 28, 1976. The FDA’s 510(k) clearance pathway usually takes from four to 12 months, but it can last longer.
          After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA is obtained.
          PMA Pathway. A product not eligible for 510(k) clearance must follow the PMA pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA pathway is much more costly, lengthy and uncertain. It generally takes from one to three years, but may take longer.
          A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with QSR requirements, which impose elaborate testing, control, documentation and other quality assurance procedures.
          Upon submission, the FDA determines if the PMA application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application, which typically takes one to three years, but may take longer. The review time is often significantly extended as a result of the FDA asking for more information or clarification of information already provided. The FDA also may respond with a “not approvable” determination based on deficiencies in the application and require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years. During the review period, an FDA advisory committee, typically a panel of clinicians, likely will be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. Although the FDA is not bound by the advisory panel decision, the panel’s recommendation is important to the FDA’s overall decision making process.
          If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an “approvable letter” requiring the applicant’s agreement to specific conditions (e.g., changes in labeling) or specific additional information (e.g., submission of final labeling) in order to secure final approval of the PMA application. Once the approvable letter is satisfied, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA can include postapproval conditions that the FDA believes are necessary to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in enforcement action, which could have material adverse consequences, including the loss or withdrawal of the approval.
          Even after a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.
          Clinical Trials. A clinical trial is almost always required to support a PMA application and is sometimes required for a premarket notification. In some cases, one or more smaller IDE studies may precede a pivotal clinical trial intended to demonstrate the safety and efficacy of the investigational device.
          All clinical studies of investigational devices must be conducted in compliance with FDA’s requirements. If an investigational device could pose a significant risk to patients (as defined in the regulations), the FDA must approve an IDE application prior to initiation of investigational use. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. FDA typically grants IDE approval for a specified number of patients to be treated at specified study centers. A nonsignificant risk device does not require FDA approval of an IDE. Both significant risk and nonsignificant risk investigational devices require approval from institutional review boards, or IRBs, at the study centers where the device will be used.
          During the study, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. The IDE requirements apply to all investigational devices, whether considered significant or nonsignificant risk. Prior to granting PMA, the FDA typically inspects the records relating to the conduct of the study and the clinical data supporting the PMA application for compliance with IDE requirements.
          Although the QSR does not fully apply to investigational devices, the requirement for controls on design and development does apply. The sponsor also must manufacture the investigational device in conformity with the quality controls described in the IDE application and any conditions of IDE approval that FDA may impose with respect to manufacturing.
          Postmarket. After a device is placed on the market, numerous regulatory requirements apply. These include: the QSR, labeling regulations, the FDA’s general prohibition against promoting products for unapproved or “off-label” uses, the Medical Device Reporting regulation (which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur), and the Reports of Corrections and Removals regulation (which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA).
          The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or PMA of new products;

•	withdrawing 510(k) clearance or PMAs already granted; and

•	criminal prosecution.
          We cannot assure that the FDA will approve our current or future PMA applications or supplements or 510(k) applications on a timely basis or at all. The absence of such approvals could have a material adverse impact on our ability to generate future revenue.
          Labeling and promotional activities are also subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses.
          International sales of our products are subject to foreign regulations, including health and medical safety regulations. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements, and import restrictions on devices. Exports of products that have been approved by the FDA do not require FDA authorization for export. However, foreign countries often require a FDA Certificate to Foreign Government verifying that the product complies with FDCA requirements. To obtain a Certificate to Foreign Government, the device manufacturer must certify to the FDA that the product has been granted approval in the United States and that the manufacturer and the exported products are in substantial compliance with the FDCA and all applicable or pertinent regulations. The FDA may refuse to issue a Certificate to Foreign Government if significant outstanding QSR violations exist.
          With respect to our international operations, in November 1994, we received ISO 9001 certification from TÜV, which allows us to market our products in the European Community within compliance of the manufacturing quality regulations. In addition, we received CMDCAS (Canadian) certification by TÜV during January 2002. We have received CE (Communauté Européene) mark registration for all of our current products. The CE mark indicates that a product is certified for sale throughout the European Union and that the manufacturer of the product complies with applicable safety and quality standards.
          We are subject to certain federal, state and local regulations regarding environmental protection and hazardous substance controls, among others. To date, compliance with such environmental regulations has not had a material effect on our capital expenditures or competitive position.
Product Liability and Insurance
          Our business entails the risk of product liability claims. We maintain product liability insurance in the amount of $5 million per occurrence with an annual aggregate maximum of $5 million. We cannot assure, however, that product liability claims will not exceed such insurance coverage limits or that such insurance coverage limits will continue to be available on acceptable terms, or at all.

Legal Proceedings
Kenneth Fox
          We are the defendant in a lawsuit brought in the District Court of Utrecht, the Netherlands by Kenneth Fox. Mr. Fox is an inventor named on patents licensed to Spectranetics under a license agreement assigned to Interlase LP. In this action, Mr. Fox claims an interest in royalties payable under the license and seeks alleged back royalties of approximately $2.2 million. However, in an interpleader action, the United States District Court for the Eastern District of Virginia, Alexandria Division, has already decided that any royalties owing under the license should be paid to a Special Receiver for Interlase. We have made all such payments. The United States District Court has also held Mr. Fox in contempt of the Court’s permanent injunction that bars him from filing actions like the pending action in the Netherlands, and the Court has ordered Mr. Fox to dismiss the Dutch action and to pay our costs and expenses. Mr. Fox has not yet complied with the United States District Court’s contempt order. Spectranetics intends to vigorously defend the Dutch action, and its request for dismissal is pending in the Utrecht District Court.
Rentrop
          In July, 2003, we filed a complaint in the United States District Court for the District of Colorado against Dr. Peter Rentrop, which we amended in September 2003, seeking declaratory relief that (1) our products do not infringe any claims of Dr. Rentrop’s United States Patent No. 6,440,125 (the “’125 patent”); (2) the claims of the ’125 patent are invalid and unenforceable; and (3) in the event that the Court finds that the claims of the patent to be valid and enforceable, that we are, through our employees, a joint owner of any invention claimed in the ’125 patent. We also brought claims against Dr. Rentrop for damages based upon Dr. Rentrop’s (1) misappropriation of our trade secrets; (2) breach of the parties’ confidentiality agreement; and (3) wrongful taking of our confidential and proprietary information.
          On January 6, 2004, the United States Patent and Trademark Office issued to Dr. Rentrop a continuation patent to the ’125 patent, United States Patent No. 6,673,064 (the “’064 patent”). On the same day, Dr. Rentrop filed in the United States District Court for the Southern District of New York, a complaint for patent infringement against us, under the ’064 patent (the “New York case”).
          On January 26, 2004, the Court in Colorado granted Dr. Rentrop’s Motion to Dismiss the Amended Complaint on the basis that the Court lacked personal jurisdiction over Dr. Rentrop, a resident of New York. We decided to forgo appealing that decision; thus, there no longer is any case pending in Colorado.
          On March 9, 2004, we filed our Answer, Affirmative Defenses and Counterclaims against Dr. Rentrop in the New York case. Our claim is that, in connection with consultation services provided to Spectranetics by Dr. Rentrop, we provided Dr. Rentrop with confidential and proprietary information concerning certain of our laser catheter technology. We claim that rather than keeping such information confidential as required by agreement with us, Dr. Rentrop used the information to file patent applications associated with the ’125 patent and ’064 patent, which incorporate and claim inventions to which our personnel contributed significantly and materially, if not exclusively, thus entitling our personnel to designation at least as co-inventors. We are also seeking declaratory judgments of non-infringement, invalidity and unenforceability of the patents-in-suit, and have alleged counterclaims against Dr. Rentrop for breach of confidentiality agreement, misappropriation of trade secrets, and conversion. The discovery phase of this case is complete.
          In September 2005, a hearing was held by the judge in this case. After explaining that he could not guarantee a court date within the next year due to the full legal docket in the federal district court in New York, he strongly encouraged that we and Dr. Rentrop agree to mediation. Both parties agreed and mediation hearings occurred in February 2006, with no settlement reached, and the case will go back to the federal district court in New York.

Cardiomedica
          We have been involved in a dispute with Cardiomedica S.p.A., an Italian company, over the existence of a distribution agreement between us and Cardiomedica. Cardiomedica originally filed the suit in July 1999, and the lower court’s judgment was rendered on April 3, 2002. In June 2004, the Court of Appeal of Amsterdam affirmed the lower court’s opinion that an exclusive distributor agreement for the Italian market was entered into between the parties for the three-year period ending December 31, 2001, and that Cardiomedica may exercise its right to compensation from Spectranetics International B.V. for its loss of profits during such three-year period. The appellate court awarded Cardiomedica the costs of the appeal, which approximated $20,000, and has referred the case back to the lower court for determination of the loss of profits. Cardiomedica asserts lost profits of approximately 1.4 million euros which is based on their estimate of potential profits during the three-year period. Spectranetics International B.V. estimates that the lost profits to Cardiomedica for the period, plus estimated interest and awarded court costs, totaled $273,000 for the three-year period, and such amount is included in accrued liabilities at December 31, 2005. We intend to vigorously defend the calculation of lost profits.
Edwards Lifesciences
          During August 2004, Edwards Lifesciences Corporation, one of our licensors initiated arbitration proceedings involving a disagreement over royalties paid to them since the inception of a license agreement in October 2000. The disagreement centered on the treatment of certain service-based revenue, including repair and maintenance, and physician and clinical training services. We believed these were beyond the scope of the license agreement.
          Arbitration proceedings were held during 2005 regarding this matter. In July 2005, the arbitrator ruled that we were required to pay royalties on certain service-based revenue. In September 2005, we received further clarification of the arbitrator’s ruling and as a result recorded an additional loss provision of $280,000 in the third quarter of 2005. In December 2005, the arbitrator awarded Edwards $387,000 in interest on the settlement, for which we recorded a provision during the fourth quarter of 2005. At December 31, 2005, we accrued costs of $2,905,000 associated with the resolution of this matter based on the arbitrator’s awards, including the interest amount discussed above. In January 2006, we remitted a payment of $2,905,000 to Edwards which closes this matter.
KRAUTH
          On December 31, 2005, our agreement with KRAUTH medical KG (“KRAUTH”) expired. The agreement set forth the terms by which KRAUTH would be the exclusive distributor of our products within Germany. Prior to the expiration of the agreement, we were in negotiations with KRAUTH to continue our business relationship on a modified basis; however, no agreement was reached. In February 2006, KRAUTH filed a lawsuit in the District Court of Hamburg, Germany. The lawsuit is seeking goodwill compensation of 643,159 euros plus interest in the amount of eight percentage points above the base interest rate pursuant to Section 247 of the German Civil Code calculated as of January 26, 2006. We disagree both on the merits of the claim and with the assumptions used to calculate KRAUTH’s alleged goodwill compensation. We have accrued $75,000 in our financial statements at December 31, 2005. We intend to vigorously defend our position in this matter.
Blaha
          On March 8, 2006, Robert Blaha and Terence Blaha filed a product liability/ wrongful death action in the Arizona Superior Court (Maricopa County) naming us as a defendant in our role as the manufacturer and seller of a laser catheter product used in a medical procedure during which a patient died. The plaintiffs’ complaint did not specify the amount of damages. We believe that we have meritorious defenses against this complaint, and we intend to vigorously defend our position in this matter.

Other
          We are involved in other legal proceedings in the normal course of business and do not expect them to have a material adverse effect on our business.
Properties
          Our domestic operations are located in three buildings in Colorado Springs, Colorado. These facilities contain approximately 35,000 square feet of manufacturing space and approximately 22,000 square feet devoted to marketing, research and administrative activities. Two of these facilities are leased and have lease expiration dates through December 31, 2010 and April 30, 2006, respectively. We purchased for cash consideration the third facility, which was previously under lease, on March 29, 2005 for $1,350,000.
          Spectranetics International B.V. leases 3,337 square feet in Leusden, the Netherlands. The facility houses our operations for the marketing and distribution of products in Europe, and the lease expires June 30, 2008.
          We believe these facilities are adequate to meet our manufacturing requirements for the foreseeable future.
Employees
          As of December 31, 2005, we had 208 full time employees, including 20 in research and development and clinical and regulatory affairs, 75 in manufacturing and quality assurance, 103 in marketing, sales, field service and administration in the United States and 10 in marketing, sales and administration in Europe. None of our employees is covered by a collective bargaining agreement. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. We believe that our relationship with our employees is good.

MANAGEMENT
          The following table lists our directors and executive officers.

Name	Age	Office

David G. Blackburn	67	Director
Cornelius C. Bond, Jr.	72	Director
R. John Fletcher	60	Director
Emile J. Geisenheimer	58	Chairman of the Board of Directors
Martin T. Hart	70	Director
Joseph M. Ruggio, M.D.	51	Director
John G. Schulte	57	President and Chief Executive Officer, Director
Craig M. Walker, M.D.	52	Director
Jonathan W. McGuire	43	Chief Operating Officer
Guy A. Childs	40	Vice President, Chief Financial Officer
Adrian E. Elfe	61	Vice President, Quality Assurance and Regulatory Affairs
Kelly W. Elliott	44	Vice President, Clinical Affairs
Lawrence E. Martel, Jr.	55	Vice President, Operations
Stephen D. Okland, Jr.	42	Vice President, Sales
          David G. Blackburn has served on our board of directors since December 2003. Mr. Blackburn has been a consultant since January 2001 with TRG Cardiovascular, a firm specializing in the development of joint venture opportunities including heart hospitals and diagnostic centers. From 1995 to 2001, Mr. Blackburn was president of Arkansas Heart Hospital, an investor-owned hospital specializing in the diagnosis and treatment of heart disease. Prior to that, he served as a senior executive of several hospitals.
          Cornelius C. Bond, Jr. has served on our board of directors since June 1994. He served as a member of the board of directors for Advanced Interventional Systems, Inc. (LAIS) from 1986 until June 1994, when LAIS merged with us. He is a retired general partner of New Enterprise Associates, a large national venture capital firm, having become a general partner in 1982. He also serves as a board member for several privately held companies.
          R. John Fletcher has served on our board of directors since March 2002. Mr. Fletcher is currently Chief Executive Officer of Fletcher Spaght, Inc. (FSI), a strategy consulting organization, which he founded in 1983, and Managing Director of Fletcher Spaght Ventures, a venture fund. Prior to FSI, Mr. Fletcher was a manager at the Boston Consulting Group. He has an MA in Finance from the Wharton School, University of Pennsylvania and an MBA from Southern Illinois University. Mr. Fletcher is a director of AutoImmune, Inc., a public biotechnology company developing orally-administered pharmaceutical products, Axrelis Technologies, a semiconductor equipment company, and Panacos Pharmaceuticals Inc., a biotechnology company focused on therapeutic solutions for infectious disease.
          Emile J. Geisenheimer has served on our board of directors since April 1990 and was appointed Chairman of the Board in June 1996. He was appointed as our Acting President and Chief Executive Officer in May 2002 and served in this role through January 2003. He has served as President of Madison Investment Partners, Inc., a private equity investment firm, since January 1995. Prior to forming Madison Investment Partners, he was general partner of Nazem and Company, a venture capital management firm, from November 1989 to January 1995.
          Martin T. Hart has served on our board of directors since December 2002. He has been a private investor for the past 33 years, during which time he served as an executive officer or board member of many of the companies in which he invested. Prior to that he was a managing partner of Main LaFrentz & Company, an international accounting firm that was eventually merged with KPMG LLP. Mr. Hart has served on the board of many public companies. He currently serves on the board and is a member of the audit committee for several public companies, including MassMutual Corporate Investors, an investment company,

MassMutual Participation Investors, an investment company, ValueClick, Inc., an internet media company, and Texas Roadhouse, Inc, a restaurant company.
          Joseph M. Ruggio, M.D. has served on our board of directors since February 1997. Dr. Ruggio is a practicing interventional cardiologist. Since June 1994, Dr. Ruggio has served as President and Chief Executive Officer of Pacific Cardiovascular Associates Medical Group, Inc., a large cardiovascular professional corporation. He also serves as Chairman and President of Via Vitae, a cardiovascular disease management company, which was founded in February 1996. Prior to that, Dr. Ruggio served as founder and Chairman of UltiMed, Inc., a cardiovascular medical services organization, which was founded in July 1995. From August 1985 to December 1995, Dr. Ruggio served as Chairman of the Department of Cardiology and Director of Invasive Interventional Cardiology for FHP, Inc. Dr. Ruggio serves on several committees of the American College of Cardiology as well as several medical advisory boards.
          John G. Schulte has served on our board of directors since August 1996. Mr. Schulte was appointed our President and Chief Executive Officer in January 2003. Mr. Schulte was formerly President and Chief Executive Officer of Consensus Pharmaceuticals, Inc., a privately held biotechnology company from October 2001 to January 2003. Mr. Schulte had been President and Chief Executive Officer of Somnus Medical Technologies, Inc., a medical device company specializing in the design, development, manufacturing and marketing of minimally invasive medical devices for the treatment of upper airway disorders, from November 1998 until its acquisition by Gyrus Group, PLC, a European medical device company, in October 2001. Previously, Mr. Schulte was President of the Surgical Products Division of Genzyme Corporation, a medical device company specializing in anti-adhesion products for general surgery and cardiovascular medical devices and instruments, from July 1997 to October 1998. From November 1996 to June 1997, he served as Senior Vice President and General Manager of the International and Peripheral Division of Target Therapeutics, Inc., a medical device company specializing in the treatment of vascular diseases of the brain, which was acquired by Boston Scientific Corporation in April 1997.
          Craig M. Walker, M.D. has served on our board of directors since December 2004. He is a practicing interventional cardiologist. Dr. Walker is the Founder, President, and Medical Director of the Cardiovascular Institute of the South, a position he has held since August 1983; Medical Director of the CIS Cardiovascular Fellowship Training Program; Associate Clinical Professor of Medicine of Tulane University School of Medicine; and Medical Director of the Cardiac Catheterization Laboratory at Terrebonne General Medical Center.
          Jonathan W. McGuire has served as our Chief Operating Officer since October 2005. Prior to joining us, Mr. McGuire held key positions over the past seven years at Guidant Corporation, most recently as General Manager of the Latin America division from March 2003 to August 2005. Prior to that, he held several marketing positions within Guidant’s Vascular Intervention Group, including General Manager — Puerto Rico and U.S.V.I. from March 2003 to March 2004, Director of U.S. Marketing from March 2002 to March 2003, Director of Global Marketing from May 2001 to March 2002 and Manager of Global Stent Marketing from April 1999 to May 2001.
          Guy A. Childs has served as our Vice President, Chief Financial Officer since January 2003. In May 2002, Mr. Childs was appointed Acting Chief Financial Officer, a position he also held from May 1999 to December 1999. Since joining us in September 1991, Mr. Childs has held various accounting and financial management positions, the most recent being Director of Finance, which he held from January 2000 to May 2002. Prior to joining us, Mr. Childs worked for the public accounting firm of Deloitte & Touche, LLP serving as a senior accountant on various audit engagements in the financial services, healthcare and manufacturing industries.
          Adrian E. Elfe has served as our Vice President, Quality Assurance and Regulatory Affairs since November 1996. He served as Director of Quality Assurance and Regulatory Compliance since first employed by us in April 1990. Prior to joining us, Mr. Elfe directed quality system planning and implementation for nine different companies.

          Kelly W. Elliott has served as our Vice President of Clinical Affairs since June 2005. From January 2004 to May 2005, she served as Senior Director, Clinical Applications Research and Training Development at Stereotaxis, Inc., where she was responsible for developing interventional clinical trial strategy, analyzing and evaluating interventional technology to determine key clinical indications, and designing, launching and overseeing studies to prove clinical value. From September 2002 to December 2003, Ms. Elliott managed all aspects of clinical field operations at IntraLuminal Therapeutics, Inc. in order to facilitate the peripheral and coronary clinical trials through to the FDA. She also has served as the Director of Clinical Research from July 2001 to September 2002 at Novoste Corporation where she was responsible for designing and managing multiple studies and building and managing the medical affairs department.
          Lawrence E. Martel, Jr. has served as our Vice President, Operations since August 1994 and served as Director of Operations since first employed by us in January 1993. Prior to that time, he served nine years as Vice President of Operations with Mountain Medical Equipment, Inc., a manufacturer of respiratory medical devices for use in the home healthcare and institutional health markets.
          Stephen D. Okland, Jr. has served as Vice President of Sales since February 2006. From May 2003 to January 2006, he served as Vice President of Sales and then Chief Operating Officer at Vasca, Inc., a private medical device company. From April 1991 to May 2003, Mr. Okland held various positions of increasing responsibility at Boston Scientific Corporation, most recently as Director of Sales and Marketing from January 2001 to May 2003.

DESCRIPTION OF CAPITAL STOCK
          The Company has authority to issue up to 65,000,000 shares of capital stock, consisting of 60,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2005, there were 26,250,924 shares of common stock issued and outstanding and there were no shares of preferred stock outstanding. However, our board of directors has authorized the issuance of a series of our preferred stock, initially consisting of 250,000 shares, designated as the Series A Junior Participating Preferred Stock, “Series A preferred stock”. The Series A preferred stock is issuable upon the exercise of rights issued under our stockholder rights plan. See “— Stockholder Rights Plan” below.
          The information appearing under this caption “Description of Capital Stock” supersedes and replaces the information appearing in the accompanying prospectus under the captions “Description of Common Stock” and “Description of Preferred Stock.”
Common Stock
          The holders of common stock are entitled to one vote per share on all matters to be voted on by common stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors at any meeting can elect all of the directors then standing for election if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.
          The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from assets legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock, including any shares of Series A preferred stock which may be outstanding. In the event of our liquidation, dissolution or winding up, upon payment of or provision for our liabilities and subject to the prior liquidation rights of any shares of preferred stock, including any shares of Series A preferred stock that may be outstanding, the holders of common stock are entitled to receive ratably and equally our remaining assets available for distribution. Holders of common stock as such have no preemptive or other subscription rights to acquire other shares of our capital stock, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.
Preferred Stock
          Our board of directors has the authority, without action by the stockholders, to provide for issuance of any or all shares of preferred stock in one or more series and to fix by resolution such voting powers, and such designations, preferences and relative, participating, optional or special rights, qualifications, limitations or restrictions as may be desired or any required by law, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spectranetics without further action by the stockholders.
          Our board of directors has designated a series of preferred stock, the Series A preferred stock, in connection with our stockholder rights plan. See “— Stockholder Rights Plan” below.
Delaware General Corporation Law Section 203
          We are subject to Section 203 of the Delaware General Corporation law, which in general and subject to exceptions, prohibits a publicly held Delaware corporation from engaging in a “business combination” (as defined in Section 203) with an “interested stockholder” (as defined in Section 203) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless certain conditions are met. Section 203 may discourage, delay or prevent an acquisition of our company even at a price investors may find attractive.
Classification of Board of Directors
          Our board of directors is divided into three classes, designated Class I, Class II and Class III, serving staggered terms of three years each. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual meeting, only directors of the class whose term is expiring are voted upon, and upon election each such director serves a three-year term. The classification of directors will make it more difficult to change the composition of our board of directors. At least two annual meetings of stockholders, instead of one, will be required to change a majority of our board of directors. The classification provisions could have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders.
          The board of directors may determine from time to time the size of the board of directors, but our certificate of incorporation provides that in no event can it determine to have a board consisting of less than four or more than eight directors. The size of the board is currently set at eight. If the number of directors is changed, any increase or decrease is apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class holds office for a term that coincides with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director holds office until the annual meeting in the year in which his term expires until his successor is elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.
Certain Other Anti-takeover Effects of Charter Provisions
          Our certificate of incorporation provides that special meetings of our stockholders may be called only by our board of directors. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting or a special meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting or a special meeting of stockholders.
Exculpation and Indemnification of Directors and Officers
          Our certificate of incorporation includes provisions to indemnify, or advance expenses to, our directors and officers to the fullest extent permitted by Delaware law for their involvement in any action, suit or proceeding, by reason of the fact that such person was serving as our director or officer. Our certificate of incorporation also includes provisions to eliminate the personal liability of our directors and officers to us and our stockholders to the fullest extent permitted by Delaware law. Under current Delaware law, such exculpation would extend to an officer’s or director’s breaches of fiduciary duty, except for (1) breaches of such person’s duty of loyalty, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) those instances where such person received an improper personal benefit as the result of such breach and (4) acts in violation of Section 174 of the Delaware General Corporation Law which prohibits unlawful payment of dividends or unlawful stock purchase or redemption. Our bylaws provide that we will indemnify our directors, officers, employees or agents against judgments, fines, amounts and reasonable expenses paid in the defense and settlement of any action, suit or proceeding, by reason of the fact that such person was serving as our director, officer, employee or agent.

Stockholder Rights Plan
          On May 6, 1996, the board of directors adopted a stockholder rights plan and declared a dividend distribution of one share purchase right (a “Right”) for each outstanding share of common stock, payable to holders of record on May 24, 1996 and on any shares thereafter issued before the earlier of the triggering or expiration of the Rights. Under certain conditions specified below, each Right may be exercised to purchase 1/100 of a share of Series A preferred stock at an exercise price of $25, subject to adjustment. The Rights are not presently exercisable and will only become exercisable if a person or group other than exempted parties acquires or commences a tender or exchange offer to acquire 15% or more of our outstanding common stock; provided that if (a) such acquisition of 15% or more of our outstanding common stock occurred pursuant to a cash tender offer pursuant to rules and regulations under the Securities Exchange Act of 1934 for all outstanding shares of our common stock, (b) our board of directors has determined that such offer is (i) at a price and on terms which are fair to stockholders and (ii) otherwise in the best interests of us and our stockholders, and (c) such acquisition was approved by a majority of our “continuing directors,” which is defined in general to include any director who is not a person acquiring 15% or more of our outstanding common stock or an affiliate of such person and was a member of our board of directors prior to any such person or group acquiring 15% or more of our outstanding common stock, or any other director whose nomination has been recommended or approved by a majority of such directors.
          If a person or group acquires 15% or more of our outstanding common stock, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock (or, in certain circumstances, our other assets) having a value equal to two times the exercise price of the Right or each Right will be adjusted to entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending on the circumstances. The Rights may be redeemed by us for $0.001 per Right, and will terminate upon the consummation of a merger or acquisition transaction approved by our board of directors in advance of the Rights becoming exercisable. Exercisable rights may be exchanged for common stock at the option of the board of directors. Until they are exercised, the Rights do not have voting or dividend rights, and have no dilutive effect on our results of operations.
          Each share of Series A preferred stock purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $1.00 per share or an aggregate dividend of 100 times the dividend, if any, declared with respect to a share of common stock. In the event of our liquidation, dissolution or winding up, no distribution will be made to the holders of capital stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A preferred stock, unless the holders of the Series A preferred stock shall have received $100 per share, plus accrued and unpaid dividends, whether or not declared, to the date of payment, and provided that the holders of the Series A preferred stock and the holders of the shares of Series A Junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A preferred stock will have 100 votes and will vote together with the shares of common stock as a single class, except as otherwise required by law. Whenever quarterly dividends or other distributions on the Series A preferred stock are in arrears, we may not, among other things, pay dividends on, redeem or purchase any shares of capital stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A preferred stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.
          The Rights will have an anti-takeover effect because the Rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The Rights should not interfere with any merger or other business combination approved by our board of directors because the Rights may be redeemed by us.
          The stockholder rights plan will expire on May 6, 2006; however, upon such expiration we intend to adopt a new stockholder rights plan with substantially similar terms as our existing stockholder rights plan; provided, that the exercise price for each Right under the new plan will be modified.

Nasdaq Trading
          Our common stock is listed on the Nasdaq National Market under the symbol “SPNC.”
Transfer Agent and Registrar
          Wells Fargo Bank, N.A., acts as transfer agent and registrar for our common stock.

UNDERWRITING
          Subject to the terms and conditions set forth in an underwriting agreement between us and Jefferies & Company, Inc., as representative of the several underwriters, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares of common stock set forth opposite its name in the following table.

Number of
Underwriter	Shares

Jefferies & Company, Inc.	1,890,000
First Albany Capital Inc.	1,170,000
Montgomery & Co., LLC	360,000
Rodman & Renshaw, LLC	180,000

Total	3,600,000

          The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us are subject to the satisfaction of some conditions. The underwriters are obligated to purchase all of the shares offered, if any of the shares are purchased, other than the shares covered by the over-allotment option described below. The underwriting agreement also provides that, in the event of a default by an underwriter, the purchase commitments of non-defaulting underwriters may, in some circumstances, be increased or the underwriting agreement may be terminated.
          The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus supplement and to some dealers at that price less a concession not in excess of $0.45 per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the initial offering, the public offering price, the concession to selected dealers and reallowance to other dealers may be changed by the underwriters.
          We have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to 540,000 additional shares at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus supplement. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.
          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 540,000 additional shares.

		Total Without	Total with Full
	Per Share	Exercise of Option	Exercise of Option

Public offering price	$12.50	$45,000,000	$51,750,000
Underwriting discounts and commissions payable by us	$0.75	$2,700,000	$3,105,000
Proceeds to us before expenses	$11.75	$42,300,000	$48,645,000
          We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $750,000.
          This offering of our common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject any order for the purchase of the shares of our common stock in whole or in part.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make because of any of those liabilities.
          We, our executive officers and our directors have agreed, subject to exceptions, for a period of 90 days after the date of this prospectus supplement, not to sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of our common stock, options, rights or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock or publicly announce an intention to do any of the foregoing without the prior written consent of Jefferies & Company, Inc.; provided, however, that the foregoing shall not apply to the sale of shares of our common stock by a director or executive officer solely in an amount sufficient to pay the exercise price of any options exercised during this 90-day period, if such options would have otherwise expired during this 90-day period. However, Jefferies & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period. The period of such extension will be 18 days, beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event unless Jefferies & Company, Inc. waives such extension, except that such extension will not apply if (i) within three business days prior to the 15th calendar day before the last day of the 90-day period, we deliver a certificate certifying that our shares of common stock are “actively traded securities” (as defined in Securities and Exchange Commission Regulation M), (ii) we meet the applicable requirements of Rule 139(a)(1) under the Securities Act in the manner contemplated by NASD Conduct Rule 2711(f)(4), and (iii) the provisions of NASD Conduct Rule 2711(f)(4) are not applicable to any research reports relating to us published or distributed by the underwriters during the 15 days after the last day of the 90-day period (before giving effect to such extension).
          We have been advised by the representative of the underwriters that, in accordance with Regulation M, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market.
          A “syndicate covering transaction” is a bid for or the purchase of shares of our common stock on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a short position by making short sales of our shares. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can either be “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” that short position by either exercising all or part of the over-allotment option to purchase additional shares from us or by engaging in “syndicate covering transactions.” The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares through the over-allotment option.
          A “stabilizing bid” is a bid for the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the representative to reclaim the selling concession from an underwriter or syndicate member when shares sold by such underwriter or syndicate member are purchased by the representative in a stabilizing or syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.
          These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the market price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters have no obligation to undertake any of these activities and, if these activities are commenced, they may be discontinued by the underwriters at any time without notice. These transactions may be conducted on the Nasdaq National Market or otherwise.
          The underwriters and/or their affiliates may in the future provide various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which they may in the future receive compensation. In the course of their businesses, the underwriters and/or their affiliates may actively trade our securities for their own account or for the accounts of customers, and, accordingly, the underwriters and/or their affiliates may at any time hold long or short positions in such securities.
LEGAL MATTERS
          The validity of the securities offered by this prospectus supplement will be passed upon for us by Latham & Watkins LLP, San Francisco, California. Sidley Austin LLP, San Francisco, California will act as counsel for the underwriters.
EXPERTS
          Our consolidated balance sheet at December 31, 2005 and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the year then ended included and incorporated by reference in this prospectus have been audited by Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, given upon such firm’s authority as an expert in auditing and accounting.
          Our consolidated financial statements as of December 31, 2004, and for the years ended December 31, 2004 and 2003, have been included and incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report refers to the adoption of Emerging Issues Task Force Abstract No. 00-21, Revenue Arrangements with Multiple Deliverables.
WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters (File No. 000-19711). You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. You may read and copy any documents we have filed with the SEC at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Our SEC filings are also available to you free of charge at the SEC’s website at http://www.sec.gov.
INFORMATION INCORPORATED BY REFERENCE
          We have elected to “incorporate by reference” certain information into this prospectus supplement. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. However, no document or information that we have “furnished” or may in the future “furnish” with the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus supplement or the accompanying prospectus. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005; and

•	all other documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of the offering of the common stock to which this prospectus supplement relates, shall be deemed to be a part hereof from the date of filing of such documents.
          Any information contained in this prospectus supplement, the accompanying prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus supplement, in any other document we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.
          You may obtain copies of these documents from us without charge by writing to us at Spectranetics, 96 Talamine Court, Colorado Springs, Colorado 80907, or calling us at (719) 633-8333.

THE SPECTRANETICS CORPORATION
AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
The Spectranetics Corporation:
          We have audited the accompanying consolidated balance sheet of The Spectranetics Corporation and subsidiary (collectively, the Company) as of December 31, 2005, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Spectranetics Corporation and subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 10, 2005, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ Ehrhardt Keefe Steiner & Hottman PC
February 3, 2006
Denver, Colorado

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
The Spectranetics Corporation:
          We have audited the accompanying consolidated balance sheet of The Spectranetics Corporation and subsidiary (collectively, the Company) as of December 31, 2004, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Spectranetics Corporation and subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.
          As discussed in note 1(j) to the consolidated financial statements, on July 1, 2003 the Company adopted Emerging Issues Task Force Abstract No. 00-21, Revenue Arrangements with Multiple Deliverables.

/s/ KMPG LLP
March 30, 2005
Denver, Colorado

THE SPECTRANETICS CORPORATION
AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2005 and 2004
(in thousands, except share amounts)

	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$6,183	$4,004
Investment securities available for sale	8,754	9,963
Trade accounts receivable, less allowance for doubtful accounts and sales returns of $435 and $239, respectively	8,141	6,456
Inventories, net	2,967	1,782
Deferred income taxes, net	65	88
Prepaid expenses and other current assets	663	835

Total current assets	26,773	23,128

Property and equipment, at cost:
Land	270	–
Building and improvements	1,106	–
Manufacturing equipment and computers	6,944	6,283
Leasehold improvements	666	1,014
Equipment held for rental or loan	9,805	7,064
Furniture and fixtures	179	184

	18,970	14,545
Less accumulated depreciation and amortization	(10,169)	(10,183)

Net property and equipment	8,801	4,362
Goodwill, net	308	308
Other intangible assets, net	52	124
Long-term deferred income taxes, net	782	1,527
Other assets	83	146
Long-term investment securities available for sale	1,976	3,443

Total assets	$38,775	$33,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,284	$871
Accrued liabilities	8,388	6,628
Deferred revenue	1,888	1,967

Total current liabilities	11,560	9,466
Accrued liabilities, net of current portion	15	27
Deferred revenue, net of current portion	16	56

Total liabilities	11,591	9,549

Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.001 par value. Authorized 5,000,000 shares; none issued	–	–
Common stock, $0.001 par value. Authorized 60,000,000 shares; issued and outstanding 26,250,924 shares in 2005 and 25,377,939 shares in 2004	26	25
Additional paid-in capital	99,674	96,823
Accumulated other comprehensive income (loss)	(145)	50
Accumulated deficit	(72,371)	(73,409)

Total shareholders’ equity	27,184	23,489

Total liabilities and shareholders’ equity	$38,775	$33,038

See accompanying notes to consolidated financial statements.

THE SPECTRANETICS CORPORATION
AND SUBSIDIARY
Consolidated Statements of Operations and Comprehensive Income
Years ended December 31, 2005, 2004, and 2003
(in thousands, except share and per share amounts)

	2005	2004	2003

Revenue	$43,212	$34,708	$27,869
Cost of revenue	10,523	8,801	7,900

Gross profit	32,689	25,907	19,969
Operating expenses:
Selling, general, and administrative	24,149	19,347	15,261
Research, development, and other technology	6,661	5,355	3,812
Reorganization costs and litigation reserves reversal	–	–	(32)

Total operating expenses	30,810	24,702	19,041

Operating income	1,879	1,205	928

Other income (expense):
Interest income	432	238	104
Interest expense related to litigation settlement	(387)	–	–
Other, net	(8)	(9)	2

	37	229	106

Income before income taxes	1,916	1,434	1,034
Income tax (expense) benefit	(878)	1,518	(105)

Net income	1,038	2,952	929
Other comprehensive income (loss)	(195)	45	277

Comprehensive income	$843	$2,997	$1,206

Earnings per share:
Net income per share, basic	$0.04	$0.12	$0.04

Net income per share, diluted	$0.04	$0.11	$0.04

Weighted average shares outstanding:
Basic	25,940,200	25,080,097	24,254,449
Diluted	28,568,033	27,060,001	25,443,464
See accompanying notes to consolidated financial statements.

THE SPECTRANETICS CORPORATION
AND SUBSIDIARY
Consolidated Statements of Shareholders’ Equity
Years ended December 31, 2005, 2004, and 2003
(in thousands, except share amounts)

				Accumulated
	Common Stock		Additional	Other		Total
			Paid-In	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity

Balances at January 1, 2003	23,877,744	$24	$93,393	$(272)	$(77,290)	$15,855
Exercise of stock options	423,057	–	747	–	–	747
Shares purchased under employee stock purchase plan	151,690	–	295	–	–	295
Options granted for consulting services	–	–	109	–	–	109
Unrealized gain on investment securities	–	–	–	128	–	128
Foreign currency translation adjustment	–	–	–	149	–	149
Net income	–	–	–	–	929	929

Balances at December 31, 2003	24,452,491	24	94,544	5	(76,361)	18,212
Exercise of stock options	765,723	1	1,796	–	–	1,797
Shares purchased under employee stock purchase plan	159,725	–	446	–	–	446
Options granted for consulting services	–	–	37	–	–	37
Unrealized loss on investment securities	–	–	–	(64)	–	(64)
Foreign currency translation adjustment	–	–	–	109	–	109
Net income	–	–	–	–	2,952	2,952

Balances at December 31, 2004	25,377,939	25	96,823	50	(73,409)	23,489
Exercise of stock options	796,958	1	2,484	–	–	2,485
Shares purchased under employee stock purchase plan	76,027	–	354	–	–	354
Options granted for consulting services	–	–	13	–	–	13
Unrealized loss on investment securities	–	–	–	(17)	–	(17)
Foreign currency translation adjustment	–	–	–	(178)	–	(178)
Net income	–	–	–	–	1,038	1,038

Balances at December 31, 2005	26,250,924	$26	$99,674	$(145)	$(72,371)	$27,184

See accompanying notes to consolidated financial statements.

THE SPECTRANETICS CORPORATION
AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2004, and 2003
(in thousands)

	2005	2004	2003

Cash flows from operating activities:
Net income	$1,038	$2,952	$929
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	1,748	1,534	1,556
Fair value of options granted for consulting services	13	37	109
Deferred income taxes	768	(1,615)	–
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,665)	(1,624)	(550)
Inventories	(1,230)	157	279
Equipment held for rental or loan, net	(3,495)	(1,646)	(1,019)
Prepaid expenses and other current assets	149	(227)	(20)
Other assets	68	128	26
Accounts payable and accrued liabilities	2,214	1,249	(885)
Deferred revenue	(73)	231	547

Net cash provided (used) by operating activities	(465)	1,176	972

Cash flows from investing activities:
Sales of investment securities	10,006	19,624	11,985
Purchases of investment securities	(7,347)	(31,094)	(5,194)
Capital expenditures	(1,343)	(439)	(369)
Purchase of land and building	(1,350)	–	–
Purchase of intangible assets	–	(25)	–
Net change in restricted cash	–	1,133	(10)

Net cash provided (used) by investing activities	(34)	(10,801)	6,412

Cash flows from financing activities:
Proceeds from sale of common stock to employees	2,839	2,243	1,042
Principal payments on long-term debt and capital leases obligations	–	–	(87)

Net cash provided by financing activities	2,839	2,243	955
Effect of exchange rate changes on cash	(161)	105	175

Net increase (decrease) in cash and cash equivalents	2,179	(7,277)	8,514
Cash and cash equivalents at beginning of year	4,004	11,281	2,767

Cash and cash equivalents at end of year	$6,183	$4,004	$11,281

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$–	$–	$17
Cash paid during the year for income taxes	69	158	111
See accompanying notes to consolidated financial statements.

THE SPECTRANETICS CORPORATION
AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(1)	Summary of Significant Accounting Policies

(a) Organization, Nature of Business, and Basis of Presentation
          The accompanying consolidated financial statements include the accounts of The Spectranetics Corporation, a Delaware corporation, and its wholly owned subsidiary, Spectranetics International, B.V. (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation. The Company’s primary business is the design, manufacture, and marketing of single use medical devices used in minimally invasive surgical procedures within the vascular system in conjunction with its proprietary excimer laser system.
          The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, intangibles, assets, valuation allowances for receivables, inventories and deferred income tax assets, and accrued warranty and royalty expenses. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents
          The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents of approximately $3,703,000 and $1,875,000 at December 31, 2005 and 2004, respectively, consist primarily of money market accounts, commercial paper, and repurchase agreements stated at cost, which approximates fair value.

(c) Trade Accounts Receivable
          Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance for doubtful accounts based upon an aging of accounts receivable, historical experience and management judgment. Past due balances over 30 days are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is remote. The allowance for sales returns is the Company’s best estimate of the amount of probable losses in the Company’s existing accounts receivable due to future sales returns and price adjustments.
          The allowance for sales returns is determined based upon an analysis of revenue transactions and historical experience of sales returns and price adjustments. Adjustments to customer account balances for returns and price adjustments are charged against the allowance for sales returns.

(d) Investment Securities
          Investment securities at December 31, 2005 and 2004, are classified as available-for-sale for purposes of Financial Accounting Standards Board Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and, accordingly are carried at fair value. The difference between cost and fair value is recorded as an unrealized gain or loss on investment securities and recorded within accumulated other comprehensive income (loss). At December 31, 2005 and 2004, the unrealized loss totaled $82,000 and $65,000, respectively. The Company’s investment securities are comprised of U.S. Treasury and agency notes and have contractual maturities that range from six months to two years at December 31, 2005.

(e) Inventory
          Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

(f) Property and Equipment
          Property and equipment are recorded at cost. Repairs and maintenance costs are expensed as incurred. Equipment acquired under capital leases is recorded at the present value of minimum lease payments at the inception of the lease.
          Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of two to five years for manufacturing equipment, computers, and furniture and fixtures. Equipment held for rental or loan is depreciated using the straight-line method over three to five years. Equipment acquired under capital leases and leasehold improvements is amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

(g) Goodwill and Other Intangible Assets
          Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Pursuant to Statement 142, goodwill and intangible assets acquired in a purchase business combination and determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Intangible assets, which consist primarily of patents, are amortized using the straight-line method over periods ranging from 5 to 13 years.

(h) Long-Lived Assets
          The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment at least annually and whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset are separately identifiable and are less than the carrying value. Fair value is determined by reference to quoted market prices, if available, or the utilization of certain valuation techniques such as cash flows discounted at a rate commensurate with the risk involved. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell. No impairments of long-lived assets have been recognized.

(i) Financial Instruments
          At December 31, 2005 and 2004, the carrying value of financial instruments approximates the fair value of the instruments based on terms and related interest rates. Financial instruments include cash and cash equivalents, investment securities, trade accounts receivable and accounts payable.

(j) Revenue Recognition
          Revenue from the sale of the Company’s disposable products is recognized when products are shipped to the customer and title transfers. Revenue from the sale of excimer laser systems is recognized after completion of contractual obligations, which generally include delivery and installation of the systems. The Company’s field service engineers are responsible for installation of each laser. The Company generally provides a one-year warranty on laser sales, which includes parts, labor and replacement gas. Upon expiration of the warranty period, the Company offers similar service to its customers under service contracts or on a fee-for-service basis. Revenue from warranty service and service contracts is initially recorded as deferred revenue and recognized on a straight-line basis over the related service contract period, which is generally one year. Revenue from fee-for-service arrangements is recognized upon completion of the related service.
          The Company offers three laser system placement programs, which are described below, in addition to the sale of laser systems:
          Evergreen rental program — Rental revenue under this program varies on a sliding scale depending on the customer’s catheter purchases each month. Rental revenue is invoiced on a monthly basis and revenue is recognized upon invoicing. The laser unit is transferred to the equipment held for rental or loan account upon shipment, and depreciation expense is recorded within cost of revenue based upon a three-to five-year expected life of the unit, depending on whether it is a remanufactured unit or a new laser unit. Costs to maintain the equipment are expensed as incurred. As of December 31, 2005, 56 laser units were in place under the Evergreen program.
          Cap-free rental program — Under this program, the Company retains title to the laser system and the customer agrees to a catheter price list that includes a per-unit surcharge. Customers are expected but not required to make minimum purchases of catheters at regular intervals, and the Company reserves the right to have the unit returned should the minimum purchases not be made. The Company recognizes the total surcharge as rental revenue each month, believing it to be the best measurement of revenue associated with the customers’ use of the laser unit for the month. The laser unit is transferred to the equipment held for rental or loan account upon shipment, and depreciation expense is recorded with cost of revenue based upon a three-to-five year expected life of the unit depending upon whether it is a remanufactured unit or a new laser unit. Costs to maintain the equipment are expensed as incurred. As of December 31, 2005, 48 laser units were in place under the Cap-Free program.
          Evaluation programs — The Company “loans” laser systems to institutions for use over a short period of time, usually three to six months. The loan of the equipment is to create awareness of the Company’s products and their capabilities, and no revenue is earned or recognized in connection with the placement of a loaned laser, although sales of disposable products result from the laser placement. The laser unit is transferred to the equipment held for rental or loan account upon shipment, and depreciation expense is recorded within selling, general and administrative expense based upon a three- to five-year expected life of the unit, depending on whether it is a remanufactured unit or a new laser unit. Costs to maintain the equipment are expensed as incurred. As of December 31, 2005, 84 laser units were in place under the evaluation program.
          The Company adopted Emerging Issues Task Force Bulletin (EITF) 00-21, Revenue Arrangements with Multiple Deliverables, on July 1, 2003. The primary impact of the adoption of EITF No. 00-21 was to treat service provided during the one-year warranty period as a separate unit of accounting. As such, the fair value of this service is deferred and recognized as revenue on a straight-line basis over the related warranty period and warranty costs are expensed in the period they are incurred. Revenue allocated to the laser element is recognized upon completion of all contractual obligations in the sales contract, which generally includes delivery and installation of the laser system and in some cases completion of physician training. Prior to July 1, 2003, revenue for the sale of laser equipment and the one-year warranty was recognized upon shipment of the laser. Deferred revenue associated with service to be performed during the warranty period totaled $317,000 and $302,000 as of December 31, 2005 and 2004, respectively.

(k) Warranties
          The Company generally provides a one-year warranty on the sale of its excimer laser and the parts and labor during the warranty period are provided by the Company’s field service engineers. Prior to July 1, 2003, the Company recorded estimated warranty expense as cost of revenue at the time of the sale based on historical experience. As warranty costs were incurred, they were charged against the warranty liability. As a result of the adoption of EITF 00-21, service costs incurred for warranty periods beginning after July 1, 2003 are recorded as expense in the period incurred as noted above.

(l) Royalty Liability
          The Company licenses certain patents from various licensors pursuant to license agreements. Royalty expense is calculated pursuant to the terms of the license agreements. The Company has established reserves for royalty payment obligations based on these calculations, which involve management estimates that require judgment.

(m) Stock-Based Compensation
          The Company accounts for its stock-based compensation plans for employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. No compensation cost has been recognized for stock option grants to employees in the accompanying financial statements as all options granted had an exercise price equal to or above the market value of the underlying common stock on the date of grant. Under Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (Statement 123), and FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123 (Statement 148), entities are permitted to recognize as expense the fair value of all stock-based awards on the date of grant over the vesting period. Alternatively, Statement 123, as amended, also allows entities to continue to apply the provisions of APB 25 and provide pro forma earnings (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in Statement 123, as amended, had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosures required by Statement 123, as amended.
          The Company accounts for nonemployee stock-based awards in accordance with SFAS No. 123 and related interpretations.
          The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation.

	Year Ended December 31

	2005	2004	2003

	(in thousands,
	except per share amounts)
Net income, as reported	$1,038	$2,952	$929
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,155)	(534)	(1,039)

Pro forma net income (loss)	$(117)	2,418	(110)

Earnings (loss) per share:
Basic — as reported	$0.04	$0.12	$0.04
Basic — pro forma	–	0.10	–
Diluted — as reported	0.04	0.11	0.04
Diluted — pro forma	–	0.09	–
          On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“Statement 123(R)”), which amends Statement 123 and SFAS 95 “Statement of Cash Flows”. Statement 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, the adoption of Statement 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. Statement 123(R) is effective for the Company as of January 1, 2006. The Company has adopted Statement 123(R) on the prospective basis as defined in the statement. Under this adoption method, the Company will record expense relating to employee stock-based compensation awards in the periods subsequent to adoption. This expense will be based on all unvested options as of the adoption date as well as all future stock-based compensation awards. Based on the current options outstanding, the Company’s 2006 pretax expense for those options is expected to be between $2.0 million and $2.5 million. In addition, the Company expects to record stock compensation expense of between $0.5 million and $1.0 million related to new stock options granted in 2006, with the actual amount being dependent on the actual number of options granted, the market price of our stock, and other factors.

(n) Research and Development
          Research and development costs are expensed as incurred and totaled $3,443,000, $2,295,000, and $1,791,000, for the years ended December 31, 2005, 2004, and 2003, respectively. The Company also sponsors clinical trials intended to obtain the necessary clinical data required to obtain approval from the Food and Drug Administration and other foreign governing bodies to market new applications for its technology. Costs associated with these clinical trials totaled $1,453,000, $1,503,000, and $922,000, during the years ended December 31, 2005, 2004, and 2003, respectively.

(o) Foreign Currency Translation
          The Company’s functional currency is the U.S. dollar. Certain transactions of the Company and its subsidiary are denominated in currencies other than the U.S. dollar. Realized gains and losses from these transactions are included in the consolidated statements of operations as they occur.
          Spectranetics International, B.V. used its local currency (Euro) as its functional currency for the years presented. Accordingly, net assets are translated to U.S. dollars at year-end exchange rates while income and expense accounts are translated at average exchange rates during the year. Adjustments resulting from these translations are reflected in shareholders’ equity as accumulated other comprehensive income (loss).

(p) Advertising Costs
          The Company expenses advertising costs as incurred. Advertising costs of $164,000, $101,000, and $80,000 were expensed in 2005, 2004, and 2003, respectively.

(q) Income Taxes
          The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards.
          A valuation allowance is provided to the extent it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

(r) Reclassification
          Certain amounts from the prior consolidated financial statements have been reclassified to conform with the 2005 presentation.

(2)     Investment Securities
          Investment securities consist of the following at December 31:

	2005	2004

	(in thousands)
Short-term investments:
U.S. Treasury and agency notes	$8,754	$9,963

Long-term investments:
U.S. Treasury and agency notes with maturities> 1 year	$1,976	$3,443

          The Company classifies investment securities with maturities of one year or less as short-term and maturities of greater than one year as long-term.
          Unrealized loss at December 31, 2005 and 2004, respectively, was $82,000 and $65,000. For the years ended December 31, 2005 and 2004, the amount of unrealized loss included in other comprehensive income was $17,000 and $64,000, respectively. For the year ended December 31, 2003, an unrealized gain of $128,000 was included in other comprehensive income. Realized gains and losses are determined using the specific identification method. There were no significant realized gains or losses during 2005, 2004, or 2003.
(3)     Inventories
          Inventories consist of the following as of December 31:

	2005	2004

	(in thousands)
Raw materials	$709	$411
Work in process	1,314	351
Finished goods	1,098	1,049
Less reserve for obsolescence and variance	(154)	(29)

	$2,967	$1,782

(4)     Goodwill and Other Intangible Assets

Intangible Assets
          Acquired intangible assets as of December 31 are as follows:

	2005	2004

	(in thousands)
Patents and other assets	$3,808	$3,808
Less accumulated amortization	(3,756)	(3,684)

	$52	$124

          Aggregate amortization expense for amortizing intangible assets was $72,000, $118,000 and $244,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Estimated amortization expense for the next five years is $27,000 in 2006, and $1,000 in 2007, 2008, 2009, and 2010.

Goodwill
          During 2001, the Company entered into a series of purchase and license agreements with Fogazzi, an Italian medical device manufacturer. The Company acquired certain assets from Fogazzi and has granted a license to Fogazzi for the manufacture of certain laser catheters used to treat blockages in the leg. Goodwill of $340,000 was recorded, and $32,000 of amortization expense was recognized during the year ended December 31, 2001. In accordance with the provisions of FASB Statement No. 142, Goodwill and Other

Intangible Assets, which was adopted January 1, 2002, no amortization expense has been recorded for the years ended December 31, 2005 and 2004. At December 31, 2005 and 2004, the balance of goodwill was $308,000.
          The Company evaluates goodwill and other intangible assets for impairment in accordance with the provisions of Statement 142. The Company has not recognized an impairment loss as a result of such analyses.

(5)	Accrued Liabilities
          Accrued liabilities consist of the following as of December 31:

	2005	2004

	(in thousands)
Accrued payroll and employee related expenses	$2,845	$2,480
Accrued royalty expense	2,818	2,210
Accrued interest expense	391	–
Employee stock purchase plan liability	229	158
Accrued clinical study expense	213	197
Accrued legal expenses	55	102
Accrued warranty expense	39	54
Other accrued expenses	1,798	1,427

	$8,388	$6,628

(6)	Stock-Based Compensation and Employee Benefit Plans
          At December 31, 2005 and 2004, the Company had two stock-based compensation plans which are described below.

(a) Stock Option Plan
          The Company maintains a stock option plan which provides for the grant of incentive stock options, nonqualified stock options, and stock appreciation rights. The plan provides that incentive stock options be granted with exercise prices not less than the fair value at the date of grant. Options granted through December 31, 2005 generally vest over one to four years and expire ten years from the date of grant. Options granted to the board of directors generally vest over three years from date of grant and expire ten years from the date of grant. Otherwise, the options will cliff vest nine years and six months following the option grant date. During 2005, these market value triggers were met. At December 31, 2005, there were 559,869 shares available for future issuance under these plans.

          The following is a summary of option activity during the three-year period ended December 31, 2005:

		Weighted
	Shares Under	Average
	Option	Exercise Price

Options outstanding at January 1, 2003	4,938,901	$3.06
Granted	1,270,000	2.83
Exercised	(423,057)	1.77
Canceled	(1,004,970)	3.78

Options outstanding at December 31, 2003	4,780,874	2.95
Granted	528,170	5.08
Exercised	(766,412)	2.35
Canceled	(184,203)	3.17

Options outstanding at December 31, 2004	4,358,429	3.30
Granted	601,000	7.94
Exercised	(796,177)	3.12
Canceled	(325,341)	3.99

Options outstanding at December 31, 2005	3,837,911	4.08

          At December 31, 2005, the weighted average remaining contractual life of outstanding options was 5.96 years, and 2,685,137 options were exercisable at a weighted average exercise price of $3.21 per share.
          The per-share weighted average fair value of stock options granted during 2005, 2004, and 2003, was $7.40, $4.23, and $2.39 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003

Risk free interest rate	4.2%	3.5%	3.0%
Expected life	5.0	5.5	5.2
Expected volatility	159.2%	116.4%	106.4%
Expected dividend yield	–%	–%	–%

	Outstanding and Exercisable by Price Range as of December 31, 2005

		Weighted Average
	Number	Remaining	Weighted	Number	Weighted
Range of Exercise	Outstanding as of	Contractual Life	Average	Exercisable as of	Average
Prices	December 31, 2005	(Years)	Exercise Price	December 31, 2005	Exercise Price

$1.12 - $1.63	342,313	5.52	$ 1.60	334,813	$ 1.60
$1.72 - $2.47	271,912	5.62	2.31	263,162	2.32
$2.55 - $2.61	85,000	6.34	2.59	85,000	2.59
$2.63	700,687	7.15	2.63	481,936	2.63
$2.66 - $3.05	540,049	5.00	2.98	453,017	2.96
$3.06 - $3.80	440,399	4.46	3.44	383,361	3.44
$3.81 - $4.88	417,781	4.36	4.51	411,029	4.51
$4.94 - $5.62	494,252	6.61	5.16	249,989	5.11
$5.62 - $9.34	441,018	8.91	7.48	30,830	7.28
$9.41 - $12.01	104,500	9.94	11.47	–	–
	3,837,911			2,693,137

          During 2004, the Company granted 4,470 fully vested options to certain nonemployees for past services. The fair value of the options approximated $12,000, as determined using the Black-Scholes options pricing model assuming no dividends, 98% volatility, risk-free interest rate of 4.5%, and an expected life of four years. This expense was recognized in 2004 and is included in selling, general and administrative expenses in the accompanying consolidated statement of operations and other comprehensive income (loss).
          During 2003 and 2002, the Company granted 25,000 options each year to nonemployees for consulting services. The total fair value of the options is being amortized to expense on a straight-line basis over the vesting period. The expense recognized was $13,000, $26,000, and $108,000 during the years ended December 31, 2005, 2004, and 2003, respectively, and is included in selling, general and administrative expenses in the accompanying statements of operations and other comprehensive income (loss). There are 6,250 unvested options at December 31, 2005.

(b) Stock Purchase Plan
          In September 1992, the Company adopted an employee stock purchase plan which provides for the sale of up to 850,000 shares of common stock. In June 2004, the plan was amended to increase the number of authorized shares by 500,000 to 1,350,000. The plan provides eligible employees the opportunity to acquire common stock in accordance with Section 423 of the Internal Revenue Code of 1986. Stock can be purchased each six-month period per year (twice per year). The purchase price is equal to 85% of the lower of the price at the beginning or the end of the respective six-month period. Shares issued under the plan totaled 84,017, 159,725, and 151,690 in 2005, 2004, and 2003, respectively.
          The weighted average fair value of the employees’ purchase rights granted in 2005, 2004, and 2003 that was included in the accompanying pro forma stock-based compensation disclosure was $4.88, $1.42, and $1.83, respectively, per right, which was estimated using the Black-Scholes model with the following assumptions:

	2005	2004	2003

Risk free interest rate	3.5%	1.6%	0.9%
Expected life	6 months	6 months	6 months
Expected volatility	196.9%	56.9%	166.9%
Expected dividend yield	–%	–%	–%

(c) 401(k) Plan
          The Company maintains a salary reduction savings plan under Section 401(k) of the Internal Revenue Code, which the Company administers for participating employees’ contributions. All full-time employees are covered under the plan after meeting minimum service requirements. The Company accrued contributions of $169,000, $135,000, and $126,000 to the plan in 2005, 2004, and 2003, respectively, based on a match of 25% of the first 4% of each employee’s contribution and an additional Company discretionary match.

(7)	Net Income Per Share
          The Company calculates net income per share under the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). Under SFAS No. 128, basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period using the treasury stock method. Potentially dilutive common shares which have been excluded from the computation of diluted income per share as of December 31, 2005, 2004, and 2003 were 619,322, 688,180, and 1,355,317 because their effect would have been antidilutive.

	2005	2004	2003

	(in thousands)
Net income	$1,038	$2,952	$929
Common shares outstanding:
Historical common shares outstanding at beginning of year	25,378	24,452	23,878
Weighted average common shares issued	562	628	376

Weighted average common shares outstanding — basic	25,940	25,080	24,254
Effect of dilution from stock options	2,628	1,980	1,189

Weighted average common shares outstanding — diluted	28,568	27,060	25,443

	2005	2004	2003

Net income per share, basic	$0.04	$0.12	$0.04
Net income per share, diluted	0.04	0.11	0.04

(8)	Leases
          The Company leases office space, furniture and equipment under noncancelable operating leases with initial terms that expire at various dates through 2010. All assets held under capital leases were fully depreciated at December 31, 2005 and 2004.
          The future minimum payments under noncancelable operating leases as of December 31, 2005, are as follows:

Operating
Leases

(in thousands)
Years ending December 31:
2006	$447
2007	378
2008	298
2009	248
2010	222

Total minimum lease payments	$1,593

          Rent expense under operating leases totaled approximately $508,000, $591,000, and $538,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

(9)	Income Taxes
          The sources of income before income taxes are as follows (in thousands):

	2005	2004	2003

United States	$1,953	$2,139	$912
Foreign	(37)	(705)	122

Income before income taxes	$1,916	$1,434	$1,034

          Income tax expense (benefit) attributable to income before income taxes consists of the following (in thousands):

	2005	2004	2003

Current:
Federal	$38	$45	$20
State	72	52	85
Foreign	–	–	–

	110	97	105

Deferred:
Federal	683	(1,430)	–
State	85	(185)	–
Foreign	–	–	–

	768	(1,615)	–

Income tax expense (benefit)	$878	$(1,518)	$105

          Income tax expense (benefit) attributable to income (loss) before income taxes differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income (loss) before income taxes as a result of the following (in thousands):

	2005	2004	2003

Computed expected tax expense (benefit)	$652	$488	$352
Increase (reduction) in income taxes resulting from:
State and local income taxes, net of federal impact	103	94	52
Nondeductible expenses	111	121	(25)
Change in valuation allowance	–	(2,218)	3,893
Foreign operations	12	–	(4,218)
Change in the beginning of the year balance of the valuation allowance for deferred tax assets allocated to income tax expense	–	–	(114)
Other, net	–	(3)	165

Income tax expense (benefit)	$878	$(1,518)	$105

          During 2004, the valuation allowance decreased by $7,824,000. Such amount is reconciled to the above change in the valuation allowance of $2,218,000 due primarily to the expiration of U.S. net operating losses and the adjustment of the research and experimentation tax credit which is limited under Section 382 of the Internal Revenue Code of 1986.

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31 are as follows:

	2005	2004

	(in thousands)
Current:
Royalty reserve, due to accrual for financial reporting purposes	$1,230	$849
Warranty reserve, due to accrual for financial reporting purposes	11	15
Accrued liabilities, not deducted until paid for tax purposes	409	255
Inventories, principally due to accrual for obsolescence for financial reporting purposes, net of additional costs inventoried for tax purposes	104	47
Deferred revenue, due to deferral for financial reporting purposes	675	669

	2,429	1,835
Less valuation allowance	(2,364)	(1,747)

	65	88

Noncurrent:
Net operating loss carryforwards — U.S. and related states	14,182	16,871
Foreign net operating loss carryforwards	14,061	14,048
Research and experimentation tax credit	578	657
Equipment, primarily due to differences in cost basis and depreciation methods	(88)	24
Alternative minimum tax credit	358	320

Total net deferred tax assets	29,091	31,920
Less valuation allowance	(28,309)	(30,393)

	782	1,527

Net deferred tax assets	$847	$1,615

          An income tax benefit of $692,000, $444,000 and $214,000 related to the exercise of stock options during 2005, 2004 and 2003, respectively, and will be added to other paid-in capital if, and when, the tax benefit is realized.
          At December 31, 2005, the Company has net operating loss carryforwards for United States federal income tax purposes of approximately $37 million. This amount does not include approximately $19 million of net operating loss carryforwards which are limited under Section 382 of the Internal Revenue Code of 1986. No deferred tax asset has been provided for $19 million of net operating losses as the Company has determined that it will not receive any future tax benefit from this $19 million before their expiration.

          As of December 31, 2005, the Company has unrestricted federal net operating loss carryforwards of approximately $37 million to reduce future taxable income which expire as follows (in thousands):

Regular Tax
Net Operating
Losses

Expiration date:
2006	$12,268
2007	8,894
2008	970
2009	8,930
2010	1,177
2011 through 2024	4,693

Total	$36,932

          The Company also has tax loss carryforwards in The Netherlands, which have no expiration date, of approximately 30 million Euros ($35 million) available to offset future taxable income, if any. In 2004, The Netherlands tax authorities contacted the Company and are proposing to disallow substantially all of the tax loss carryforwards. The Company is actively defending these loss carryforwards. In 2005 and 2004, the foreign loss carryforwards were fully reserved with a valuation allowance. If the tax loss carryforwards are ultimately disallowed, there will be no negative impact to the consolidated financial statements due to the valuation allowance.
          An alternative minimum tax credit carryforward of $360,000 is available to offset future regular tax liabilities and has no expiration date. For alternative minimum tax purposes, the Company has unrestricted net operating loss carryforwards for United States federal income tax purposes of approximately $36 million. This amount does not include approximately $19 million of net operating loss carryforwards which are limited under Section 382 of the Internal Revenue Code of 1986. No deferred tax asset has been provided for $19 million of net operating losses as the Company has determined that it will not receive any future tax benefit from this $19 million before their expiration.
          The Company also has research and experimentation tax credit carryforwards at December 31, 2005, for federal income tax purposes of approximately $580,000, which are available to reduce future federal income taxes, if any, and expire at varying dates through 2024. This amount does not include approximately $1.7 million of research and experimentation tax credit carryforwards which are limited under Section 382 of the Internal Revenue Code of 1986. No deferred tax asset has been provided for $1.7 million of research and experimentation tax credits as the Company has determined that it will not receive any future tax benefit from this $1.7 million before their expiration.
          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income, and tax planning strategies in making this assessment. In 2004, based upon the level of historical income and projections for future income, management determined it was more likely than not a portion of the deferred tax assets will be recoverable. Accordingly, in 2004, a deferred tax benefit was recorded for the reduction in the valuation allowance. During 2005, additional quarterly evaluations of the realization of deferred tax assets were performed by management. It was determined that no additional deferred tax benefits should be recorded in 2005. Substantially all of the reduction in the valuation allowance for 2005 is related to expiring tax loss and tax credit carryforwards.

(10)	Concentrations of Credit Risk
          Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by the Financial Accounting Standards Board’s Statement No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, consist primarily of cash, cash equivalents, investment securities, and accounts receivable.
          The Company’s cash, cash equivalents, and investment securities consist of financial instruments issued by various institutions and government entities that management believes are credit worthy. The Company’s investment policy is designed to limit the Company’s exposure to concentrations of credit risk.
          The Company’s accounts receivable are due from a variety of health care organizations and distributors throughout the United States, Europe and Asia. No single customer represented more than 10% of accounts receivable for any period. The Company provides for uncollectible amounts upon recognition of revenue and when specific credit problems arise. Management’s estimates for uncollectible amounts have been adequate during historical periods, and management believes that all significant credit risks have been identified at December 31, 2005.
          The Company has not entered into any hedging transactions nor any transactions involving financial derivatives.

(11)	Segment and Geographic Reporting
          An operating segment is a component of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. The primary performance measure used by management is net income or loss. The Company operates in one distinct line of business consisting of developing, manufacturing, marketing, and distributing of a proprietary excimer laser system for the treatment of certain coronary and vascular conditions. The Company has identified two reportable geographic segments within this line of business: (1) U.S. Medical and (2) Europe Medical. U.S. Medical and Europe Medical offer the same products and services but operate in different geographic regions and have different distribution networks. Additional information regarding each reportable segment is shown below.

(a) U.S. Medical
          Products offered by this reportable segment include an excimer laser unit (equipment), fiber-optic delivery devices (disposables), and the service of the excimer laser unit (service). The Company is subject to product approvals from the Food and Drug Administration (FDA). At December 31, 2005, FDA-approved products were used in multiple vascular procedures, including coronary and peripheral atherectomy as well as the removal of nonfunctioning leads from pacemakers and cardiac defibrillators. In April, 2004, the Company received 510(K) clearance from the FDA to sell fiber-optic delivery devices for the treatment of patients suffering from total occlusions (blockages) not crossable with a guide wire in their leg arteries. This segment’s customers are primarily located in the United States; however, the geographic areas served by this segment also include Canada, Mexico, South America, the Pacific Rim, and Australia.
          U.S. Medical is also corporate headquarters for the Company. Accordingly, research and development as well as corporate administrative functions are performed within this reportable segment. As of December 31, 2005, 2004, and 2003, cost allocations of these functions to Europe Medical have not been performed.
          Revenue associated with intersegment transfers to Europe Medical was $1,549,000, $1,681,000, and $1,439,000 for the years ended December 31, 2005, 2004, and 2003, respectively. Revenue is based upon transfer prices, which provide for intersegment profit that is eliminated upon consolidation. For each of the years ended December 31, 2005, 2004, and 2003, intersegment revenue and intercompany profits are not included in the segment information in the table shown below.

(b) Europe Medical
          The Europe Medical segment is a marketing and sales subsidiary located in the Netherlands that serves Europe as well as the Middle East. Products offered by this reportable segment are the same as those offered by U.S. Medical. The Company has received CE mark approval for products that relate to four applications of excimer laser technology — coronary atherectomy, in-stent restenosis, lead removal, and peripheral atherectomy to clear blockages in leg arteries.
          Summary financial information relating to reportable segment operations is shown below. Intersegment transfers as well as intercompany assets and liabilities are excluded from the information provided (in thousands):

	2005	2004	2003

Revenue:
Equipment	$3,853	$3,210	$2,508
Disposables	29,915	23,241	18,787
Service	5,233	4,877	3,783
Other, net of provision for sales returns	(197)	92	(55)

Subtotal — U.S. Medical	38,804	31,420	25,023

Equipment	842	562	316
Disposables	3,130	2,416	2,340
Service	427	310	190
Other	9	–	–

Subtotal — Europe Medical	4,408	3,288	2,846

Total revenue	$43,212	$34,708	$27,869

          In 2005, 2004, and 2003, no individual customer represented 10% or more of consolidated revenue.

	2005	2004	2003

Interest income:
U.S. Medical	$420	$227	$93
Europe Medical	12	11	11

Total interest income	$432	$238	$104

	2005	2004	2003

Interest expense:
U.S. Medical	$387	$–	$–
Europe Medical	12	17	17

Total interest expense	$399	$17	$17

	2005	2004	2003

Depreciation expense:
U.S. Medical	$1,447	$1,195	$1,168
Europe Medical	196	172	83

Total depreciation	$1,643	$1,367	$1,251

	2005	2004	2003

Amortization expense:
U.S. Medical	$97	$158	$290
Europe Medical	8	9	15

Total amortization	$105	$167	$305

	2005	2004	2003

Segment net income (loss):
U.S. Medical	$794	$2,990	$807
Europe Medical	244	(38)	122

Total net income (loss)	$1,038	$2,952	$929

	2005	2004	2003

Capital expenditures:
U.S. Medical	$2,671	$430	$357
Europe Medical	22	9	12

Total capital expenditures	$2,693	$439	$369

	2005	2004

Segment assets:
U.S. Medical	$36,149	$29,786
Europe Medical	2,626	3,252

Total assets	$38,775	$33,038

          The Company operates in several countries outside of the United States. Revenue from foreign operations by segment is summarized as follows:

	2005	2004	2003

U.S. Medical	$1,476	$614	$140
Europe Medical	4,408	3,288	2,846

Total foreign revenue	$5,884	$3,902	$2,986

          There were no individual countries, other than the United States, that represented at least 10% of consolidated revenue in 2005, 2004, or 2003. Long-lived assets located in foreign countries are concentrated in Europe, and totaled $795,000 and $861,000 as of December 31, 2005 and 2004, respectively.

(12)	Commitments and Contingencies
          In July, 2003, Spectranetics filed a complaint in the United States District Court for the District of Colorado against Dr. Peter Rentrop, which Spectranetics amended in September 2003, seeking declaratory relief that (1) Spectranetics’ products do not infringe any claims of Dr. Rentrop’s United States Patent No. 6,440,125 (the “’125 patent”); (2) the claims of the ’125 patent are invalid and unenforceable; and (3) in the event that the Court finds that the claims of the patent to be valid and enforceable, that Spectranetics is, through its employees, a joint owner of any invention claimed in the ’125 patent. Spectranetics also brought claims against Dr. Rentrop for damages based upon Dr. Rentrop’s (1) misappropriation of Spectranetics’ trade secrets; (2) breach of the parties’ Confidentiality Agreement; and (3) wrongful taking of Spectranetics’ confidential and proprietary information.

          On January 6, 2004, the United States Patent and Trademark Office issued to Dr Rentrop a continuation patent to the ’125 patent, United States Patent No. 6,673,064 (the “’064 patent”). On the same day, Dr. Rentrop filed in the United States District Court for the Southern District of New York, a complaint for patent infringement against Spectranetics, under the ’064 patent (the “New York case”).
          On January 26, 2004, the Court in Colorado granted Dr. Rentrop’s Motion to Dismiss the Amended Complaint on the basis that the Court lacked personal jurisdiction over Dr. Rentrop, a resident of New York. Spectranetics decided to forgo appealing that decision; thus, there no longer is any case pending in Colorado.
          On March 9, 2004, Spectranetics filed its Answer, Affirmative Defenses and Counterclaims against Dr. Rentrop in the New York case. Spectranetics’ claim is that, in connection with consultation services provided to Spectranetics by Dr. Rentrop, Spectranetics provided Dr. Rentrop with confidential and proprietary information concerning certain of Spectranetics’ laser catheter technology. Spectranetics claims that rather than keeping such information confidential as required by agreement with Spectranetics, Dr. Rentrop used the information to file patent applications associated with the ’125 and ’064 patents, which incorporate and claim inventions to which Spectranetics’ personnel contributed significantly and materially, if not exclusively, thus entitling Spectranetics’ personnel to designation at least as co-inventors. Spectranetics also seeks declaratory judgments of non-infringement, invalidity and unenforceability of the patents-in-suit, and has alleged counterclaims against Dr. Rentrop for breach of confidentiality agreement, misappropriation of trade secrets, and conversion. The discovery phase of this case is complete.
          In September, 2005, a hearing was held by the judge in this case. After explaining that he could not guarantee a court date within the next year due to the packed legal docket in the federal district court in New York, he strongly encouraged Dr. Rentrop and Spectranetics to agree to mediation. Both parties agreed and mediation hearings occurred in February 2006, with no settlement reached and the case will go back to the federal district court in New York.
          We have been engaged in a dispute with Cardiomedica S.p.A. (Cardiomedica), an Italian company, over the existence of a distribution agreement between Cardiomedica and Spectranetics. Cardiomedica originally filed the suit in July 1999, and the lower court’s judgment was rendered on April 3, 2002. In June 2004, the Court of Appeal of Amsterdam affirmed the lower court’s opinion that an exclusive distributor agreement for the Italian market was entered into between the parties for the three-year period ending December 31, 2001, and that Cardiomedica may exercise its right to compensation from Spectranetics BV for its loss of profits during such three-year period. The appellate court awarded Cardiomedica the costs of the appeal, which approximated $20,000, and has referred the case back to the lower court for determination of the loss of profits. Cardiomedica asserts lost profits of approximately 1,300,000 euros, which is based on their estimate of potential profits during the three-year period. Spectranetics BV estimates that the lost profits to Cardiomedica for the period, plus estimated interest and awarded court costs, totaled $273,000 for the three-year period, and such amount is included in accrued liabilities at December 31, 2005. We intend to vigorously defend the calculation of lost profits.
          During August 2004, one of our licensors initiated arbitration proceedings involving a disagreement over royalties paid to them since the inception of a license agreement in October 2000. The disagreement centered on the treatment of certain service-based revenue, including repair and maintenance, and physician and clinical training services. We believed these are beyond the scope of the license agreement.
          Arbitration proceedings were held during 2005 regarding this matter. In July 2005, the arbitrator ruled that the Company was required to pay royalties on certain service-based revenue. In September 2005, we received further clarification of the arbitrator’s ruling and as a result recorded an additional loss provision of $280,000 in the third quarter of 2005. In December 2005, the arbitrator awarded the licensor $387,000 in interest on the settlement, for which we recorded a provision during the fourth quarter of 2005. At December 31, 2005 we have accrued costs of $2,905,000 associated with the resolution of this matter based on the arbitrator’s awards, including the interest amount discussed above. In January 2006, we remitted a payment of $2,905,000 to the licensor, Edwards Lifesciences Corporation, which closes this matter.

          On December 31, 2005, our agreement with KRAUTH medical KG (“KRAUTH”) expired. The agreement set forth the terms by which KRAUTH would be the exclusive distributor of our products within Germany. Prior to the expiration of the agreement, we were in negotiations with KRAUTH to continue our business relationship on a modified basis; however, no agreement was reached. In February 2006, KRAUTH filed a lawsuit in the District Court of Hamburg, Germany. The lawsuit is seeking goodwill compensation of 643,159.14 euros plus interest in the amount of eight percentage points above the base base interest rate pursuant to Section 247 of the German Civil Code calculated as of January 26, 2006. We disagree both on the merits of the claim and with the assumptions used to calculate KRAUTH’s alleged goodwill compensation. We have accrued $75,000 in our financial statements at December 31, 2005. We intend to vigorously defend our position in this matter.
          The Company is involved in other legal proceedings in the normal course of business and does not expect them to have a material adverse effect on our business.

(13)	Valuation and Qualifying Accounts

	Balance at	Additions
	Beginning	Charged to		Balance at
Description	of Year	Expense	Deductions	End of Year

	(in thousands)
Year ended December 31, 2003:
Accrued warranty liability	$435	$56	$285	$206
Accrued royalty liability	1,405	1,099	1,044	1,460
Allowance for doubtful accounts and sales returns	555	2	97	460
Accrued litigation and reorganization reserves	233	–	182	51
Accrued proxy contest and settlement costs	226	–	226	–
Accrued inventory obsolescence reserves	61	9	40	30
Year ended December 31, 2004:
Accrued warranty liability	$206	$–	$152	$54
Accrued royalty and litigation liability	1,511	1,830	858	2,483
Allowance for doubtful accounts and sales returns	460	(139)	82	239
Accrued inventory obsolescence reserves	30	83	84	29
Year ended December 31, 2005:
Accrued warranty liability	$54	$–	$15	$39
Accrued royalty and litigation liability	2,483	1,738	1,157	3,064
Allowance for doubtful accounts and sales returns	239	385	190	434
Accrued inventory obsolescence reserves	29	66	15	80

(14)	Selected Quarterly Financial Data (Unaudited)

	2005				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	(in thousands, except per share amounts)
Net sales	$9,053	$10,645	$11,230	$12,284	$7,787	$8,657	$8,934	$9,330
Gross profit	6,877	8,006	8,587	9,219	5,656	6,495	6,811	6,945
Net income	75	242	506	215	135	401	479	1,937*
Net income per share:
Basic	$0.00	$0.01	$0.02	$0.01	$0.01	$0.02	$0.02	$0.08
Diluted	0.00	0.01	0.02	0.01	0.01	0.01	0.02	0.07

*	Includes $1,615 of income tax benefit related to realization of deferred tax assets.

PROSPECTUS
The Spectranetics Corporation
Debt Securities
Preferred Stock
Common Stock
Equity Warrants
Debt Warrants
          The Spectranetics Corporation (the “Company”), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $50,000,000 in the aggregate of (a) secured or unsecured debt securities (the “Debt Securities”) of the Company, in one or more series, which may be either senior debt securities (the “Senior Debt Securities”), senior subordinated debt securities (the “Senior Subordinated Debt Securities”) or subordinated debt securities (the “Subordinated Debt Securities”), (b) shares of preferred stock of the Company, par value $0.001 per share (the “Preferred Stock”), in one or more series, (c) shares of common stock of the Company, par value $0.001 per share (the “Common Stock”), (d) warrants to purchase Common Stock or Preferred Stock (the “Equity Warrants”) or (e) warrants to purchase Debt Securities (the “Debt Warrants” and together with the Equity Warrants, the “Warrants”), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock and the Warrants are collectively referred to herein as the “Securities.” When a particular series of Securities is offered, a supplement to this Prospectus (each a “Prospectus Supplement”) will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.
The purchase of the securities involves certain material risks.
See “Risk Factors” commencing on page 2.
          Except as described more fully herein or as set forth in the Prospectus Supplement relating to any offered Debt Securities, the Indenture will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities. See “Description of Debt Securities — Consolidation, Merger and Sale of Assets.”
          The Company’s Common Stock is traded on the Nasdaq National Market under the symbol “SPNC.” On June 24, 1996, the last reported sale price of the Common Stock as reported by Nasdaq was $5.125 per share. The Company has not yet determined whether any of the Debt Securities, Preferred Stock or Warrants offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

          These securities have not been approved or disapproved by the Securities and Exchange Commission or any state Securities Commission nor has the Securities and Exchange Commission or any state Securities Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a federal offense.

          The Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. See “Plan of Distribution.” If any such agents or underwriters are involved in the sale of any Securities, the names of such agents or underwriters and any applicable fees, commissions or discounts will be set forth in the applicable Prospectus Supplement.
          This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.
The date of this Prospectus is July 12, 1996.

          IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
          IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES ACT OF 1934. SEE “PLAN OF DISTRIBUTION.”
AVAILABLE INFORMATION
          The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any document referred to herein are not necessarily complete, and in each instance reference is made to such document for a more complete description, and each such statement is qualified in its entirety by such reference.
          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.
INFORMATION INCORPORATED BY REFERENCE
          The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus: (1) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, (2) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and (3) all other documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.
          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
          The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to The Spectranetics Corporation, 96 Talamine Court, Colorado Springs, Colorado 80907, Attention: Secretary (telephone (719) 633-8333). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

i

THE COMPANY
          The Spectranetics Corporation (the “Company”) was formed as a Colorado corporation in 1984 and reincorporated as a Delaware corporation in 1986. On June 10, 1994, the Company completed a merger with Advanced Interventional Systems, Inc. (“LAIS”) in which LAIS became a wholly-owned subsidiary of the Company. As a result of the merger with LAIS, the Company also acquired Polymicro Technologies, Inc. (“Polymicro”), a subsidiary of LAIS located in Phoenix, Arizona, which manufactures drawn silica glass products. Effective as of December 29, 1995, LAIS was merged into the Company; Polymicro remains a subsidiary.
          The Company develops, manufactures and markets a proprietary excimer laser and proprietary disposable fiber optic delivery systems for the treatment of cardiovascular disorders. Atherosclerosis, the primary cause of heart attacks, is the partial or total blockage of arteries due to accumulated plaque on the walls of arteries. Cardiovascular disease is the leading cause of death in the United States, accounting for approximately one million, or one-half, of all deaths annually. According to the American Heart Association, 1,500,000 new cases of heart attacks or angina (chest pain due to heart disease) are reported each year.
          The Company’s first prototype laser system was placed at the Texas Heart Institute in Houston in 1987. The first clinical case as an adjunct to bypass surgery was performed in 1988. The first Investigational Device Exemption (IDE) for percutaneous coronary laser angioplasty was received in May 1989. In February 1991 the Company submitted a premarket approval application (“PMA”) to the United States Food & Drug Administration (“FDA”) for its CVX-300 excimer laser system and its 1.4 and 1.7 millimeter diameter catheters. FDA’s panel conducted its public review in November 1991, which resulted in a unanimous recommendation for approval of use of the CVX-300 and the Company’s 1.4 and 1.7 millimeter diameter catheters. In April 1992, the Company received a letter from the FDA indicating the approvability of its PMA submission. On February 19, 1993, FDA completed its review of the Company’s PMA and issued an approval for the Company CVX-300 excimer laser system and the 1.4 and 1.7 millimeter diameter catheters for six different indications for use in the treatment of coronary artery disease. With this approval the Company was able to expand its marketing in the United States beyond its investigational sites.
          On October 18, 1993, the Extreme laser catheter received FDA approval. This over-the-wire high performance catheter was the Company’s first high performance metal rim tip catheter. The Company received FDA approval in October 31, 1994 to market its Vitessetm C-II line of excimer laser angioplasty catheters. This line of catheters incorporates a concentric, fast-exchange design for ease of access in tortuous coronary anatomy. The Company also received ISO 9001 certification from the TUV Product Service GmbH (European equivalent to the FDA) which allowed the Company to market its products in the European Community within compliance of the EN 29 001/ ISO 9001 and EN 46 001. In May 1995, the Company received FDA approval to market its Vitesse C-II and Extreme excimer laser angioplasty catheters for use with Dymer 200+ systems, an excimer laser system manufactured by LAIS prior to its merger with the Company. The approval of this “cross-coupler” device was designed to expand the therapeutic range of the Dymer 200+ systems to include the usage of all six excimer laser coronary indications. While LAIS ceased manufacturing the Dymer 200+ systems after its merger with the Company in 1994, the Company continues to manufacture excimer laser catheters for use with the Dymer 200+ systems still in service. On July 31, 1995, the Company received FDA approval to market the Vitesse E-II excimer laser coronary angioplasty catheter. This catheter was designed to treat lesions with eccentric characteristics within the six-indications group.
          The Company’s principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907, and its telephone number is (719) 633-8333.

RISK FACTORS
          The stockholders of the Company currently are, and will continue to be, subject to the following risks.
Continuing Losses
          The Company has incurred net losses since inception in June 1984, and anticipates that net losses will continue in the foreseeable future. At March 31, 1996, the Company had cumulative losses since inception of approximately $64.3 million. There can be no assurance that the Company will be able to achieve increased sales or profitability.
Quarterly Fluctuations in Operating Results
          Results of operations for the Company have varied and may continue to fluctuate significantly from quarter to quarter and will depend upon numerous factors, including timing of regulatory approvals, market acceptance of products and new product introductions, implementation of health care reforms, changes in product mix between laser units and catheters, ability to manufacture products effectively and competition from other technologies.
Lack of Liquidity
          The operating activities of the Company continue to consume net cash. As of March 31, 1996, the Company had cash, cash equivalents and short term investments of $6.5 million. Cash requirements (the net reduction in cash, cash equivalents and short-term investments) for the Company for 1995 equaled $1.1 million and $0.5 million in the first three months of 1996. Management of the Company believes that elimination of duplicative expenses in consolidation of the business and other cost reduction programs previously implemented will provide the Company with sufficient cash liquidity through 1996. In order for cash flow from operating activities to be sufficient to sustain the Combined Company’s operations beyond 1996, the Company must achieve increases in sales and reductions in expenses. There can be no assurance that such increases in sales or reductions in expenses will occur or that they will be sufficient to maintain adequate cash to continue operations beyond 1996.
No Assurance that the Company will be able to Obtain Additional Financing
          The Company may require additional financing in the future. Such financing, if required, may not be available on satisfactory terms, or at all. If the Company is unable to obtain sufficient funding from other sources on terms and prices acceptable to the Company, the Company’s ability to make capital expenditures, compete effectively and withstand the effects of adverse market and economic conditions may be significantly impaired. If the Company is able to obtain debt financing, there can be no assurance that the Company will have sufficient cash flow from operating activities to meet its debt service requirements. Therefore, the Company may be required to meet its debt service requirements from other sources, such as the sale of additional equity and debt securities and the sale of selected assets. To the extent the Company finances its future operations through the issuance of equity securities, existing stockholders may suffer dilution in net tangible book value per share.
Limited Operating History; Limited Manufacturing Experience
          The Company has a limited history of operations. The Company received PMA from the FDA for its CVX-300 laser in 1993 and for LAIS’ Dymer 200+ system in 1992. Accordingly the Company does not have substantial experience in manufacturing, marketing or selling its products in commercial quantities. The Company does not have substantial experience manufacturing its products in the volumes that will be necessary for them to achieve profitability. The Company may encounter difficulties in scaling up production of laser units and catheters and hiring and training additional qualified manufacturing personnel. The occurrence of difficulties as the Company increases production volumes could lead to quarterly fluctuations in operating results and have a material adverse effect on its business, financial condition and results of operations.
Uncertain Market Acceptance
          Excimer laser angioplasty technology is a relatively new procedure which competes with more established therapies, including balloon angioplasty and bypass surgery, and other evolving technologies, such as atherectomy and non-excimer laser technologies. The cost of the CVX-300 laser system is significantly greater than the cost of therapeutic capital equipment required with balloon angioplasty catheters. In addition, because excimer laser procedures are often followed by balloon angioplasty, the cost of the excimer laser angioplasty can be significantly greater than balloon angioplasty alone. Market acceptance of the laser angioplasty system also will depend, in part, on the Company’s ability to establish within the medical community the clinical efficacy of excimer laser angioplasty.
          As a result of such factors, there can be no assurance that the marketplace will be receptive to the Company’s laser angioplasty systems or that excimer laser angioplasty will be accepted over competing therapies. Failure of its products to achieve market acceptance would have a material adverse effect on the Company’s businesses, financial condition and results of operations.
Uncertainty of Impact of Health Care Reform
          The federal government and certain states are investigating proposals to overhaul the United States health care system. Some proposals include provisions of universal access to health care, reforming the payment methodology for health care goods and services by both the public (Medicare and Medicaid) and private sectors, and methods to control or reduce public and private spending on health care. In addition, other legislative and industry groups are studying various health care issues. The ultimate timing or effect such reforms may have on the Company cannot be predicted and no assurance can be given that any such reforms will not have a material adverse effect on the Company’s revenues and earnings. Short-term cost containment initiatives may vary substantially from long-term reforms and may impact the Company differently.
Limitations on Third-Party Reimbursement
          The CVX-300 and Dymer 200+ systems are generally purchased by hospitals, which then bill various third-party payors, such as government programs and private insurance plans, for the health care services provided to their patients. Unlike balloon angioplasty and atherectomy, laser angioplasty requires the purchase of expensive capital equipment. The FDA has required that the label for the CVX-300 system indicate that adjunctive balloon angioplasty was performed in the majority of the procedures submitted to the FDA in the Company’s application for PMA. This will require the purchase of both a laser catheter and a balloon catheter. Payors may deny reimbursement for procedures they believe to be duplicative. Payors may also deny reimbursement if they determine that a device used in a procedure was experimental, was used for a non-approved indication or was not used in accordance with established payor protocols regarding cost effective treatment methods. There can be no assurance that laser angioplasty using the CVX-300 or the Dymer 200+ systems will be considered cost effective by third-party payors, that reimbursement will be available or, if available, that payors’ reimbursement policies will not adversely affect the Company’s ability to sell its products on a profitable basis. There are increasing pressures from many payor sources to control health care costs. In addition, there are increasing pressures from public and private payors to limit increases in reimbursement rates for medical devices. The market for the Company’s products and the levels of revenues and profitability could also be adversely affected by changes in governmental and private third-party payors’ policies or by recent federal legislation that reduces reimbursements under the capital cost pass-through system for the Medicare program.

Costs and Uncertainty of Regulatory Compliance
          The Company’s products and manufacturing activities are subject to vigorous regulation by the FDA and comparable state and foreign agencies. The process of complying with these regulations can be costly and time consuming. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent the Company from obtaining, or affect the timing of, future regulatory approvals. There can be no assurance that the FDA will approve the Company’s current or future PMA supplements on a timely basis or at all. The absence of such approvals could have a material adverse effect on the Company’s ability to generate future revenues.
Intense Competition
          Completion in the market for the treatment of cardiovascular disease is intense and expected to increase. Currently, the Company competes with manufacturers of balloon angioplasty devices, atherectomy devices, and other laser angioplasty systems and pharmaceutical products. There can be no assurance that the Company’s current and future competitors will not develop technologies and products that are more effective in treating cardiovascular disease than the Company’s current products or future products, and the Company’s competitors, particularly large medical and pharmaceutical companies, have substantially greater financial, manufacturing, marketing and technical resources than the Company.
Technological Change Resulting in Product Obsolescence
          Market acceptance and sales of the Company’s products also could be adversely affected by technological changes. The health care industry is characterized by rapid technological progress. New developments are expected to continue at an accelerated pace in both industry and academia. Many companies, some of which have substantially greater resources than the Company, are engaged in research and development with respect to methods of treatment and prevention of coronary artery disease. These include pharmaceutical approaches as well as development of new or improved angioplasty, atherectomy or other devices. The Company’s products could be rendered obsolete as a result of future innovations in the treatment of coronary artery disease.
Uncertainty Related to Patents and Proprietary Rights
          The Company holds patents, has licenses to use patents and has patent applications pending. There can be no assurance that any patents currently applied for by the Company will be granted or that any patents held by the Company will be valid or sufficiently broad to protect the Company’s technology or to provide them with any competitive advantage or will not be challenged or circumvented by competitors. Termination of the licenses granted to the Company would have a material adverse effect on its business, financial condition and result of operations.
          The Company is aware of other patents issued to and patent applications filed by individuals, partnerships, companies, universities and research institutions relating to laser and fiberoptic technologies, which, if valid and enforceable, may be infringed by the Company. The Company has received notice from other parties regarding the existence of certain patents involving the use of lasers in the body. Although the Company has not been sued by these parties, there can be no assurance that the Company will not be sued or that it would prevail in any such action. Should the Company determine that it is necessary to obtain a license to such patents or proprietary technology, there can be no assurance that any such license would be available on favorable terms or at all, or that it would be able to develop or otherwise obtain alternative technology.
          It is the Company’s policy to require its employees and consultants to execute a confidentiality agreement upon the commencement of an employment or consulting relationship with the Company. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions developed by the individual shall be the exclusive property of the Company, other than inventions unrelated to the Company’s business and developed entirely on the employee’s own time. There can be no assurance that these agreements will provide meaningful protection for the Company’s trade secrets in the event of unauthorized use or disclosure of such information.
          Litigation concerning patents and proprietary rights could result in substantial cost to and diversion of effort by the Company. Adverse findings in any proceeding could subject the Company to significant liability to third parties, require the Company to seek licenses from third parties and adversely affect the ability of the Company to manufacture and sell its products.
          The Company also relies on trade secrets and unpatented know-how to protect its proprietary technology, and the Company may be vulnerable to competitors who attempt to copy its products or to gain access to its trade secrets and know-how.
Dependence on Suppliers and Distributors
          The glass rods used by the Company in the fabrication of optical fibers incorporated into catheters are currently available from a single source which holds worldwide patent rights on this material. Any interruption in the supply of such glass rods could have a material adverse effect on its ability to manufacture catheters.
Product Liability and Sufficiency of Insurance Coverage
          The manufacture and sale of the Company’s products entail the risk of product liability claims. A successful claim brought against the Company could have a material adverse effect on the Company. The Company maintains product liability insurance with coverage of $5.0 million per occurrence and an annual aggregate maximum of $5.0 million. There can be no assurance that the coverage limits of its insurance policies will be adequate or that such insurance will be available in the future on acceptable terms, if at all.
Dependence on Key Personnel
          The Company is dependent upon a limited number of key management and technical personnel, and the future success of the Company will depend in part upon its ability to attract and retain highly qualified personnel. The Company will compete for such personnel with other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. Loss of key personnel or inability to hire or retain qualified personnel could have a material adverse effect on its business, financial condition and results of operations.
Anti-Takeover Effects of Certain Charter and Other Provisions
          Each of the following provisions may have anti-takeover effects and may have a negative impact on the rights of the Company’s stockholders and the value of the Company’s Common Stock:

Preferred Stock Issuance
          Up to five million shares of the Company’s preferred stock may be issued in the future by the Company without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of the Company Common Stock will be subject to, and may be adversely affect by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

Delaware Corporation Code Section 203
          Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” (as defined) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless certain conditions are met. Section 203 has a negative impact on the ability of certain stockholders to effect business combinations with the Company.

Inability of Stockholders to Call Special Meeting
          The Company’s Bylaws provide that special meetings of stockholders may be called only by the Board of Directors or a committee of the Board of Directors duly designated and authorized to call special meetings in a resolution of the Board of Directors or as may otherwise be specifically provided in the Company’s Certificate. This provision may limit the ability of the Company’s stockholders to take actions not supported by the Board of Directors.

Amendment or Repeal of Bylaws
          The Company’s Bylaws may be adopted, amended or repealed by the Board of Directors or by the affirmative vote of a majority of the outstanding shares of the Company’s Common Stock entitled to vote. The ability of the Board of Directors to amend the Bylaws to increase the number of directors may make it more difficult for the stockholders to change control of the Board of Directors.
Potential Volatility of Stock Price
          The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, the market price of the shares of the Company’s Common Stock, similar to other health care companies, has been, and is likely to continue to be, highly volatile. Factors such as fluctuations in operating results, announcements of technological innovations or new products by the Company or its competitors, governmental regulation, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others and general market conditions may have a significant effect on the market price of the Company’s Common Stock.
Lack of Dividends
          The Company has not declared or paid any cash dividends with respect to the Company’s Common Stock. It is not anticipated that the Company will pay any cash dividends in the foreseeable future. In addition, there may be restrictions under state law on the ability of the Company to declare cash dividends.
Negative Impact of Certain Royalty Payments
          The Company is obligated under various licensing and royalty agreements which require the Company to pay royalties based on a percentage of net sales of certain products, subject to maximum amounts for certain agreements. Under one agreement, the Company is required to pay a minimum royalty of $20,500 per quarter in 1996, and quarterly amounts adjusted for changes in the consumer price index thereafter through 2010. The agreements generally expire at various dates concurrent with the expiration dates of the respective patents. Royalty expense under these agreements amounted to $481,000, $463,000 and $444,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

USE OF PROCEEDS
          The Company currently has no specific plans for the use of the net proceeds from the sale of Securities offered hereby. However, the Company currently anticipates that any such net proceeds would be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, repayment of indebtedness and acquisitions. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company’s intended use for the net proceeds received from the sale of such Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.
RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
          The following table sets forth the unaudited consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the Company for the periods indicated.

		Fiscal Year Ended December 31,
	Quarter Ended
	March 31, 1996	1995	1994	1993	1992	1991

Ratio of earnings to fixed charges (1)	–	–	–	–	–	–
Ratio of earnings to fixed charges and preferred stock dividend(1)	–	–	–	–	–	–
Dollar amount of coverage deficiency	$12,000	$65,000	$95,000	$157,000	$51,000	$42,000

(1)	For all periods represented, the Company’s earnings were negative. For the purpose of calculating the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of income before income taxes and fixed charges (exclusive of preferred stock dividends). For the purpose of calculating both ratios, fixed charges include interest expense, capitalized interest and that portion of rentals representative of an interest factor. The Company did not distribute any preferred stock dividends during fiscal years 1991 to 1995 or the three months ended March 31, 1996.

GENERAL DESCRIPTION OF SECURITIES
          The Company directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $50,000,000 in the aggregate of (a) secured or unsecured debt securities (the “Debt Securities”) of the Company, in one or more series, which may be either senior debt securities (the “Senior Debt Securities”), senior subordinated debt securities (the “Senior Subordinated Debt Securities”) or subordinated debt securities (the “Subordinated Debt Securities”), (b) shares of preferred stock of the Company, par value $0.001 per share (the “Preferred Stock”), in one or more series, (c) shares of common stock of the Company, par value $0.001 per share (the “Common Stock”), (d) warrants to purchase Common Stock or Preferred Stock (the “Equity Warrants”) or (e) warrants to purchase Debt Securities (the “Debt Warrants” and together with the Equity Warrants, the “Warrants”), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for and/or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock, the Common Stock and the Warrants are collectively referred to herein as the “Securities.” When a particular series of Securities is offered, a supplement to this Prospectus (each a “Prospectus Supplement”) will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.
DESCRIPTION OF DEBT SECURITIES
          The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.
          Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the “Indenture”), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the “Trustee”). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “TIA”) as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential investors of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. As used under this caption, unless the context otherwise requires, “Offered Debt Securities” shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement.
General
          The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. In addition, except as may be provided in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.
          The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof; (3) any limit upon the aggregate principal amount of the Offered Debt Securities; (4) the date or dates on which the principal of the Offered Debt Securities is payable; (5) the rate or rates at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (6) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt

Securities will be payable and the record dates for the determination of holders to whom interest is payable; (7) the place or places where the principal of and any interest on the Offered Debt Securities will be payable; (8) the obligation of the Company, if any, to redeem, purchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period and periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, purchased or repaid pursuant to such obligation; (9) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (10) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (11) any addition to or change in the covenants which apply to the Offered Debt Securities; (12) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under “Events of Default”; (13) whether the Offered Debt Securities will be issued in whole or in part in global form; the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities; (14) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into other securities or property; (15) the nature and terms of the security for any secured Offered Debt Securities; and (16) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.
          Debt Securities may be issued at a discount from their principal amount (“Original Issue Discount Securities”). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.
          Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.
          Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company’s business or operations, the pledging of the Company’s assets or the incurrence of indebtedness by the Company.
Status of Debt Securities
          The Senior Debt Securities will be unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.
          The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. Except to the extent set forth in the Prospectus Supplement, “Senior Indebtedness” of the Company is defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) on (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as “Debt”); provided, however, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any Subordinated Debt

Securities. The Company will not issue Debt which is subordinated in right of payment to any other Debt of the Company and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.
          The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.
          No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default (an “Event of Default”) in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.
          If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional senior indebtedness.
Conversion Rights
          The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.
Exchange, Registration, Transfer and Payment
          Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the

Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.
Book-Entry Debt Securities
          The Debt Securities of a series may be issued in the form of one or more Global Securities (the “Global Securities”) that will be deposited with a depositary (“Depositary”) or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.
          Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.
          The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.
          Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee (“participants”). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.
          So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.
          Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.
          Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.
Consolidation, Merger and Sale of Assets
          The Company, without the consent of any holders of outstanding Debt Securities, may not consolidate with or merge into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after the transaction no Default or Event of Default exists.
          Except as may be described in a Prospectus Supplement applicable to a particular series of Debt Securities, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.
Covenants of the Company
          The applicable Prospectus Supplement will describe any material covenants in respect of a series of Offered Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, the Indenture will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities.
Events of Default
          Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise; (b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 30 days; (c) an Event of Default, as defined in the Debt Securities of that series, occurs and is continuing, or the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); and (d) certain events of bankruptcy, insolvency or reorganization. A Default under clause (c) above is not an Event of Default with respect to a particular series of Securities until the Trustee or the holders of at least 25% in principal amount of the then outstanding Securities of that series notify the Company of the Default and the Company does not cure the Default within

30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.”
          If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see “Modification and Waiver” below.
          The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.
          The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.
Modification and Waiver
          Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security; (iii) reduce the principal of or change the fixed maturity of any Debt Security, or alter the redemption provisions which respect thereto; (iv) make any Debt Security payable in money other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of or interest on any Debt Security; or (vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture’s provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest on any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.
          Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of or interest on any Debt Security with respect to the Debt Securities of that series.
Termination of the Company’s Obligations Under the Debt Securities and the Indenture
          Except as otherwise described below, the Company may terminate its obligations under the Debt Securities and the Indenture with respect to the Debt Securities if:

(a) all previously authenticated and delivered (other than destroyed, lost or stolen Debt Securities which have been replaced or Debt Securities which are paid or Debt Securities for whose payment money or securities has theretofore been held in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or

(b) (1) the Debt Securities mature within one year; and (2) the Company irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the holders of Debt Securities for that purpose, money or U.S. Government Obligations, or a combination thereof, with the U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of and interest on the Debt Securities to maturity and to pay all other sums payable by it under the Indenture; or

(c) (1) the Company irrevocably deposits in trust with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the holders of Debt Securities for that purpose, money or U.S. Government Obligations, or a combination thereof, with the U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of and interest on the Debt Securities to maturity;

(2) The Company shall have delivered to the Trustee (A) a ruling directed to the Trustee received from the Internal Revenue Service to the effect that the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of the Company’s exercise of its option under this clause (c) and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, or (B) an opinion of counsel to the same effect as the ruling described in subclause (A) above accompanied by a ruling to that effect published by the Internal Revenue Service, unless there has been a change in the applicable federal income tax law since the date of the Indenture such that a ruling from the Internal Revenue Service is no longer required;

(3) The Company has paid or caused to be paid all sums then payable by the Company under the Indenture; and

(4) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for in this clause (c) relating to termination of obligations of the Company have been complied with.
          The Company’s obligations under sections of the Indenture relating to the registrar and the paying agent, their obligations, the maintenance of a list of holders, transfers of Debt Securities, replacement of securities, payment (together with payment obligations under the Debt Securities), compensation and indemnity of the Trustee, replacement of the Trustee and repayment to the Company of excess money held by the Trustee or the paying Agent, shall survive until the Debt Securities are no longer outstanding. If the ruling from the Internal Revenue Service or opinion of counsel referred to in clause (c)(2) above is based on or assumes that the Company’s payment obligations under the Indenture or its payment obligations under the Debt Securities will continue (or is silent with respect thereto), then such discharge shall constitute only a “covenant defeasance” and, consequently, the Company shall remain liable for the payment of the Debt Securities. However, if and when a ruling from the Internal Revenue Service or opinion of counsel referred to in clause (c)(2) above is able to be provided specifically without regard to, and not in reliance upon, the continuance of the Company’s payment obligations under the Indenture and its payment obligations under the Debt Securities, then the Company’s payment obligations under the Indenture and the Debt Securities shall cease upon delivery to the Trustee of such ruling or opinion of counsel and compliance with the other conditions precedent provided for in clause (c) above relating to the satisfaction and discharge of the Indenture. In such a case (a “legal defeasance”) holders would be able to look only to the trust fund for payment of principal or interest on the Debt Securities.
Regarding the Trustees
          The Trustee with respect to the first series of Debt Securities, if any, will be identified in the Prospectus Supplement relating to such Debt Securities. Other Trustees may be designated for any subsequent series of Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein, contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.
          The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

DESCRIPTION OF PREFERRED STOCK
          The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), and the certificate of designation (a “Certificate of Designation”) relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock. As of March 31, 1996, the Company had no shares of Preferred Stock outstanding.
General
          The Company has the authority to issue up to 5,000,000 shares of preferred stock, $0.001 par value per share (“preferred stock of the Company,” which term, as used herein, includes the Preferred Stock offered hereby). Under the Articles of Incorporation, the Board of Directors of the Company is authorized without further stockholder action to designate and provide for the issuance of such shares of preferred stock of the Company, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by the Board of Directors of the Company (as used herein the term “Board of Directors of the Company” includes any duly authorized committee thereof).
          The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; (vii) whether depositary shares representing shares of such Preferred Stock will be offered and, if so, the fraction of a share of such Preferred Stock represented by each depositary share; and (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.
          The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company’s general creditors.
Dividend Rights
          Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as are set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.
          Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.
          Unless otherwise specified in the applicable Prospectus Supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of the Company (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as “Junior Stock”), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of stock of the Company, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.
Liquidation Preferences
          Unless otherwise specified in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of the Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable Prospectus Supplement, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.
Redemption
          A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.
          In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default is made by the Company in providing for the payment of the redemption price plus cumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.
          Unless otherwise specified in the applicable Prospectus Supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; PROVIDED, HOWEVER, that the foregoing will not prevent the purchase or acquisition of share shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.
Conversion and Exchange Rights
          The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock or the number of shares of another series of Preferred Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the Prospectus Supplement.
Voting Rights
          Except as indicated in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

DESCRIPTION OF COMMON STOCK
          The Company has authority to issue up to 25,000,000 shares of Common Stock, par value $0.001 per share. As of May 3, 1996, there were 18,380,652 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by common shareholders, including the election of directors. Common shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire Board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.
          The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available thereof and subject to prior dividend rights of holders of any shares of preferred stock of the Company which may be outstanding. Upon liquidation or dissolution of the Company subject to prior liquidation rights of the holders of preferred stock of the Company, the holders of Common Stock are entitled to receive on a pro rata basis the remaining assets of the Company available for distribution. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. Norwest Bank Minnesota, N.A., acts as transfer agent and registrar for the Common Stock.
DESCRIPTION OF WARRANTS
          The Company may issue Warrants to purchase Debt Securities (“Debt Warrants”), as well as Warrants to purchase Preferred Stock or Common Stock (“Equity Warrants”) (together, the “Warrants”). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each a “Warrant Agreement”) to be entered into between the Company and a bank or trust company, as warrant agent (the “Warrant Agent”), all as shall be set forth in the Prospectus Supplement relating to Warrants being offered pursuant thereto. As of May 3, 1996, the Company had no Warrants outstanding.
Debt Warrants
          The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants (“Debt Warrant Certificates”), including the following: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant; (8) the date on which the right to exercise such Debt Warrants will commence, and the date on which such right will expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (10) a discussion of any material federal income tax considerations; and (11) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.
          Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payment of principal of or any premium or interest on the Debt Securities purchasable upon such exercise.

Equity Warrants
          The applicable Prospectus Supplement will describe the following terms of Equity Warrants offered thereby: (1) the title of such Equity Warrants; (2) the Securities (i.e. Preferred Stock or Common Stock) for which such Equity Warrants are exercisable; (3) the price or prices at which such Equity Warrants will be issued; (4) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Equity Warrants are issued, and the number of such Equity Warrants issued with each such share of Preferred Stock or Common Stock; (5) if applicable, the date on and after which such Equity Warrants and the related Preferred Stock or Common Stock will be separately transferable; (6) if applicable, a discussion of any material federal income tax considerations; and (7) any other terms of such Equity Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Equity Warrants.
          Holders of Equity Warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.
          The exercise price payable and the number of shares of Common Stock or Preferred Stock purchasable upon the exercise of each Equity Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or Preferred Stock or a stock split, reverse stock split, combination, subdivision or reclassification of Common Stock or Preferred Stock. In lieu of adjusting the number of shares of Common Stock or Preferred Stock purchasable upon exercise of each Equity Warrant, the Company may elect to adjust the number of Equity Warrants. No adjustments in the number of shares purchasable upon exercise of the Equity Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company may, at its option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of Equity Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Equity Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock of Preferred Stock into which such Equity Warrant was exercisable immediately prior thereto.
Exercise of Warrants
          Each Warrant will entitle the holder to purchase for cash such principal amount of Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.
          Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

PLAN OF DISTRIBUTION
          The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.
          Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company’s agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.
          Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.
          If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company’s agents to solicit offers by certain institutions to purchase the Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than the amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by the institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount specified in the applicable Prospectus Supplement. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Securities pursuant to Contracts accepted by the Company.
          The rules of the Commission generally prohibit underwriters and other members of the selling group from making a market in the Company’s Common Stock during the “cooling off” period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an underwriter or other member of the selling group to continue to make a market in the Company’s Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters and other members of the selling group may engage in passive market making in the Company’s Common Stock during the cooling off period.

LEGAL MATTERS
          Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.
EXPERTS
          The financial statements of The Spectranetics Corporation as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.